Exhibit 99.8

BUDGET2017
WORKING TO MAKE LIFE BETTER
FISCAL PLAN
ALBERTA

Communications

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ISBN    978-1-4601-3250-0 (Print)

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ISSN    2369-0119 (Print)

ISSN    2369-0127 (Online)

Copyright © 2017 President of Treasury Board and Minister of Finance and its licensors. All rights reserved.

Government of Alberta

FISCAL PLAN

2017– 20

PRESENTED BY

JOE CECI

PRESIDENT OF TREASURY BOARD

AND MINISTER OF FINANCE

in the Legislative Assembly of Alberta

March 16, 2017

ACCOUNTABILITY STATEMENT

The government’s Fiscal Plan for the three years commencing April 1, 2017 was prepared under my direction in accordance with the Fiscal Planning and Transparency Act and the government’s accounting policies. All of the government’s policy decisions as of March 3, 2017 with material economic or fiscal implications have been considered in preparing the three-year Fiscal Plan.

Original signed by

Joe Ceci

President of Treasury Board and Minister of Finance

March 7, 2017

ii             FISCAL PLAN 2017–20

FISCAL PLAN 2017–20            iii

BLANK PAGE

iv

Government of Alberta

FISCAL PLAN

OVERVIEW

OVERVIEW

2             OVERVIEW  •  FISCAL PLAN 2017–20

OVERVIEW
THEMES
Budget 2017 is about making the lives of Albertans better.
Alberta is just now beginning to recover from the steepest and most prolonged slide in oil prices in recent history . Alberta is also rebuilding after the Wood Buffalo wildfire – the largest natural disaster in Alberta’s history. Budget 2017 continues to build on the Jobs Plan with economic diversification, support for families and putting Albertans to work. This plan sets the foundation for the return to growth . It is also forward looking and supports sustained growth through investment in critical infrastructure and the implementation of the internationally regarded Climate Leadership Plan that has already resulted in decisions that support expanded market access for Alberta’s energy industry.
Budget 2017 is based on the following themes:

∎

Practical changes that make life more affordable for Albertans. Reducing fees in the K–Grade 12 education system will ensure that core education is affordable for all Alberta families . The tuition freeze in post-secondary institutions is being extended for a third year . A rate ceiling on electricity prices has been established, and, through the Climate Leadership Plan, Energy Efficiency Alberta will provide programs and services to help Albertans protect their pocketbook and lower their carbon footprint. In addition, the Climate Leadership Plan provides rebates to lower and middle income Albertans.

∎

Creating good jobs and building a diversified economy. The second year of Alberta’s five-year Capital Plan continues significant investments in modern infrastructure, the backbone of a strong and resilient economy. This includes green infrastructure investments made under the Climate Leadership Plan. Budget 2017 continues to focus on Alberta’s jobs, investment and diversification plan to help encourage job creation and economic diversification.

∎

Protecting and improving the services and supports that make a difference in the lives of Albertans. Budget 2017 provides stable funding for health, education, income support programs and social services. It supports families through the Alberta Child Benefit and enhanced Alberta Family Employment Tax Credit.

Budget 2017 is also about managing government spending. This includes a number of cost-saving measures, including realigning executive compensation in Alberta’s public agencies, finding in-year savings and freezing salaries for political staff and government managers. Combined, the cost-saving measures will keep the rate of growth in government operating expense below the combined rate of population growth plus inflation to achieve lower year-on- year deficits on a path to balance.

A “risk adjustment” continues to be included in the Fiscal Plan as a reflection of the potential impact of uncertain world oil markets on Alberta’s resource revenue.

FISCAL PLAN 2017–20  •  OVERVIEW             3

Budget 2017 reflects input from thousands of Albertans who submitted their ideas and feedback as part of the budget consultation process. The President of Treasury Board and Minister of Finance held roundtable discussions with representatives from many sectors including health care, labour and energy. He also met with the chief economists of major Canadian banks and financial institutes to discuss Alberta’s economic recovery and oil price forecasts. More than 80,000 Albertans joined the Minister and Premier in telephone town hall meetings which took place over two evenings. More than 4,300 online submissions, 125 emails and 50 written reports were received as part of the consultation.

MAKING LIFE AFFORDABLE FOR ALBERTANS
▶ Budget 2017 makes life affordable by reducing school fees and continuing the tuition freeze.

While recovery has started, the steep decline in oil prices has had a significant and enduring effect on Alberta families as well as Alberta’s economy. To make life more affordable for Alberta families, Budget 2017:

	∎	Removes school fees that are core to accessing public education, including fees for instructional supplies or materials and transportation for eligible students to their designated school.
	∎	Extends the tuition freeze in post-secondary institutions for a third year, to the end of the 2017-18 academic year, to ensure that education and training remain affordable.
	∎	Ensures stable and affordable electricity prices over the next four years through a rate ceiling of 6.8 cents per kilowatt hour.
∎

Helps Albertans lower their carbon footprint and energy costs. With $566 million budgeted over three years, Energy Efficiency Alberta will deliver a variety of programs to help lower energy bills and install small scale renewables. Also under the Climate Leadership Plan, lower and middle income Albertans will qualify for rebates of up to $300 for single adults, $450 for couples and $45 per child in 2018.

CREATING GOOD JOBS AND A DIVERSIFIED ECONOMY
▶ Budget 2017 supports job

All Albertans will benefit from a stronger and more diversified economy. Budget 2017 carries through on the second year of a two-year $250 million package to support job creators and encourage business capital investment, attract new businesses to Alberta, support regional economic development and improve access to training opportunities.

creators including small and medium sized enterprises.	Within the Ministry of Economic Development and Trade, in the second year the jobs package is providing:
	∎	$71 million to support job creators with two tax credits to encourage investors to support eligible small and medium-sized enterprises in Alberta, and encourage businesses to make capital investments.
	∎	In addition, the Alberta Enterprise Corporation has funding to spur innovation and help grow companies and increase employment in areas such as clean technology.

4             OVERVIEW  •  FISCAL PLAN 2017–20

∎ $13 million to attract and support new businesses and pursue regional economic development initiatives.
∎ $14 million for new apprenticeship and training opportunities.

Additional supports for small and medium-sized enterprises are provided through the small business income tax rate reduction that started in January 2017, and grant programs for small breweries and labour-based grants for cultural industries to support job capacity and development in digital technologies like animation and interactive digital media.

Implementation of the Petrochemicals Diversification Program capitalizes on the growing global demand for related higher value products and promotes greater energy processing right in Alberta. It helps build a broader petrochemical industry and the related natural gas mid-stream sector while also diversifying Alberta’s economy and creating new jobs. The new petrochemical facilities supported by the program represent a potential capital investment to Alberta approaching $6 billion.

PROTECTING AND IMPROVING SERVICES FOR ALBERTANS

To continue supporting Alberta families through difficult times, as recovery takes hold, Budget 2017 focuses on providing stable funding for core public services that make a difference in the lives of Albertans, including health care, education, income support programs and social services.

◀ Budget 2017 provides stable funding for core public services.
Health funding increases to $21.4 billion. This provides funding to increase investments in community care with an added emphasis on home care and adds over 1,000 new continuing care beds in 2017-18.

$8.2 billion for Education continues the government’s commitment to fund enrolment growth in the K–Grade 12 education system, ensuring that Alberta’s children continue to benefit from a world class education system.

Employment and income support programs help eligible Albertans cover their basic costs of living and provide access to career, workplace and labour market information. The income support budget increases to $605 million in 2017-18, with a further $257 million budgeted for related adult and child health benefit programs.

To help families, the Alberta Child Benefit provides $174 million in 2017-18 with up to $2,785 each year to Alberta’s most vulnerable families, in support of about 200,000 children. The Alberta Family Employment Tax Credit supports working families with children by providing a maximum annual credit of $773 for families with one child, and up to $2,038 for families with four or more children.

The Ministry of Children’s Services was established in January 2017 to create an increased focus on ensuring that children are provided with the services and supports they need to thrive in healthy families and healthy communities. Budget 2017 provides stable funding for the child intervention system and provides a solid foundation to strengthen the system.

FISCAL PLAN 2017–20  •  OVERVIEW             5

REVENUE

While oil prices are recovering from the lows reached in 2016, the impact on the provincial economy continues to affect government revenue. Non- renewable resource revenue is budgeted at $3.8 billion in 2017-18, a level well below averages over the past decade.

Revenue is expected to gradually recover and it is only by 2019-20 that total government revenue (excluding the Climate Leadership Plan) is expected to exceed the $49.5 billion revenue received in 2014-15.

▶ Alberta maintains

Alberta maintains the lowest overall tax regime in Canada, with no provincial sales tax, health premium or payroll tax. Albertans across all income ranges will continue to pay the lowest overall taxes when compared to other provinces.

the lowest overall tax regime in Canada.	Including the Climate Leadership Plan, total revenue will be $45 billion in 2017-18, in line with the Budget 2016 forecast. Revenue is expected to grow to $47.6 billion in 2018-19 and $51.8 billion in 2019-20.

Budget 2017 – Revenue
(millions of dollars)	2015-16	2016-17	2016-17	2017–18	2018-19	2019-20
	Actual	Budget	Forecast	Estimate	Target	Target
Income and Other Taxes	20,720	21,767	20,546	21,762	23,323	24,662
Non-Renewable Resource Revenue	2,789	1,364	2,430	3,754	4,226	6,628
Transfers from Government of Canada	7,142	7,278	7,943	7,988	7,870	8,079
Investment Income	2,544	2,115	2,886	2,193	2,231	2,315
Net Income from Government Business Enterprises	2,570	2,416	2,404	2,506	2,568	2,662
Premiums, Fees and Licences	3,574	3,649	3,646	3,683	3,770	3,863
Other	3,161	2,846	3,083	3,129	3,655	3,573
Total Revenue	42,500	41,435	42,938	45,015	47,643	51,782

EXPENSE
▶ Budget 2017 supports recovery by taking a long-term view of the province’s fiscal position.

The government is committed to managing the province’s fiscal position by taking a long-term view that supports recovery, rather than making short- sighted, drastic cuts which would further exacerbate the challenges that Albertans and the province currently face.

Budget 2017 maintains the stable funding for core public services, including health care, education, income support programs and social services.
	∎	Health. Budget 2017 provides $21.4 billion for Health in 2017-18, keeping the government’s commitment to provide stable funding for health care.
	∎	Education. Budget 2017 provides $8.2 billion for Education in 2017- 18, keeping the government’s commitment to fund enrolment growth, projected at 1.8% in 2017-18.
∎

Advanced Education. Budget 2017 provides $6 billion for Advanced Education in 2017-18, keeping the government’s commitment to provide stable, predictable funding for post-secondary education. Base operating grants for institutions will increase 2% per year, while accessibility and affordability for students improves with the third year of tuition freeze.

6             OVERVIEW  •  FISCAL PLAN 2017–20

∎	Community and Social Services. Budget 2017 provides $3.3 billion for Community and Social Services in 2017-18, keeping the government’s commitment to strong families and strong communities.
∎

Children’s Services. Budget 2017 provides $1.4 billion for Children’s Services to create an increased focus on ensuring that children in Alberta are provided with the services and supports they need to thrive in healthy families and healthy communities.

At the same time, Budget 2017 reflects a number of cost saving measures that help constrain the rate of growth in government operating expense:
∎	Putting in place an executive compensation framework for 23 public agencies that is expected to save nearly $16 million a year.	◀ Budget 2017 includes measures to manage operating expense growth.
∎	A continued freeze on salaries for political staff and managers in government departments and public agencies.
∎	Identifying $200 million of in-year savings across government.

After funding to maintain current service levels in existing core public service programs, Budget 2017 will achieve operating budget increases of 2.2% in 2017-18, and 2.7% in 2018-19 and 2019-20, below projected population growth plus inflation which is expected to average 3.3% per year for each of the next three years.

Including the Climate Leadership Plan, total expense will be $54.9 billion in 2017-18, $56.7 billion in 2018-19 and $58 billion in 2019-20.

Budget 2017 – Expense
(millions of dollars)	2015-16 Actual	2016-17 Budget	2016-17 Forecast	2017–18 Estimate	2018-19 Target	2019-20 Target
Operating expense (net of in-year savings)	43,189	44,094	44,868	45,850	47,097	48,363
Climate Leadership Plan operating expense	-	325	1,380	868	1,395	1,053
Disaster assistance (with operating 2013 flood support)	563	246	1,354	235	201	200
Capital grants	1,911	2,288	2,221	3,302	2,572	2,289
Climate Leadership Plan capital grants	-	5	-	68	411	580
Amortization / inventory consumption / disposal loss	3,131	3,208	3,242	3,375	3,448	3,577
Debt servicing costs	776	996	1,027	1,398	1,807	2,286
Pension provisions	(630)	(65)	(348)	(237)	(279)	(339)
Total Expense	48,942	51,097	53,744	54,859	56,652	58,009

FISCAL PLAN 2017–20  •  OVERVIEW             7

FISCAL MANAGEMENT
Debt to GDP Ratio. The government is committed to maintaining one of the lowest debt to nominal GDP ratios among the provinces.

▶ Budget 2017 continues to include a risk adjustment factor to account for volatility in Alberta’s resource revenue.	Risk Adjustment. Alberta’s revenue is extremely volatile and difficult to predict given the province’s reliance on resource revenue. Budget 2017 continues to include a risk adjustment factor, ensuring a level of prudence in Alberta’s budget and fiscal planning. The risk adjustment is $500 million in 2017-18 and increases to $700 million in 2018-19 and then to $1 billion in 2019-20 as uncertainty related to resource revenue increases over time. The risk adjustment is included in the calculation of the deficit.

Budget 2017 – Key Fiscal Metrics
(billions of dollars)	2015-16 Actual	2016-17 Budget	2016-17 Forecast	2017–18 Estimate	2018-19 Target	2019-20 Target
Total Revenue	42.5	41.4	42.9	45.0	47.6	51.8
Total Expense	48.9	51.1	53.7	54.9	56.7	58.0
Risk Adjustment	-	(0.7)	-	(0.5)	(0.7)	(1.0)
Surplus / (Deficit)	(6.4)	(10.4)	(10.8)	(10.3)	(9.7)	(7.2)
Other Key Metrics:
Capital / Other Non-financial Assets	47.3	51.2	50.1	53.4	55.9	58.5
Heritage Fund Year-end Balances	15.2	15.4	15.4	15.7	16.0	16.3
Contingency Account Year-end Balances	3.6	-	2.3	-	-	-
Capital Plan liabilities/ Fiscal Plan borrowing	20.0	30.5	32.6	45.0	58.7	71.1
Debt to Nominal GDP Ratio	6.1%	9.6%	10.6%	13.8%	17.1%	19.5%

Debt to GDP Interprovincial Comparison 60% 50% 40% 30% 20% 10% 0% 17% 6% 8% 38% 39% 49% 36% 33% 40% 32% BC AB SK MB ON QC NB NS PE NL Sources: Debt amounts are taken from all provinces 2015-16 Public Account. Nominal GDP is sourced from the Conference Board of Canada, Winter 2017 provincial forecast, using 2016 estimated nominal GDP.

8             OVERVIEW  •  FISCAL PLAN 2017–20

ENERGY AND ECONOMIC ASSUMPTIONS

The Budget 2017 outlook is prudent and in line with other forecasts for energy prices and other economic and financial variables. With the expectation that the global oil market will slowly come back into balance, oil is now forecast to average US$55/bbl in 2017-18, $59 in 2018-19 and $68 in 2019-20.

◀ In line with private sector forecasters, a gradual recovery in oil prices is projected.

Alberta’s economy is forecasted to expand by 2.6% in 2017. Growth will be driven by a surge in production and exports as oil sands output expands and manufacturing exports pick up. It will also be supported by public sector infrastructure spending and reconstruction in Fort McMurray. The recovery is expected to be moderate, however, due to the lingering effects of low oil prices on investment and consumer spending. Real GDP is not expected to return to pre-recession levels until 2019.

Alberta’s labour market is showing signs of improvement and employment is expected to grow by 0.9% in 2017. Although the unemployment rate is expected to come down from current levels, it is forecast to remain elevated, averaging 8% in 2017 as people continue to join the labour force, before gradually improving over the forecast period.

Population growth is expected to moderate to 1.3% in 2017 before increasing to 1.4% in 2018. Strong immigration and natural increase are keeping population growth above the national average.
Although increased drilling activity will lift conventional investment this year, oil sands and non-residential investment are forecast to decline again before improving gradually. Infrastructure spending by the provincial government is expected to provide a boost and partially offset the decline in private investment this year.

Energy and Economic Assumptions
	2015-16 Actual	2016-17 Budget	2016-17 Forecast	2017-18 Estimate	2018-19 Target	2019-20 Target
WTI Oil (US$/bbl)	45.00	42.00	48.00	55.00	59.00	68.00
Light-Heavy Differential (US$/bbl)	13.40	15.20	14.20	16.00	18.00	18.60
WCS@Hardisty (Cdn$/bbl)	40.86	36.40	44.50	51.30	53.00	63.40
Natural Gas (Cdn$/GJ)	2.21	2.40	2.15	2.90	2.90	3.00
Conventional Crude Oil Production (000s barrels/day)	508	524	436	416	403	394
Raw Bitumen Production (000s barrels/day)	2,489	2,668	2,488	2,906	3,195	3,296
Exchange Rate (US¢/Cdn$)	76.3	73.5	76.0	76.0	77.5	78.0
Interest Rate (10-year Canada bonds, %)	1.46	1.79	1.40	2.00	2.40	2.70

	2015	2016b	2016f	2017f	2018f	2019f	2020f
Real GDP (% change)	(3.6)	(1.4)	(2.8)	2.6	2.2	2.4	2.5
Employment (% change)	1.2	(1.7)	(1.6)	0.9	1.4	1.6	1.8
Unemployment Rate (%)	6.0	8.0	8.1	8.0	7.6	7.1	6.3
Primary Household Income (% change)	2.5	(1.4)	(3.5)	1.8	3.5	4.3	4.4
Net Corporate Operating Surplus (% change)	(69.3)	(18.0)	(35.1)	66.4	35.9	29.9	21.9
Alberta Consumer Price Index (% change)	1.1	1.5	1.1	1.9	2.0	2.0	2.0
Population (% change)	1.7	1.2	1.8	1.3	1.4	1.4	1.4

FISCAL PLAN 2017–20  •  OVERVIEW             9

Oil sands production will continue to expand, reflecting investments made prior to the oil price collapse. Market access remains critical given the production profile of the oil sands and the increased reliance on higher cost rail transportation.

CAPITAL PLAN

▶ Budget 2017 includes $32.8 billion in capital over four years.	Budget 2017 continues the significant infrastructure investment that started with Budget 2016. The Capital Plan will help stimulate the economy, keep people working and upgrade or expand existing infrastructure. The Capital Plan will support $32.8 billion in infrastructure projects over four years. This includes $3.4 billion for ancillary projects self-financed by Alberta Health Services, post-secondary institutions and school boards.

Over the next four years, the Capital Plan provides:

	∎	$7.6 billion in municipal infrastructure support, including $4.8 billion under the Municipal Sustainability Initiative and $0.8 billion for the Green Transit Incentives Program (GreenTRIP).

	∎	$4.7 billion for capital maintenance and renewal to ensure public facilities will continue to serve the needs of Albertans.

∎

In support of those Albertans living on reserves who do not have reliable access to clean drinking water, the Capital Plan allocates $100 million in new funding. This funding supports integration of regional drinking water systems with federally-supported water systems for Alberta’s Indigenous communities. This also supports the government’s commitment to the United Nations Declaration on the Rights of Indigenous Peoples.

	∎	$3.8 billion for climate change and environmental sustainability.

	∎	$4.5 billion for health infrastructure including $400 million towards the planning and implementation of a new hospital in Edmonton, starting in 2018-19.

	∎	$2.6 billion for schools.

	∎	$3.1 billion for roads and bridges.

Budget 2017 – Capital Plan
(billions of dollars)
	2017–18 Estimate	2018-19 Target	2019-20 Target	2020-21 Projected	4-year Total
Capital Plan:
Core Government	8.2	7.1	7.3	6.9	29.5
SUCH Sector – Self-financed Investment	1.0	0.9	0.8	0.6	3.4
Total Capital Plan	9.2	8.0	8.1	7.5	32.8

Capital Plan Financing:
Direct Borrowing	6.0	5.8	6.1	5.6	23.5
Alternative Financing (P3s)	0.1	0.2	0.2	0.2	0.7
Other Cash Sources (e.g., retained income)	1.9	0.7	0.4	0.4	3.4
Climate Leadership Plan	0.2	0.4	0.6	0.7	1.9
SUCH Sector Self-financing	1.0	0.9	0.8	0.6	3.4
Total Capital Plan Financing	9.2	8.0	8.1	7.5	32.8

10             OVERVIEW  •  FISCAL PLAN 2017–20

Government of Alberta

FISCAL PLAN

EXPENSE

12             EXPENSE  •  FISCAL PLAN 2017–20

EXPENSE

Budget 2017 maintains a focus on protecting the vital public services that matter to Albertans, like health care, education, income support programs and social services.

In 2016-17, operating expense grew 3.9%. The increase was the result of significant pressures on health, education and social services from continued population growth and increased income and social support caseloads arising from the recession, made deeper by the Wood Buffalo wildfire.

As Alberta’s economy enters a recovery phase in 2017 and 2018 and government revenue improves, managing operating expense in a responsible way continues to be central to government’s plan to reduce the deficit year-over-year and return to balance. The rate of growth in operating expense will be 2.2% in 2017-18, and 2.7% in 2018-19 and 2019-20. This is well below the projected rate of population growth plus inflation projected for Alberta which is expected to average 3.3% in each of the next three years.

In addition to managing program spending, government will find in-year savings of $200 million in 2017-18 and 2018-19, and $100 million in 2019-20, reducing the operating expense base in future years.

Overall, Budget 2017 includes $54.9 billion in total expense in 2017-18, including the Climate

Leadership Plan. Five of the largest ministries (Health, Education, Advanced Education, Community and Social Services and Children’s Services) account for 74% of total expense.

Operating Expense Increases
7% 6% 5% 4% 3% 2% 1% 0%
4.4% 6.3% 2.7% 6.5% 3.3% 4.3% 2.7% 3.9% 2.2% 2.7% 2.7%
2009-10 2010-11 2011-12 2012-13 2013-14 2014-15 2015-16 2016-17 2017-18 2018-19 2019-20 Operating Expense Increases Population Growth plus Inflation
Note: Numbers are not fully comparable over time due to accounting changes; 2009-10 to 2014-15 exclude SUCH sector operating expense.
Source: Alberta Treasury Board and Finance

Budget 2017 – Expense
(millions of dollars)	2015-16 Actual	2016-17 Budget	2016-17 Forecast	2017-18 Estimate	2018-19 Target	2019-20 Target
Health	20,012	20,361	20,721	21,406	21,937	22,609
Education	7,891	7,911	8,015	8,228	8,451	8,667
Advanced Education [1]	5,702	5,901	5,878	6,034	6,153	6,283
Community and Social Services[1]	3,012	3,079	3,255	3,325	3,389	3,464
Children’s Services [1]	1,125	1,286	1,292	1,372	1,476	1,502
Other Ministries and Legislative Assembly	10,491	11,302	11,170	12,362	11,866	11,736
Other Expense (net of in-year savings)	709	927	2,033	1,196	1,574	2,115
Total Expense – excluding Climate Leadership	48,942	50,767	52,364	53,923	54,846	56,376
Climate Leadership Plan	-	330	1,380	936	1,806	1,633
Total Expense	48,942	51,097	53,744	54,859	56,652	58,009
[1] Adjusted for government reorganization.

FISCAL PLAN 2017–20  •  EXPENSE             13

MINISTRY OF HEALTH
▶ Budget 2017 provides stable funding for health care.

Health’s expense is budgeted at $21.4 billion in 2017-18 (excluding Climate Leadership Plan and debt servicing costs). Budget 2017 keeps the government’s commitment to provide stable funding for health care, with Health’s operating expense budget increasing by 3.2% in 2017-18. Alberta is moving towards community-based care, which includes shifting from a focus on hospitals and facilities to more community-based care closer to home, planning and structuring health care around people and their community, and enabling Albertans to be active partners in their own health.

Alberta Health Services (AHS). There is $14.7 billion budgeted for AHS operations in 2017-18. AHS will continue to identify operational efficiencies and clinical best practices. The standardization of radiologist fees and a shift from acute care to community services are also expected to help moderate healthcare cost increases. As part of Budget 2017, the government is increasing investments in community care with an added emphasis on home care and plans to add over 1,000 new Continuing Care beds.

Ministry of Health – Expense

(excluding Climate Leadership Plan, debt servicing costs and non-cash pension provisions)

(millions of dollars)

	2015-16 Actual	2016-17 Budget	2016-17 Forecast	2017-18 Estimate	2018-19 Target	2019-20 Target
Alberta Health Services’ Operations:
Acute Care	4,025	3,729	3,966	3,909	3,938	4,001
Support Services	2,037	2,010	2,093	2,140	2,181	2,258
Diagnostic, Therapeutic and Other Patient Services	1,957	2,190	2,141	2,054	2,071	2,094
Community and Home Care	1,751	1,848	1,826	2,027	2,113	2,171
Continuing Care	1,025	1,068	1,055	1,072	1,141	1,189
Physician Compensation and Development	967	955	955	1,013	1,026	1,026
Information Technology	563	548	566	508	481	465
Administration	426	480	465	491	493	491
Ambulance Services	475	477	488	471	478	478
Drugs and Supplemental Health Benefits	417	425	439	462	463	494
Population and Public Health	347	360	331	344	343	338
Research and Education	96	211	137	163	165	165
Alberta Health Services Sub-total	14,086	14,301	14,462	14,654	14,892	15,169

Department of Health:
Physician Compensation and Development	3,890	3,889	4,081	4,185	4,288	4,400
Drugs and Supplemental Health Benefits	1,577	1,615	1,669	1,787	1,849	1,990
Population and Public Health	206	284	240	351	447	543
Diagnostic, Therapeutic and Other Patient Services	284	301	301	327	354	371
Acute Care Infrastructure	146	150	159	167	186	204
Support Information	50	43	62	122	100	100
Technology Ministry	67	85	68	86	91	96
Support Services	63	79	79	86	86	86
Administration	30	38	29	39	40	43
Cancer Research and Prevention Investment	5	13	10	12	12	12
Department of Health Sub-total	6,317	6,496	6,699	7,162	7,452	7,847

Health Quality Council of Alberta	7	7	8	7	7	7

Consolidation and Accounting Policy Adjustments	(399)	(443)	(447)	(417)	(414)	(414)
Totals	20,012	20,361	20,721	21,406	21,937	22,609

14             EXPENSE  •  FISCAL PLAN 2017–20

Physician Compensation and Development. There is a total of $5.2 billion budgeted in 2017-18 for various compensation and development programs for approximately 9,700 physicians and 1,650 medical residents. The government and the Alberta Medical Association (AMA) partnered to amend the 2011-18 master agreement in 2016-17 to help pave the way to more team-based care and revised compensation models. The amended agreement recognizes a shared responsibility to provide quality health care in a financially sustainable framework and is expected to improve patient care and slow the growth of health-care spending. In addition to over $100 million in savings realized in 2016, the revised AMA agreement, compared to business as usual, produces an anticipated savings of $400 million in 2017. The collaboration between government and physicians will support doctors practising in communities where they are most needed, reward doctors for the time and quality of care given to patients, reduce duplication of services and enhance care coordination through the use of information technology and data-sharing.

◀ There is $5.2 billion budgeted for physician compensation and development programs in 2017-18.

Drugs and Supplemental Health Benefits. There is a total of $2.2 billion budgeted for these benefits in 2017-18, including $606 million for prescription drugs and $128 million in dental, optical and other supplemental health benefits for seniors. This budget also includes a total of $333 million for outpatient cancer and specialized high cost drugs.

Other Programs. There is $249 million budgeted in 2017-18 to support primary health care. Additionally, there is $215 million budgeted for human tissue and blood services and $111 million for allied health services which include podiatry, optometry and oral surgery. The ministry has committed a $45 million increase overall for addiction and mental health and support, including funding to support the implementation of the recommendations in the Valuing Mental Health Report. Funding for these initiatives will be used to support the shift towards community-based care and to support integration of the health system.

MINISTRY OF EDUCATION

Education’s expense is budgeted at $8.2 billion in 2017-18 (excluding debt servicing costs and non-cash pension provisions). Government is making a significant investment in education, because good jobs begin with a good education. The government is fulfilling its commitment to fund enrolment growth, maintain a stable teacher workforce, and reduce school fees, making life more affordable for Alberta families in Budget 2017.

◀ Budget 2017 delivers on government’s commitment to reduce school fees.
School Fees. Budget 2017 delivers on government’s commitment to reduce school fees. Bill 1: An Act to Reduce School Fees supports Alberta families and reduces the burden that school fees create. Government will eliminate school fees related to instructional supplies or materials and transportation for eligible students to their designated school. This will reduce school fees by $54 million on a school year basis.

FISCAL PLAN 2017–20  •  EXPENSE             15

School Board Operations. There is $7.8 billion budgeted for public and separate school board operations in 2017-18. Budget 2017 includes:
∎

$6 billion for Early Childhood Services to Grade 12 instruction. This funds enrolment growth of 1.8% (about 12,000 students) in 2017-18 (2.2% in 2018-19 and 2.5% in 2019-20). Included is $410 million for teachers’ pension current service payments, with a further $473 million in Treasury Board and Finance to pay for the Teachers’ Pre-1992 Pension Plan payments. Also included is $451 million to support students’ success within an inclusive education system;

∎

$746 million to operate and maintain schools, including an investment of $118 million in Plant Operations and Maintenance funding, which is being changed from capital investment to operating expense in each year of 2017-20 to reflect the use of the funds by school boards to address minor repairs to maintain school facility operations. The total amount of funding allocated for the infrastructure, maintenance and renewal program is not affected by this transfer;

∎	$364 million for amortization of existing school facilities;
∎	$351 million to support student transportation services of which $168 million or 48 per cent is for rural transportation;
∎	$249 million for governance and system administration; and
∎	$93 million for program support services.
Private Schools. There is $263 million budgeted in 2017-18 to support about 100 accredited-funded private schools and almost 100 private operators that provide Early Childhood Services programs.
Savings Initiatives. Education will implement savings initiatives totaling $42 million in 2017-18 and $16 million in each year of 2018-20 through reductions in department administrative spending and finding efficiencies, moving forward with the high school redesign, and ending the three year transition funding window for the Regional Collaborative Services Delivery Model.

Ministry of Education – Expense

(excluding debt servicing costs and non-cash pension provisions)

(millions of dollars)

	2015-16 Actual	2016-17 Budget	2016-17 Forecast	2017-18 Estimate	2018-19 Target	2019-20 Target
School Board Operations:
Instruction – Early Childhood Services to Grade 12	5,802	5,849	5,839	6,040	6,251	6,443
Operations and Maintenance	749	626	753	746	750	756
School Facilities Amortization	325	355	351	364	360	360
Student Transportation	339	350	345	351	356	366
Governance and System Administration	243	250	247	249	249	249
Program Support Services	94	99	94	93	95	95
School Board Operations Sub-total	7,552	7,529	7,629	7,843	8,061	8,269

Accredited Private Schools and ECS Operators	246	248	255	263	268	275
Departmental Program Support & Amortization	106	128	122	121	121	122
Ministry Support Services	23	22	21	21	21	21
School Facilities (includes planning)	-	5	9	3	3	3
Consolidation Adjustments	(37)	(22)	(22)	(22)	(22)	(22)
Totals	7,891	7,911	8,015	8,228	8,451	8,667

16             EXPENSE  •  FISCAL PLAN 2017–20

MINISTRY OF ADVANCED EDUCATION	◀ Budget 2017 makes post-secondary education affordable by continuing the tuition freeze.

Advanced Education’s expense is budgeted at $6 billion in 2017-18 (excluding debt servicing costs and non-cash pension provisions). Budget 2017 keeps the government’s commitments to provide stable funding to institutions and ensure the post-secondary system is accessible and affordable for Alberta students and families by continuing to freeze tuition for a third year.

Post-Secondary Operations. There is $5.6 billion budgeted in 2017-18 for post-secondary operations, supporting an estimated 265,000 full and part-time students, including apprentices. Budget 2017 provides for base operating grant increases to institutions of 2% per year and includes an additional $3.6 million to continue to provide mental health funding for students of post-secondary institutions.

Student Aid. Government is committed to ensuring that Albertans can get the training and retraining they need to be successful. Budget 2017 has $252 million budgeted for Student Aid programs in 2017-18. This includes:

∎

$96 million for scholarships and awards to about 54,500 students, and includes an increase of $4.4 million for the Alexander Rutherford High Achievement Scholarship to support an additional 4,000 students; and

∎ $56 million for grants to about 16,400 students, which includes $4.2 million for increased payments through the Alberta Low Income Grant.
In addition, there is $630 million budgeted for student loans in 2017-18, which reflects a $51 million increase from Budget 2016, and is expected to assist more than 81,300 students.

Apprenticeship Delivery. There is $46 million budgeted for apprenticeship delivery, including $900,000 to expand apprenticeship training opportunities in 2017-18 to help more unemployed apprentices finish their training.

Foundational Learning. There is $85 million budgeted for Foundational Learning Supports in 2017-18. This includes $80 million in grants to support eligible Albertans attending programs such as English as a Second Language, basic skills and academic upgrading, or short-term occupational training to help them transition into post-secondary studies and/or find employment. While attending an approved foundational learning program, eligible Albertans receive monthly financial assistance to help them pay their bills and funding for the costs of tuition, books and mandatory fees.

Ministry of Advanced Education – Expense (excluding debt servicing costs and non-cash pension provisions)
(millions of dollars)	2015-16 Actual	2016-17 Budget	2016-17 Forecast	2017-18 Estimate	2018-19 Target	2019-20 Target
Post-Secondary Operations	5,321	5,485	5,447	5,599	5,719	5,833

Student Aid	210	240	257	252	255	260
Other Support for Adult Learning	74	80	80	82	83	87
Foundational Learning Supports	75	83	87	85	78	82
Apprenticeship Delivery	43	43	38	46	48	50
Ministry Support Services	33	28	26	27	28	29
Alberta Centennial Education Savings Plan	14	-	-	-	-	-
Consolidation Adjustments	(68)	(58)	(58)	(57)	(57)	(57)
Totals	5,702	5,901	5,878	6,034	6,153	6,283

FISCAL PLAN 2017–20  •  EXPENSE            17

MINISTRY OF COMMUNITY AND SOCIAL SERVICES
▶ Budget 2017 provides stable funding for income support programs and social services during a challenging time.

The expense budget for Community and Social Services is $3.3 billion in 2017-18 (excluding flood recovery initiatives), and provides supports to some of Alberta’s most vulnerable. During a challenging economic time, Budget 2017 ensures that Albertans in need can access income support programs, homeless and outreach supports including women’s shelters and community-based Family and Community Support Services.

Persons with Disabilities Supports. There is $1.1 billion budgeted in 2017-18 for programs supporting persons with disabilities including persons with developmental disabilities, family support for children with disabilities and fetal alcohol spectrum disorder initiatives.

AISH. There is $1.0 billion budgeted in Community and Social Services for income and other supports and $248 million budgeted in Health for related health benefits in 2017-18, helping about 57,000 disabled adults live more independently. Combined, the budgets reflect an increase of $56 million from 2016-17 to address expected caseload growth.

Employment and Income Support. There is $826 million budgeted in Community and Social Services for these programs in 2017-18, including $605 million for income support programs. There is an additional $257 million budgeted in Health for related health benefits, which includes adult and child health benefits. These programs help low-income Albertans to cover their basic costs of living and provide access to career, workplace and labour market information to help them get back on their feet. There is a $31 million increase in Community and Social Services and Health over 2016-17 to support unemployed Albertans during a challenging economic time.

Homeless and Outreach Support Services. There is $187 million budgeted in 2017-18 for these supports. This will help house about 2,000 homeless Albertans this year and support nearly 3,300 spaces in 26 homeless shelters, 710 beds in 30 women’s emergency shelters, programming in 11 second-stage shelters, and outreach supports to women and children leaving family violence. Since 2009-10, over 14,195 Albertans who were homeless have been housed.

Community Supports and Family Safety (CSFS). There is $124 million budgeted in 2017-18 for CSFS, which includes funding for Family and Community Support Services of $101 million, keeping the government’s commitment to support these 80/20 partnerships between the province and 319 municipalities and Metis settlements.

Ministry of Community and Social Services – Expense (excluding flood recovery initiatives)
(millions of dollars)
	2015-16 Actual	2016-17 Budget	2016-17 Forecast	2017-18 Estimate	2018-19 Target	2019-20 Target
Persons with Disabilities Supports	1,056	1,089	1,128	1,128	1,167	1,189
Assured Income for the Severely Handicapped	953	978	1,001	1,048	1,094	1,139
Employment and Income Support	688	698	812	826	804	812
Homeless and Outreach Support Services	176	181	181	187	188	188
Community Supports and Family Safety	130	124	124	124	124	124
Ministry Support Services	23	22	22	25	25	25
Consolidation Adjustments	(16)	(13)	(13)	(13)	(13)	(13)
Totals	3,012	3,079	3,255	3,325	3,389	3,464

         EXPENSE  •  FISCAL PLAN 2017–20

MINISTRY OF CHILDREN’S SERVICES

The expense budget for Children’s Services is $1.4 billion in 2017-18. The ministry was established to create an increased focus on ensuring that children in Alberta are provided with the services and supports they need to thrive in healthy families and healthy communities. Budget 2017 provides stable funding for the child intervention system, early intervention services, child care and the Alberta Child Benefit.

◀ Children’s Services was established to create an increased focus on services and supports for Alberta’s children.

Child Intervention. There is $766 million budgeted in 2017-18 for child intervention. Budget 2017 provides stable funding that provides a solid foundation to strengthen the child intervention system, serving more than 10,000 children and youth receiving services across Alberta. The Ministerial Panel on Child Intervention will be making recommendations to improve Alberta’s child death review process, propose actions to strengthen the child intervention system, and explore the systemic issues that lead to children coming into government care.

Early Intervention Services for Children and Youth. There is $103 million budgeted in Children’s Services for Early Intervention Services for Children and Youth, including Parent Link Centres and home visitation programs. Budget 2017 provides increased funding of $11 million to support Parent Link Centres within Indigenous communities, mental health programming and caseload growth in the Advancing Futures Bursary program.

Child Care. There is $321 million budgeted in 2017-18 for child care programs. Budget 2017 reflects an increase of $14 million from 2016-17 for continued support for Early Learning Child Care Centre pilots and provides stable funding for the child care subsidy program and child care accreditation.

Alberta Child Benefit. There is $174 million budgeted in 2017-18 for the Alberta Child Benefit program. This is the second year of this benefit which will provide up to $2,785 each year to Alberta’s most vulnerable families, in support of about 200,000 children.

Ministry of Children’s Services – Expense

(millions of dollars)

	2015-16 Actual	2016-17 Budget	2016-17 Forecast	2017-18 Estimate	2018-19 Target	2019-20 Target
Child Intervention	738	735	763	766	777	784
Child Care	287	307	307	321	404	417
Alberta Child Benefit	-	147	125	174	177	181
Early Intervention Services for Children and Youth	91	92	92	103	109	112
Ministry Support Services	17	17	17	20	19	19
Consolidation Adjustments	(9)	(11)	(11)	(11)	(11)	(11)
Totals	1,125	1,286	1,292	1,372	1,476	1,502

FISCAL PLAN 2017–20  •  EXPENSE             19

OTHER MINISTRIES
▶ Budget 2017 enhances FireSmart to fund wildfire prevention, preparedness and management.

Agriculture and Forestry. Expense is budgeted at $1.1 billion in 2017-18 (excluding the Climate Leadership Plan and debt servicing costs). This budget provides $476 million for crop, hail and livestock insurance and $122 million for agriculture income support programs. There is $199 million for forestry programs including an increase to FireSmart to fund wildfire prevention, preparedness, and management. This budget also provides $135 million for industry development to support ongoing efforts to expand existing and open new markets for Alberta’s agriculture products including providing a grant program for small breweries. $42 million is provided to ensure food safety and animal health.

Culture and Tourism. Expense is budgeted at $351 million in 2017-18. This budget provides $115 million for Community and Voluntary Support Services, including $38 million under the Community Facility Enhancement Program and $24 million in funding for Culture and Tourism infrastructure. This budget also provides $77 million in support for creative industries, including the Alberta Media Fund. There is also $61 million for tourism marketing and development.

Energy. Expense is budgeted at $716 million in 2017-18 (excluding Climate Leadership Plan). This budget provides $251 million for operations of the Alberta Energy Regulator and $36 million for the Alberta Utilities Commission, both industry funded. The budget for Orphan Well Abandonment, also industry funded, is $31 million in 2017-18.

▶ Budget 2017 enhances protection of the Castle Special Management area.

Environment and Parks. Expense is budgeted at $564 million in 2017-18 (excluding Climate Leadership Plan and flood recovery initiatives). This budget provides $132 million for ongoing water management and stewardship. Work also continues on flood hazard mapping to assist Albertans in mitigating potential flood losses; as well as the Alberta Community Resilience Program, a multi-year grant program supporting the development of long-term resilience to flood and drought events, while supporting integrated planning and healthy functioning watersheds. This budget also includes $85 million for parks including funding to enhance the protection of the Castle Special Management area through expansion of the Castle Wildland Provincial Park and the creation of the Castle Provincial Park. In addition, this budget includes $76 million for provincial environmental monitoring, evaluation and reporting and $44 million for fish and wildlife including support for provincial woodland caribou management and recovery and the containment and management of whirling disease detected in Alberta in August 2016.

Executive Council. Expense is budgeted at $26.9 million in 2017-18, consistent with 2016-17. This budget provides $7.1 million for public affairs and $4.1 million for intergovernmental relations.
Indigenous Relations. Expense is budgeted at $188 million in 2017-18 (excluding Climate Leadership Plan and flood recovery initiatives). This budget provides $129 million for the First Nations Development Fund and $32 million for First Nations and Métis Relations. There is $3 million allocated to help build a new relationship with Indigenous peoples and support

20             EXPENSE  •  FISCAL PLAN 2017–20

initiatives in response to the United Nations Declaration on the Rights of Indigenous Peoples.

Infrastructure. Expense is budgeted at $695 million in 2017-18 (excluding Climate Leadership Plan, flood recovery initiatives and debt servicing costs). This budget provides $383 million for property management operations and $215 million for realty services, including leases and land sales.

Justice and Solicitor General. Expense is budgeted at more than $1.4 billion in 2017-18. This budget provides $484 million for ongoing Public Security programs including provincial policing for $237 million, supporting RCMP officers across the province. This budget also provides $280 million for Corrections, $202 million for Resolution and Court Administration, $98 million for the Crown Prosecution Service and $81 million for Legal Aid. Included in these amounts is new funding to address critical staffing pressures in Crown Prosecution Service, Resolution and Court Administration Services and Correctional Services.

Labour. Expense is budgeted at $203 million in 2017-18. This budget provides $108 million for workforce strategies, including $32 million for skills training and support and $29 million for labour market programs. Budget 2017 keeps the commitment to continue the Summer Temporary Employment Program (STEP), with $10 million per year.

Municipal Affairs. Expense is budgeted at $1.7 billion in 2017-18. This budget provides $1.2 billion to municipalities through the Municipal Sustainability Initiative, including $335 million in basic municipal transportation grants. This budget also provides $59 million for Grants in Place of Taxes and $50 million for public library services.

Seniors and Housing. Expense is budgeted at $683 million in 2017-18 (excluding debt servicing costs). This budget provides $365 million for the Alberta Seniors Benefit, supporting about 150,000 low income seniors. This budget also provides $262 million for programs delivered by the Alberta Social Housing Corporation, with $100 million for seniors housing and $67 million for the rental assistance program.

Service Alberta. Expense is budgeted at $359 million in 2017-18. This budget provides $192 million for technology and business services to government ministries, centralizing core administrative functions to maximize their efficiency and effectiveness. This budget also provides a total of $95 million for services to Albertans, including Motor Vehicles and Other Registry Services, Land Titles and Consumer Awareness and Advocacy.

Status of Women. Expense is budgeted at $7.4 million in 2017-18. This budget will continue to support integration of gender equality into government policy and programs with a focus on ending violence against women and girls, increasing women’s economic security as well as supporting women to pursue leadership. This budget also includes a grant program providing funds to non- profit and charitable organizations for projects and activities that improve the lives of women and girls in Alberta.

Transportation. Expense is budgeted at $2.3 billion in 2017-18 (excluding the Climate Leadership Plan and debt servicing costs). This budget provides

◀ Budget 2017 continues the commitment to deliver the Summer Temporary Employment Program (STEP).

FISCAL PLAN 2017–20  •  EXPENSE             21

▶ $26.1 billion is budgeted for public sector compensation.

$429 million for on-going Provincial Highway Maintenance and Preservation, and a total of $1.2 billion in capital grants to municipalities for programs including Green Transit Incentives Program (GreenTRIP), Strategic Transportation Infrastructure Program, Alberta Community Transit Fund (formerly Municipal Transit Initiatives), Municipal Water Wastewater Program, Water for Life, UNDRIP – Access to Regional Drinking Water Systems and the federal Public Transit Infrastructure Fund and Clean Water Wastewater Fund.

Treasury Board and Finance. Expense is budgeted at $1.5 billion in 2017-18 (excluding the Climate Leadership Plan, debt servicing costs and non-cash pension provisions). This budget provides $473 million for the Teachers’ Pre-1992 Pension Liability, $474 million for investment management services provided by Alberta Investment Management Corporation and $147 million for the enhanced Alberta Family Employment Tax Credit.

PUBLIC SECTOR COMPENSATION

Total public sector compensation, including for teachers, doctors and nurses, is budgeted at $26.1 billion in 2017-18. This includes the costs of existing collective agreements and reflects the savings from freezing salaries of managers in the Alberta Public Service and in government agencies including Alberta Health Services (AHS), and of political staff. Across the broader public sector, there are increases in front-line staffing levels for school boards and AHS.

Total public sector compensation amounts to 55.8% of total operating expense in 2017-18. By 2019-20, total public sector compensation is expected to fall to 54.8% of total operating expense.

Budget 2017 – Public Sector Compensation

(millions of dollars)

		2015-16 Actual	2016-17 Budget	2016-17 Forecast	2017-18 Estimate	2018-19 Target	2019-20 Target
Alberta Health Services		7,742	7,760	7,987	8,092	8,157	8,226
School Boards		5,711	5,863	5,902	5,999	6,183	6,371
Post-secondary Institutions		3,270	3,495	3,495	3,547	3,656	3,741
Alberta Public Service (Departments)		2,728	2,774	2,839	2,822	2,869	2,895
Other Government Agencies		621	613	600	624	638	647
Environmental Protection and Enhancement Fund		39	10	34	10	11	11
	Sub-total	20,112	20,514	20,857	21,095	21,514	21,889
Physician Compensation and Development		4,660	4,675	4,869	4,988	5,104	5,216
Totals		24,772	25,189	25,726	26,082	26,617	27,106

22             EXPENSE  •  FISCAL PLAN 2017–20

ABC REVIEW

In November 2015, the government announced a three-phased review of agencies, boards and commissions (ABCs), focused on improving services and ensuring value for Alberta taxpayers. The first phase of the review focused on agencies subject to the Alberta Public Agencies Governance Act (APAGA).

Budget 2016 announced the amalgamation or dissolution of 26 ABCs. The Agencies, Boards and Commissions Review Statutes Amendment Act, passed in the fall of 2016, allowed for the dissolution of three of the 26 agencies established in statute by repealing their relevant legislation. The Act also enhanced administrative and governance provisions for agencies in the first phase of the review, including social services appeal boards.

Salaries and benefits in Alberta’s agencies boards and commissions should be consistent with the broader public sector and comparable jurisdictions. In 2008, the Auditor General highlighted the need to provide a framework for executive salaries for ABCs. Through the Reform of Agencies, Boards and Commissions Compensation Act, passed in spring 2016, followed by approval of regulation in early 2017, government has taken action on this issue. A compensation framework has been established that includes salary ranges for designated executives in public agencies under APAGA.

The executive compensation framework will apply to Chief Executive Officers (CEO) and equivalent roles for 23 designated public agencies. Changes will include: eliminating bonuses; eliminating executive market modifiers, which is added pay over and above regular salary; capping executive severance pay at 12 months; aligning other executive compensation components, such as benefits and vehicle provision and allowances; and eliminating perks such as retention bonuses, golf club memberships and housing allowances. These changes to compensation are expected to save nearly $16 million a year. About half of the CEO positions at these ABCs will see an overall reduction.

◀ A compensation framework has been established for designated executives in public agencies.

In addition, five public agencies with unique circumstances will be required to submit compensation plans for review and approval of the President of Treasury Board and Minister of Finance: Alberta Investment Management Corporation, Alberta Treasury Branch, the Alberta Teachers’ Retirement Fund, Alberta Health Services and the Alberta Electric System Operator.

Phases two and three of the review are currently underway and will be completed in 2017-18. The second phase is examining ABCs not governed by APAGA. The third phase is focused on public post-secondary institutions.

FISCAL PLAN 2017–20  •  EXPENSE             23

BLANK PAGE

Government of Alberta

FISCAL PLAN

REVENUE

                  REVENUE

26             REVENUE  •  FISCAL PLAN 2017–20

REVENUE

REVENUE OUTLOOK

Total revenue is forecast to be $45 billion in 2017-18, $2.1 billion, or 4.8% higher than the 2016-17 forecast. This is still $4.5 billion below the peak of $49.5 billion reached in 2014-15, when the dramatic collapse in global oil prices began. While resource revenue was most severely impacted by the oil price decline, other revenue sources were affected by the negative consequences it had on Alberta’s economy, business investment and corporate profits, and employment and household income. Alberta’s economy contracted by 3.6% in 2015, and is estimated to have contracted by 2.8% in 2016.	◀ Total revenue forecast to be $45 billion in 2017-18.

Oil prices began strengthening in the last half of 2016, and are anticipated to rise slowly over the medium term. Employment gains also started about the same time. Oil sands production, rigs drilling and manufacturing exports are increasing. Business costs have been reduced, significant government infrastructure investment continues, and Fort McMurray is rebuilding. These all contribute to estimated moderate economic expansion of 2.6% in 2017.

Government revenue is also expected to recover, with bitumen royalties doubling in 2017-18 and corporate income tax revenue improving with growth of 17.2%. Carbon levy revenue also increases as the levy applies for the full fiscal year. These are partly offset by lower investment income and personal income tax revenue, with forecast normal returns after several years of exceptional results for the former, and the latter lower due mainly to the lingering effects of the downturn and job losses on households. Total revenue is forecast to reach $51.8 billion by 2019-20, $6.8 billion higher than 2017-18, driven mainly by increases of $2.7 billion in bitumen royalties and $2.9 billion in tax revenue.	◀ Total revenue forecast to reach $51.8 billion by 2019-20.

The government is committed to making life more affordable for Albertans, and diversifying the economy. Revenue initiatives supporting these goals include reducing school fees, extending the post-secondary tuition freeze and tax credits under the Job Plan, the Petrochemicals Diversification Plan, the small business corporate income tax rate reduction, and lowering growth in property taxes.	◀ School fees reduced and tuition freeze extended in Budget 2017.

Total Revenue

(millions of dollars)

	2015–16	2016–17		2017–18	2018-19	2019-20
	Actual	Budget	Forecast	Estimate	Target	Target
Personal income tax	11,357	11,405	11,459	11,177	11,609	12,159
Corporate income tax	4,195	4,325	3,344	3,918	4,464	5,072
Other tax revenue	5,168	6,037	5,743	6,667	7,250	7,431
Resource revenue – Bitumen royalties	1,223	656	1,263	2,546	3,198	5,269
Resource revenue – other	1,566	708	1,167	1,208	1,028	1,359
Federal transfers	7,142	7,278	7,943	7,988	7,870	8,079
Investment income	2,544	2,115	2,886	2,193	2,231	2,315
Net income from business enterprises	2,570	2,416	2,404	2,506	2,568	2,662
Premiums, fees and licences	3,574	3,649	3,646	3,683	3,770	3,863
Other revenue	3,161	2,846	3,083	3,129	3,655	3,573
Total Revenue	42,500	41,435	42,938	45,015	47,643	51,782

FISCAL PLAN 2017–20  •  REVENUE             27

COMMODITY PRICES AND ALBERTA GOVERNMENT REVENUE
Alberta’s resource-based economy and government revenue are affected by swings in globally-traded commodities. This makes fiscal planning challenging, as revenue can increase or decrease rapidly. The drop in oil prices in 2014, and its impact on Albertans, have been especially severe relative to past swings.
Natural gas prices climbed dramatically between 1999-00 and 2008-09, as it was thought that supply was limited. Revenue from natural gas royalties and corporate income taxes followed suit, and total revenue peaked in 2006-07 and 2007-08.
But technological advances beginning in 2006 made it possible to access large gas deposits from shale formations, and natural gas prices began to weaken. When global financial markets seized in 2008-09, leading to a global recession in 2009-10, natural gas prices - and government natural gas royalties - collapsed, and have not recovered.
Alberta was fortunate that while natural gas prices had been booming, oil prices had started to rise in 2005, and bitumen production was developing. In 2008-09, oil prices averaged almost US$86 per barrel, and while they declined in 2009-10, they recovered quickly, then soared for four years. Once again, government revenue mirrored the swing in prices, with rapidly increasing oil and bitumen royalties, and strong corporate income tax revenue. Again, total government revenue peaked in 2013-14 and 2014-15. Then the dramatic oil price crash occurred in 2014. Once again, the energy price swing resulted in a significant decline in government revenue.
In response to the oil price collapse, the government is focused on ensuring stability in government programs and investing in infrastructure to support Albertans and the economy.
Diversifying the Alberta economy and lowering dependence on energy prices is considered a prudent solution to the energy roller coaster Alberta is on. The government is deepening the strategy by incenting diversification within the energy sector, leveraging Alberta’s strengths through petrochemical initiatives, requiring more responsible and forward-thinking resource development, and encouraging innovation in energy production to help protect the environment.
Prices of Oil and Natural Gas
$120 $100 $80 $60 $40 $20 $0 $9 $8 $7 $6 $5 $4 $3 $2 $1 $0
1999-00 2001-02 2003-04 2005-06 2007-08 2009-10 2011-12 2013-14 2015-16 2017-18f 2019-20f
WTI (US$/barrel) - left axis ARP (CDNS/GJ) - right axis
Royalty and Corporate Income Tax Revenue (billions of dollars)
$9 $6 $3 $0
1999-00 2001-02 2003-04 2005-06 2007-08 2009-10 2011-12 2013-14 2015-16 2017-18f 2019-20f
Corporate income tax
Oil / Bitumen royalties
Natural gas royalties

28             REVENUE  •  FISCAL PLAN 2017–20

NON-RENEWABLE RESOURCE REVENUE

Non-renewable resource revenue in 2017-18 accounts for 8.3% of total revenue, though its share is expected to grow to 12.8% by 2019-20. It is forecast at $3.8 billion, $1.3 billion, or 55% higher than in 2016-17, but still $5.2 billion or 58% lower than in 2014-15. Resource revenue is estimated to increase by an average of 33% per year between 2017-18 and 2019-20, to $6.6 billion, driven by substantial growth in bitumen royalties from improving oil prices, rising production and lower operating costs and capital spending.	◀ Resource revenue in 2017-18 is estimated at $3.8 billion, 58% lower than in 2014-15.

The forecast assumes a “revenue neutral” impact from the January 1, 2017 modernized royalty framework for conventional oil and natural gas, although the new framework is designed to reward more efficient, lower-cost production and incent investment, both of which would ultimately elevate royalties.

The West Texas Intermediate (WTI) oil price averaged almost US$93 per barrel (/bbl) in the four fiscal years 2010-11 to 2013-14, but then tumbled 55%, from US$105/bbl in June 2014 to under US$48 in March 2015. The price collapse arose from global supply growth exceeding demand growth, with supply boosted by significant increases in North American production and returning output from Iraq and Libya, and demand muted by a slowdown in developing economies. OPEC members in late 2014 also decided not to cut production to support prices, but rather sought to protect market share by forcing higher-cost producers to restrain output. The January 2016 Iran nuclear deal that removed economic sanctions opened the door for additional Iranian production, and with demand growth uncertain, oil prices continued falling, sinking to about US$26/bbl in February 2016, a 75% drop from June 2014.	◀

Prices then began to strengthen in the summer of 2016, climbing into the mid-US$40/bbl range, due to supply disruptions, including the impact of the Wood Buffalo wildfire on Alberta production, stronger-than-anticipated global demand growth, decreasing US production, and the possibility of OPEC and non-OPEC producers agreeing to manage their output. In November 2016, OPEC members and several non-OPEC producers did formally agree to reduce output by 1.8 million barrels per day, commencing in 2017. Average monthly prices settled above US$50/bbl in December, and have remained above that threshold since.	Increasing supply, slowing demand growth and OPEC’s decision not to cut production resulted in oil price decline.

Most analysts expect if the OPEC agreement is complied with, and with continued global demand growth, oil supply and demand could be re-balanced by mid-2017. While US drilling has ramped up with prices over US$50, over the medium term global demand growth is forecast to require incremental output from higher-cost producers, supporting gradually rising oil prices.

The forecast is based on the WTI oil price averaging US$55/bbl in 2017-18, US$59 in 2018-19 and US$68 in 2019-20. Other factors affecting oil royalty revenue are the light-heavy oil price differential, the US-Canadian dollar exchange rate, actual Alberta production and producer costs:	◀

∎ The Western Canadian Select price (WCS), a benchmark price for heavy oil (blended bitumen), is determined by the WTI US dollar price less a “light- heavy differential,” that is largely linked to costs of transporting Alberta production to Gulf Coast refineries or coastal ports for export. Sufficient	Revenue forecast based on US$55 oil price in 2017-18, and US$68 by 2019-20.

FISCAL PLAN 2017–20  •  REVENUE             29

▶ Cost-effective transportation for Alberta production increases value to Albertans.

pipeline capacity lowers costs and the differential, increasing prices

Alberta producers can achieve; moving product by rail increases costs and the differential, lowering WCS. With Alberta production ramping up as more projects come on stream, pipeline access is expected to be insufficient by 2018, elevating the 2017-18 differential to US$16 .00/bbl,

up from $14.20 in 2016-17. The differential is forecast to reach US$18

.60 by 2019-20. The Enbridge Line 3 replacement would add sufficient pipeline capacity by 2020, and the Trans Mountain Expansion even more by 2021, decreasing the differential significantly.

∎

A lower US-Canadian dollar exchange rate also supports royalty revenue. The bitumen royalty rate is based on the WTI price expressed in Canadian dollars, so the royalty rate is higher with a lower Canadian dollar. A lower dollar also increases oil prices when they are converted from US dollars into Canadian dollars, elevating producers’ revenue and incomes in Canadian dollars. The exchange rate is expected to strengthen over the forecast period.

∎

Bitumen production continues to grow, and is estimated to increase 32.5% between 2016-17 and 2019-20 as projects currently under construction are completed. Conventional crude oil production is expected to decline.

∎

Several years of low oil prices have required producers to seek efficiencies and cut costs, including for labour. Prices for condensate used to dilute bitumen for transportation have also declined, as condensate prices follow oil prices. Natural gas is a significant input for certain oil sands operations and gas prices are forecast to remain weak. Since costs are part of royalty calculations, these support royalty revenue, though it is also the case that royalty rates are sensitive to prices, so that rates are lower with lower prices.

▶ Bitumen royalties estimated at $2.5 billion in 2017-18, twice as much as in 2016-17, but still only half as much as in 2014-15.

Bitumen royalties are estimated at $2.5 billion in 2017-18, $1.3 billion higher than in 2016-17, but still about half the revenue reported in 2014-15. They are forecast to increase to $5.3 billion by 2019-20, with an average annual growth rate of 44% between 2017-18 and 2019-20. The main drivers are increasing oil prices, higher production and significantly lower operating costs and reduced capital spending.

The government will supply bitumen to the North West Upgrader, tentatively scheduled to begin operations January 1, 2018, which will upgrade bitumen into higher-valued products such as ultra-low sulphur diesel. The Province will receive a portion of the revenue from the sale of the upgraded product, but is also responsible to pay monthly cost of service tolls for the 30-year term of the contract. The financial return from the project is heavily dependent on the costs of constructing and operating the facility, as well as the price differential between bitumen and upgraded products over the term of the contract.

Conventional oil royalties are estimated at $476 million in 2017-18, $124 million or 21% lower than in 2016-17, and $1.8 billion or 79% lower than in 2014-15. While they are anticipated to increase to $589 million by 2019-20, reduced drilling over the last several years has lowered forecast production and in turn royalty revenue.

30             REVENUE  •  FISCAL PLAN 2017–20

Oil Assumptions

	2015–16 Actual	2016–17 Budget Forecast		2017–18 Estimate	2018-19 Target	2019-20 Target

Revenue ($ millions)
Bitumen royalty	1,223	656	1,263	2,546	3,198	5,269
Crude oil royalty	689	333	600	476	460	589

Prices
West Texas Intermediate (US$/bbl)	45.00	42.00	48.00	55.00	59.00	68.00
WCS @ Hardisty (Cdn$/bbl)	40.86	36.40	44.50	51.30	53.00	63.40
Differential (US$/bbl)	(13.40)	(15.20)	(14.20)	(16.00)	(18.00)	(18.60)

Production (thousands of barrels / day)
Conventional	508	524	436	416	403	394
Raw bitumen	2,489	2,668	2,488	2,906	3,195	3,296

Exchange rate
(US¢/Cdn$)	76.3	73.5	76.0	76.0	77.5	78.0

Natural gas and by-product royalties are estimated at $455 million in 2017-18, $236 million higher than in 2016-17, but still less than half of the $989 million reported in 2014-15. The increase is due to lower plant operating costs and costs per well, an estimated increase in natural gas prices, and to the higher oil price, as prices and associated revenue from natural gas by-products, such as propane, butane and pentane, more closely follow oil prices. Royalties are forecast at $523 million in 2019-20.

The immediate outlook for natural gas prices continues to be mixed, with abundant natural gas supplies keeping prices low. North American natural gas storage is high, after weather in both the summer and winter was mild. While the low oil prices over the last several years reduced oil drilling, and therefore reduced “wet” natural gas production from associated wet plays (which account for about 35% of US gas production), US shale gas production is expected to more than keep pace with demand growth arising from US liquid natural gas exports and retirement of coal-fired electricity plants over the medium term.

◀ Immediate outlook for natural gas prices and royalties remains weak.

The Alberta Reference Price (ARP) in 2017-18 is estimated at Cdn$2.90/GJ, 75 cents higher than 2016-17, and is forecast to remain around there for the following two years, reaching $3.00/GJ by 2019-20. The ARP is buoyed by increasing demand from expanding oil sands operations, and petrochemical and electricity-generation developments. Natural gas production trends down due to lower drilling and as exports are impacted by expanding US production.

◀
The Petrochemicals Diversification Program provides up to $500 million in royalty credits for investment in facilities to upgrade methane and propane to higher-value products such as propylene and polypropylene. Three facilities, with estimated costs of $5.6-$6 billion, have been approved. The royalty credits will be provided for the three years following completion in 2021. In addition to ongoing economic diversification benefits, about 4,000 construction jobs are estimated, and 245 positions will be required to operate the facilities.	Petrochemicals Diversification Program supports $6 billion in private sector investments, 4,000 construction jobs and 245 permanent positions.

Natural Gas Assumptions

	2015–16 Actual	2016–17 Budget Forecast		2017–18 Estimate	2018-19 Target	2019-20 Target
Revenue ($ millions)	493	151	219	455	304	523
Price (Cdn$/GJ)	2.21	2.40	2.15	2.90	2.90	3.00
Production (billions of cubic feet)	4,255	4,765	4,188	4,094	4,026	3,966

FISCAL PLAN 2017–20  •  REVENUE             31

Bonuses and sales of Crown land leases revenue in 2017-18 is estimated at $148 million, and is forecast to be relatively flat for the next two years, with $134 million forecast for 2019-20. With the recent low oil prices, weak natural gas price prospects, industry cost reductions and restraint, and significant global economic uncertainty, Alberta business investment has declined. In 2016, bonuses and total hectares sold were the lowest in 24 years. The forecast is for fewer hectares to be sold in 2017-18, but at higher prices per hectare.

Non-Renewable Resource Revenue
(millions of dollars)
	2015–16 Actual	2016–17 Budget Forecast		2017–18 Estimate	2018-19 Target	2019-20 Target
Bitumen royalty	1,223	656	1,263	2,546	3,198	5,269
Crude oil royalty	689	333	600	476	460	589
Natural gas & by-products royalty	493	151	219	455	304	523
Bonuses & sales of Crown leases	203	95	191	148	144	134
Rentals and fees	167	118	144	117	109	103
Coal royalty	14	11	13	12	11	10
Total Resource Revenue	2,789	1,364	2,430	3,754	4,226	6,628

TAX REVENUE
▶ Tax revenue of $21.8 billion in 2017-18 is about half of total revenue.	Tax revenue is forecast at $21.8 billion in 2017-18, 48% of total revenue. This is an increase of $1.2 billion, or 5.9% from 2016-17, mainly as the Climate Leadership Plan carbon levy applies for the full fiscal year. Tax revenue is forecast to grow by an average of 6.5% per year between 2017-18 and 2019-20, reaching $24.7 billion, with much of this $2.9 billion increase due to income taxes recovering from current weakness.
▶ Personal income tax revenue is $11.2 billion in 2017-18, 25% of total revenue.

Personal income tax revenue is estimated at $11.2 billion in 2017-18, a decrease of $282 million from 2016-17. However, 2016-17 revenue included a $510 million positive prior-years’ adjustment from updated 2015 assessments that indicate 2014-15 and 2015-16 reported revenue was too low. Removing this adjustment, 2016-17 revenue would be under $11 billion, reflecting an estimated 3.5% decline in primary household income in 2016. Without the prior-years’ adjustment, base personal income tax revenue is estimated to increase by $228 million, or 2.1% in 2017-18 from 2016-17. This relatively sluggish growth, compared to rates experienced before the recession, reflects the modest recovery forecast for Alberta employment, wages and primary household income. Personal income tax revenue is then forecast to increase by an average of 4.3% per year between 2017-18 and 2019-20, as the economic recovery strengthens, but this is still below the pace experienced in recent years.

Corporate income tax is forecast at $3.9 billion in 2017-18, $574 million or 17.2% higher than 2016-17, but $1.9 billion or 32% lower than it was in 2014-15. The net corporate operating surplus (corporate profits) in 2015 was much weaker than estimated in Budget 2016, and this lowers the base used to forecast revenue for future years. In addition, the actual decline in

2016 corporate profits has been worse than expected, in part due to the Wood Buffalo wildfire, which reduced revenue by about $200 million. The decline in the net corporate operating surplus is now estimated to have been 69% in 2015 and 35% in 2016. Corporate profits are forecast to rebound in 2017 with 66%

32             REVENUE  •  FISCAL PLAN 2017–20

growth, due to higher oil prices, reduced costs, and strong export growth. In addition to higher oil-related exports from expanding production, increasing exports of machinery and equipment, food manufacturing, petrochemical products and engineering and technical services are anticipated, assisted by a lower Canadian-US dollar exchange rate. Since corporate profits dropped so severely, they are not expected to reach pre-recession levels until after 2019-20, and the impact on corporate income tax revenue is expected to be delayed, in part as losses are carried forward. Corporate income tax revenue increases by $1.2 billion between 2017-18 and 2019-20, an average of 13.8% per year, due mainly to higher forecast oil prices.

◀ Corporate profits to rebound in 2017-18.

The Capital Investment Tax Credit for spending on property or other capital in eligible industries introduced as part of the Jobs Plan is being extended for a year, with revenue reduced by $42 million in 2017-18 and $21 million in 2018-19. Another $5 million of the original budget is now being reported as expense in order to provide flexibility for businesses to access the program.

The small business corporate income tax rate was reduced from 3% to 2%, effective January 1, 2017, to help small businesses deal with higher costs resulting from the carbon levy. The revenue foregone, estimated at $40 million in 2016-17, $175 million in 2017-18, $190 million in 2018-19, and then $200 million by 2019-20, is being offset by Climate Leadership Plan revenue.	◀ Climate Leadership Plan includes reducing the small business tax rate by 33%.

Education property tax revenue is forecast at $2.4 billion in 2017-18, an increase of $32 million, or 1.3% from 2016-17. Instead of setting the fiscal year requisition amounts based on 32% of the total education system operating expense target, which would have resulted in a large jump, the government has chosen to freeze mill rates and collect less revenue. The residential/farm rate remains at $2.48 per $1,000 of equalized assessment, and the non-residential rate remains at $3.64 per $1,000 of equalized assessment. Education property tax revenue is forecast to increase $208 million by 2019-20, an average of 4.2% per year between 2017-18 and 2019-20, based on returning to the 32% methodology of calculating the requisition. However, the government will determine the approach for setting the requisition amount as part of each annual budget process, providing flexibility with respect to property tax policy.

◀ Education property tax revenue growth contained at 1.3%, with mill rates frozen.
Other tax revenue is forecast at $4.2 billion in 2017-18, an increase of $892 million from 2016-17, with $808 million of this increase due to the full-year application of the carbon levy, implemented January 1, 2017. Other tax revenue is anticipated to grow $556 million to $4.8 billion, an average rate of 6.4% per year between 2017-18 and 2019-20, with the carbon levy accounting for $378 million of the increase.

Tax Revenue

(millions of dollars)
	2015–16 Actual	2016–17 Budget Forecast		2017–18 Estimate	2018-19 Target	2019-20 Target
Personal income tax	11,357	11,405	11,459	11,177	11,609	12,159
Corporate income tax	4,195	4,325	3,344	3,918	4,464	5,072
Education property tax	2,255	2,414	2,414	2,446	2,585	2,654
Carbon levy	-	274	230	1,038	1,396	1,416
Other taxes	2,913	3,349	3,099	3,183	3,269	3,361
Total	20,720	21,767	20,546	21,762	23,323	24,662

FISCAL PLAN 2017–20  •  REVENUE             33

FEDERAL TRANSFERS
▶ Federal transfers include wildfire assistance in 2016-17, and increased infrastructure support in 2017-18.	Federal transfers are forecast at $8 billion in 2017-18, about 18% of total revenue. This is an increase of $45 million or 0.6% from 2016-17, though 2016-17 revenue includes assistance for the 2016 Wood Buffalo wildfire of $509 million. Removing this, 2017-18 revenue is up $554 million or 7.5% from 2016-17, due mainly to a $419 million net increase in infrastructure support almost entirely for the new programs for public transit and clean water and wastewater projects.

The Canada Social Transfer (CST) and Canada Health Transfer (CHT) grow in line with the federal annual escalators and changes to Alberta’s share of the national population. For CST, the escalator is 3%. As previously scheduled, the escalator for the CHT is being changed this year. It will now be based on the higher of the three-year average of national nominal GDP growth, or 3%. For 2017-18, the escalator is 3% as nominal GDP has averaged less than 3% over the past three years.

▶ Forecast includes targeted funding for home care and mental health care pursuant to proposed 10-year agreement.	The forecast includes estimated funding targeted for home care and mental health care as part of a ten-year agreement with the federal government, although the agreement has not been finalized. Other federal transfers thus include an additional $35 million in 2017-18, $100 million in 2018-19 and $130 million in 2019-20.

Federal transfers are forecast to grow by an average of 0.6% between 2017-18 and 2019-20, reaching $8.1 billion, with expected, normal increases in CHT, CST and other federal transfers partly offset by the decrease associated with the ending of the two time-sensitive federal infrastructure programs.

Transfers from Government of Canada
(millions of dollars)
	2015–16 Actual	2016–17 Budget Forecast		2017–18 Estimate	2018-19 Target	2019-20 Target
Canada Health Transfer	4,014	4,223	4,201	4,360	4,515	4,711
Canada Social Transfer	1,516	1,563	1,558	1,614	1,667	1,723
Transfers to SUCH sector	404	500	504	479	497	511
Agriculture support programs	308	300	377	293	305	308
Infrastructure support	267	282	322	741	353	269
2016 Wood Buffalo wildfire assistance	-	-	509	-	-	-
Other transfers	633	410	472	501	533	557
Total	7,142	7,278	7,943	7,988	7,870	8,079

34             REVENUE  •  FISCAL PLAN 2017–20

INVESTMENT INCOME

Investment income is forecast at $2.2 billion in 2017-18, a $693 million or 24% decrease from 2016-17. Investment income in 2017-18 accounts for 5% of government revenue. The decline in investment income is mainly due to significant gains from strong equity markets over the last several years, and income from those gains being realized in subsequent years as the assets are sold. The investment income forecast typically assumes that market returns will move back to “normal” rates, and as a result, investment income tends to decrease in years following significantly strong income, and as accumulated embedded gains are realized.

◀ Investment income decreasing as forecast assumes normal returns following strong returns in prior years.

Investment income is estimated to increase by an average of 2.7% per year between 2017-18 and 2019-20, as income realized by the Heritage and endowment funds, and overall financial market returns, reset to normal levels. Income now includes about $250 million from the SUCH sector, primarily reflecting reserves and post-secondary institution endowments.

Investment income from Alberta Capital Finance Authority (ACFA) is forecast to increase by an average of 5.5% per year between 2017-18 and 2019-20. ACFA accesses the government’s strong credit rating to borrow and then transfers that advantage to municipalities and other local authorities by on- lending the proceeds. A portion of the government’s general debt servicing costs reflect this activity, and ACFA’s investment income is approximately offset by the related debt servicing costs. The Agriculture Financial Services Corporation (AFSC) performs the same role for Alberta’s agriculture sector, borrowing at the government rate and lending the proceeds, with associated debt servicing costs offset by income from the loans. AFSC also acts as an insurer, and has additional funds and investment income from this activity.

◀ ACFA and AFSC provide government borrowing rate benefits to municipalities and farmers and make life more affordable for Albertans.

Fund Assets / Investment Income
(millions of dollars)
	Assets as at Mar. 31, 2016	2015–16 Actual	2016–17 Forecast	2017–18 Estimate	2018-19 Target	2019-20 Target
Heritage Savings Trust Fund	15,170	1,388	1,876	1,290	1,286	1,332
Endowment Funds [a]	3,499	347	350	251	273	289
Contingency Account	3,625	128	18	10	-	-
Alberta Capital Finance Authority	15,584	184	185	178	191	198
Agriculture Financial Services Corp.	4,620	132	132	142	145	152
SUCH sector	n.a.	297	263	250	257	263
Other [b]	593	68	62	72	79	81
Total	43,091	2,544	2,886	2,193	2,231	2,315

a Includes Alberta Heritage Foundation for Medical Research Endowment Fund, Alberta Heritage Scholarship Fund and Alberta Heritage Science and Engineering Research Fund.

b  Assets include the Cancer Prevention Legacy Fund and Alberta Enterprise Corporation; investment income includes income from these sources and other investment income from a variety of smaller funds and accounts.

FISCAL PLAN 2017–20  •  REVENUE             35

OTHER REVENUE

Other revenue is forecast at $9.3 billion in 2017-18, about 21% of total revenue. This is an increase of $185 million, or 2%, from 2016-17. With moderate growth forecast for wages, population, household income, and in turn consumer spending, volume-driven revenue sources, such as gaming and liquor sales, land titles, motor vehicle licenses or other premiums and fees, are exhibiting moderate growth as well.

▶	To make Albertans’ lives more affordable, the two-year freeze on post-secondary tuition fees is being extended another year, saving students $16 million in
School fees reduced and tuition freeze extended, helping Alberta families and students.

2017-18. Similarly, Bill 1: An Act to Reduce School Fees, will end school board charges for instructional supplies or materials, and fees for eligible students taking the bus to their designated school, savings families about $54 million.

Other revenue is estimated to grow by $780 million, or an average of 4.1% per year, between 2017-18 and 2019-20, reaching $10.1 billion, mainly due to a forecast recovery in net income of Alberta Treasury Branches and increasing compliance payments to the Climate Change and Emissions Management Fund from large emitters who exceed their emissions targets, as part of the Climate Leadership Plan. Compliance payments are estimated to increase by $401 million in 2018-19, with deeper emissions reduction targets, before declining $78 million in 2019-20 with coal phase-out and as industry adjusts.

Revenue from Other Sources
(millions of dollars)
	2015-16	2016-17		2017-18	2018-19	2019-20
	Actual	Budget	Forecast	Estimate	Target	Target
AGLC - Gaming / lottery	1,553	1,451	1,428	1,445	1,446	1,476
AGLC - Liquor	856	868	864	876	873	874
Alberta Treasury Branches	108	27	54	93	180	229
Post-secondary tuition fees	1,158	1,157	1,157	1,223	1,252	1,280
Health / school board fees	702	711	695	655	637	641
Other premiums, fees and licences	1,714	1,781	1,794	1,805	1,881	1,942
SUCH sales, rentals, services	971	950	1,046	1,033	1,054	1,065
SUCH fundraising, donations, gifts	738	627	621	627	640	646
Climate Change and Emissions Management Fund	200	101	200	196	597	519
Other	1,305	1,238	1,274	1,365	1,433	1,426
Total	9,305	8,911	9,133	9,318	9,993	10,098

RISKS
▶ Alberta fiscal planning complicated by volatility in revenue, but stability in government programs is considered essential.

Alberta relies heavily on revenue sources that are volatile and unpredictable, including non-renewable resources, corporate income tax and investment income. Since 2004-05, these revenue sources have accounted for up to 55% of total revenue, but in 2017-18 they are estimated at 22%. This revenue is linked to factors such as energy prices, equity markets, exchange rates, geopolitical events and global economic swings. These are all unpredictable, can fluctuate rapidly, and are largely outside Alberta’s influence. The drop in resource revenue and corporate income tax relative to 2014-15 is directly tied to the precipitous drop in oil prices.

The degree of revenue uncertainty exposes the Alberta government uniquely relative to other governments. Like energy companies, banks and other investors, Alberta must assess the degree of risk it is willing to take associated

36             REVENUE  •  FISCAL PLAN 2017–20

with its revenue outlook and spending decisions. The government decided in Budget 2016 to build in an annual risk adjustment that reduces the bottom line, as a way to signal the possible extent of a revenue shortfall. The adjustment is $500 million in the 2017-18 fiscal year, $700 million in 2018-19 and then $1 billion in 2018-19.

◀ Budget 2017 contains risk adjustments to bottom lines, to signal possible revenue shortfalls. ◀ New US administration adds uncertainty.
GLOBAL AND US ECONOMIES
∎	Budget 2017 assumes global economic growth of 3.5% in 2017, based on steady growth in the US and China, and recovery from recession in Russia and several Latin American economies. Substantial risks remain.
∎	Weaker-than-forecast global growth would harm Alberta’s revenue forecast, as oil prices would remain lower for longer.
ENERGY PRICES
∎	Oil prices began recovering in mid-2016. WTI is forecast to average US$48/bbl in 2016-17, US$55 in 2017-18, and then to slowly ascend towards US$68 by 2019-20. The rise in the oil price is now expected to take longer, but energy analysts continue to vary on the speed of recovery and the level prices will recover to, although most expect long-term prices to reach $70 sometime within the next five years.
∎	Price forecasts depend on an array of assumptions about demand and supply. Factors influencing demand include economic growth in disparate regions around the world, from the US to China to Europe, pipeline or refinery outages, and storage and speculative market activities by traders. On the supply side, the level and duration of compliance with the agreement to cut production in 2017 by OPEC and several non-OPEC members is critical, as will be the response to higher prices by the US industry. Other factors include investment and drilling decisions by other producers, geopolitical events, civil unrest or terrorist strikes, economic sanctions, or simple weather-related production disruptions.	◀ Opinions on speed and level of recovery in oil prices varies among experts.
∎	Without sufficient pipeline capacity, Alberta’s growing bitumen production will be transported by more costly rail, increasing the light-heavy differential and lowering prices for Alberta producers and revenue for government.
∎	Natural gas prices remain weak due mainly to increasing production of US shale gas that has outstripped demand growth.
INTEREST RATES
∎	Interest rates are forecast to remain low, as global inflationary pressures remain modest. Lower rates generally help government investment income. While short-term investments perform poorly, the market value of bonds with higher rates held in endowment portfolios increase.
∎	Lower rates also typically encourage business investment, economic activity and consumer spending, all providing economic support to Alberta’s resource-based economy harmed by the oil price weakness.
∎	Rates eventually will rise, posing a risk for indebted households, consumer spending and the government as substantial borrowing is planned, and higher rates make borrowing or refinancing of debt more expensive.

FISCAL PLAN 2017–20  •  REVENUE             37

EXCHANGE RATES
	∎	The US-Canadian dollar exchange rate is forecast to average 76US¢/Cdn$ in 2017-18, and to rise with oil prices to 78US¢/Cdn$ by 2019-20.
	∎	A weaker Canadian dollar increases the value of oil exports and the demand for exports priced in Canadian dollars, helping Alberta’s economic growth. Changes in the exchange rate affect the profitability of energy producers, which can affect investment and government resource revenue as energy prices and contracts are mainly in US dollars. Investment income is also impacted due to significant foreign holdings in the Heritage Savings Trust Fund and endowment funds.
EQUITY MARKETS
	∎	While equity markets have performed well for the last several years, and government investment income has benefited, markets can be affected by a wide range of factors, such as the strength of the US economy, uncertainty regarding the European and developing economies, or fluctuations in commodity prices and interest rates.
	∎	Alberta has significant assets invested globally in a variety of asset classes. The investment income forecast is based on long-term expected rates of return. Annual market performance and, in turn, investment income, could vary considerably from the average.
NET CORPORATE OPERATING SURPLUS
▶ Corporate profits and corporate income tax difficult to forecast.	∎	Corporate profits in Alberta were hit hard in 2015 and 2016 and are expected to take about half a decade to recover from low oil prices. Partly offsetting this are easing of labour and other costs, the positive impact of the low Canadian dollar on exports, and some strength in non-energy sectors. Energy investment has also declined dramatically in response to the oil price decline and as energy projects transition from the construction to production phase. However, it can be difficult to predict how forecast net corporate operating surplus translates to corporate income tax revenue, as taxable income can differ significantly from corporate profits, due to tax changes or discretionary deductions such as depreciation or prior-year losses which can be carried forward or back and affect corporate income tax revenue for years.

Sensitivities to Fiscal Year Assumptions, 2017–18 [a]
(millions of dollars)
	Change	Net Impact
Oil price (WTI US$/bbl)	-$1	-310
Light-heavy oil price differential (US$/bb)	+$1	-285
Natural gas price (Cdn$/GJ)	-10¢	-45
Exchange rate (US¢/Cdn$)	+ 1¢	-215
Interest rates	+1%	-230
Primary household income	-1%	-160

[a]  Sensitivities are based on current assumptions of prices and rates and show the effect for a full 12 month period. Sensitivities can vary significantly at different price and rate levels. The energy price sensitivities do not include the potential impact of price changes on the revenue from land lease sales.

38             REVENUE  •  FISCAL PLAN 2017–20

Government of Alberta

FISCAL PLAN

CAPITAL PLAN

40             CAPITAL PLAN  •  FISCAL PLAN 2017–20

CAPITAL PLAN

With ongoing economic challenges facing the province, Albertans expect their government to take clear action to support jobs, ensure needed supports are available, and help with the family budget . Government is working to make the lives of Albertans better by investing in capital projects that improve access to healthcare, education, affordable housing, and social services for all Albertans, while stimulating economic activity.

The Budget 2017 Capital Plan is a continuation of a significant infrastructure investment that started with Budget 2016 . This evidence-based approach is investing in the future of Alberta by focusing on key social programs and services, encouraging economic development in communities across the province through job and construction stimulus, and ensuring Albertans have access to the health facilities, schools and government services they need, now and in the future . The $29 .5 billion Budget 2017 Capital Plan invests an additional $1 .4 billion over Budget 2016 in projects across the province .

◀
Projects in the Capital Plan have been carefully reviewed to ensure alignment with government priorities . The criteria used to review projects is posted online at: http://www.infrastructure .alberta .ca/documents/2016_Capital_Projects_ Criteria .pdf	The Budget 2017 Capital Plan supports $29.5 billion in projects over four years

Budget 2017 Capital Plan – Allocation by Envelope
(% of Total Capital Plan)
Health Facilities & Equipment 15%
Capital Maintenance & Renewal 16%
Municipal Infrastructure Support 26%
Sports, Arts, Recreation & Culture 1%
Adult Education & Skills 2%
Family, Social Supports & Housing 3%
Other Capital Envelopes 5%
Schools 9%
Roads & Bridges 10%
Climate Change, Environmental Protection & Sustainability 13%

FISCAL PLAN 2017–20  •  CAPITAL PLAN            41

▶ There is $4.5 billion budgeted over four years for health infrastructure. ▶ The Capital Plan includes $500 million for new schools over four years

HEALTH CARE

The Capital Plan invests $4 .5 billion over four years to continue to build the health infrastructure Albertans need.

Government is committed to addressing the future health care needs of residents in Edmonton and will invest $400 million over four years towards the planning and implementation of a new hospital in Edmonton, starting in 2018-19.

Funding for the Royal Alexandra Hospital includes investment in two new projects: Child and Adolescent Mental Health and the Norwood Long Term Care Facility. An additional $131 million will build a new continuing care facility in Calgary. Future pharmacy services will be bolstered through investment in a Provincial Pharmacy Central Drug Production and Distribution Centre. Capital maintenance and renewal funding across the province will ensure health care facilities continue to provide the services Albertans need, including $65 million to support modernization and emergency room renovations at the Misericordia Community Hospital. $580 million is allocated for future health facility projects.

EDUCATION

Government is committed to ensuring Alberta students have a quality education in order to learn, grow and succeed. The Capital Plan includes $500 million for new school projects over the next four years, and an additional $488 million for future school projects to start in 2018-19. Additional funding of $20 million will go towards playgrounds for new schools, which will provide a place for kids to explore and develop, and will benefit all families in the local community.

Government is also investing in post-secondary projects so Albertans have access to high quality learning and training opportunities to help them get a good job. The Capital Plan includes $270 million in funding for design and redevelopment planning, and renovations of the MacKimmie Complex at the University of Calgary, which will support future growth in the faculties of nursing and social work. $149 million is earmarked for renewal work at the University of Alberta’s Dentistry Pharmacy Building, and new investments at the Northern Lakes College in High Prairie and Medicine Hat College will support post-secondary opportunities for students across the province.

FAMILY, SOCIAL SUPPORTS AND HOUSING

Government is committed to supporting the well-being of all Albertans by ensuring access to vital social and living supports, including affordable housing and seniors’ lodges, and facilities that support those seeking treatment for addiction. New Family, Social Supports and Housing projects include affordable housing in Edmonton at the Londonderry regeneration project, the Deer Lane project in Banff, the regeneration of Linsford Gardens in Leduc, and a new development in Lethbridge. New funding will enable the renewal of aging seniors’ lodges in Sherwood Park and Barrhead.

PUBLIC SAFETY AND EMERGENCY SERVICES

The Capital Plan invests $97 million for a new Red Deer Justice Centre to meet the needs of residents in central Alberta. Another $125 million is earmarked for

42             CAPITAL PLAN  •  FISCAL PLAN 2017–20

modernizing the Provincial Operations Centre – a key project that will ensure Alberta remains a leader in emergency response.

CLIMATE CHANGE, ENVIRONMENTAL PROTECTION AND SUSTAINABILITY

The Capital Plan invests in new projects to increase environmental sustainability, protect vulnerable landscapes and species, and reduce greenhouse gas emissions. Projects include replacing the provincial highway lighting system with more efficient and longer-lasting LED bulbs, investing in a caribou rearing facility, developing a plan for trails and public land, support for the renewal and maintenance of Alberta’s fish culture program, and investments in Castle Provincial Park.

INVESTMENTS IN DRINKING WATER

In support of those Albertans living on reserves who do not have reliable access to clean drinking water, the Capital Plan allocates $100 million in new funding. This funding supports integration of regional drinking water systems with federally-supported water systems for Alberta’s Indigenous communities. This also supports the government’s commitment to the United Nations Declaration on the Rights of Indigenous People.

OTHER CAPITAL PROJECTS		◀ There is $4.7 billion over four years for capital maintenance and renewal
Budget 2017 Capital Plan also provides:
∎ $4.7 billion for capital maintenance and renewal, including:
◆	Roads and bridges – $2.1 billion
◆	Schools – $473 million
◆	Post-secondary facilities – $676 million
◆	Health care facilities – $600 million
◆	Government-owned facilities – $353 million
◆	Seniors facilities and housing – $239 million
◆	Provincial parks – $131 million
◆	Information technology – $60 million
◆	Innovation infrastructure maintenance – $11 million
◆	Airtanker base maintenance – $4 million

∎ $40 million for the Reynolds-Alberta Museum in Wetaskiwin;
∎ $2 million for the Edmonton Public Library Stanley A. Milner revitalization project; and
∎ $11 million to enhance Alberta’s regional library system.

∎    The Government of Alberta will also be moving forward on plans with the federal government and the cities of Edmonton and Calgary on two critical road infrastructure projects: the elimination of the at grade rail crossing at 50th Street in Edmonton and construction of the Airport Trail in Calgary.

FISCAL PLAN 2017–20  •  Capital Plan            43

Capital Plan Details
(millions of dollars)
	2017-18 Estimate	2018-19 Target	2019-20 Target	2020-21 Projected	4-Year Total

Adult Education and Skills
Keyano College – Campus Upgrades	8	-	-	-	8
Lethbridge College Trades and Technology Renewal and Innovation Project	10	-	-	-	10
Medicine Hat – East Campus Development	-	4	-	-	4
NAIT Centre for Applied Technology (Edmonton)	55	-	-	-	55
NorQuest College Expansion and Retrofit (Edmonton)	40	-	-	-	40
Northern Lakes College High Prairie Consolidation	-	-	11	10	21
Northern Lakes College High Prairie Consolidation (Planning)	1	-	-	-	1
Portage College Infrastructure Needs Assessment	1	-	-	-	1
University of Alberta Dentistry / Pharmacy – Functional Renewal	52	42	36	19	149
University of Calgary MacKimmie Complex and Professional Building	-	95	83	84	262
University of Calgary MacKimmie Complex and Professional Building (Planning)	8	-	-	-	8
University of Calgary Schulich School of Engineering	52	-	-	-	52
University of Lethbridge Destination Project	65	35	23	-	123
Total Adult Education and Skills	292	176	153	113	734

Capital Maintenance and Renewal
Air Tanker Bases	1	1	1	1	4
Fish Culture Capital Maintenance and Renewal Program	5	4	3	2	14
Government-Owned	55	77	106	115	353
Health Care Facilities	143	146	146	165	600
Information Technology	15	15	15	15	60
Innovation Infrastructure Maintenance	2	3	3	3	11
Post-Secondary	154	158	174	190	676
Provincial Parks	29	34	34	34	131
Roads and Bridges	450	507	559	588	2,104
Schools	76	106	135	156	473
Seniors Facilities and Housing	70	49	55	65	239
Total Capital Maintenance and Renewal	1,000	1,100	1,231	1,334	4,665

Climate Change, Environmental Protection & Sustainability
Access to Regional Drinking Water Systems (UNDRIP)	25	25	25	25	100
Carbon Capture and Storage Initiative	214	129	43	53	439
Caribou Rearing Facility	4	3	1	1	9
Castle Provincial Park	1	2	2	2	7
Clean Water and Wastewater Fund	165	27	-	-	192
Climate Leadership Plan	118	360	530	694	1,702
Climate Leadership Plan: Foothills Medical Centre Power Plant Redevelopment (co-generation initiative) (Calgary)	10	10	8	-	28
Climate Leadership Plan: Other Projects	86	75	77	12	250
Flood Recovery	151	146	86	62	445
National Disaster Recovery Program	4	6	6	-	16
Municipal Water and Wastewater Program	50	45	25	25	145
Public Lands Trail Development	1	2	-	-	3
Regional Water/Wastewater Projects – Water for Life	55	105	80	80	320
Swan Hills Treatment Centre	6	13	5	5	29
Water and Air Monitoring Program	1	1	1	1	4
Water Management Infrastructure	39	20	20	30	109
Water Line to Castle Region	-	6	3	-	9
Whirling Disease Management	1	1	-	-	2
Total Climate Change, Environmental Protection & Sustainability	931	976	912	990	3,809

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44             CAPITAL PLAN  •  FISCAL PLAN 2017–20

Capital Plan Details, continued

(millions of dollars)

	2017-18 Estimate	2018-19 Target	2019-20 Target	2020-21 Projected	4-Year Total

Family, Social Supports & Housing
Aboriginal Business Investment Fund	5	5	5	5	20
Investment in Affordable Housing Agreement (IAH) Amendment	21	20	2	-	43
Long-Term Governance and Funding Arrangements Agreement (LTA) – Infrastructure and Housing for Metis Settlements	3	3	3	2	11
New Housing Supply – Community and Specialized Housing	21	37	29	5	92
New Housing Supply – Off-Reserve	-	30	30	30	90
Planning (Seniors and Housing)	2	2	2	2	8
Sustainable Housing Renewal – Rural and Urban	196	155	103	19	473
Total Family, Social Supports & Housing	248	252	174	63	737

Farming, Natural Resources & Industry
Alberta Tree Improvement and Seed Centre (ATISC) – Planning	1	-	-	-	1
Flat Top Complex	2	2	2	2	8
Footner Lake (High Level) Facility Renovation and Enhancements	1	-	-	-	1
Irrigation Rehabilitation Program	19	19	19	19	76
Land Stewardship Fund	10	10	10	10	40
Municipal and Irrigation Infrastructure Support (City of Lethbridge)	7	-	-	-	7
Rural Utilities Program	4	4	4	4	16
Wildfire Management and Facility Upgrade	6	6	6	6	24
Total Farming, Natural Resources & Industry	50	41	41	41	173

Government Facilities, Equipment and Other
Agrivalue Processing Business Incubator (Leduc)	4	6	-	-	10
Alberta Innovates – Millwoods Fuels and Lubricants Group Safety Upgrade	2	3	-	-	5
Alberta Innovates / InnoTech Alberta Fume Hood Replacement Program	1	3	4	4	12
Electronic Health Record	6	6	6	6	24
Enterprise Resource Planning	-	9	17	12	38
Fort McMurray Seasonal Employee Housing	1	-	-	-	1
General Information Technology and other Capital	84	79	75	75	313
Government Accommodation	32	35	50	50	167
Government Vehicle Fleet	20	13	13	13	59
Health IT Systems Development	22	22	22	22	88
Infrastructure Capital Planning	10	10	10	10	40
Justice and Solicitor General – Specialized Equipment	1	1	2	2	6
Land Purchases	10	8	8	8	34
Modernization of Registry Systems	15	12	2	2	31
One Information Management Technology (IMT) Enterprise Planning Funds	5	5	5	5	20
One Information Management Technology (IMT) Enterprise Priorities	62	42	33	21	158
Total Government Facilities, Equipment and Other	277	254	247	230	1,008

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FISCAL PLAN 2017–20  •  CAPITAL PLAN            45

Capital Plan Details, continued

(millions of dollars)

	2017-18 Estimate	2018-19 Target	2019-20 Target	2020-21 Projected	4-Year Total

Health Facilities and Equipment
Addictions and Detox Centres	5	5	1	-	11
Calgary Cancer Centre	100	295	416	379	1,190
Clinical Information System	100	100	100	100	400
Complex Continuing Care Facility (Calgary)	2	42	67	20	131
Continuing Care Beds	122	100	100	-	322
Edmonton Clinical Laboratory Hub	10	10	-	-	20
Edmonton hospital	-	50	150	200	400
Edson Healthcare Centre	10	4	-	-	14
Equipment for Cancer Corridor Projects	11	3	-	-	14
Foothills Medical Centre (Calgary)	9	8	-	-	17
Foothills Medical Centre Urgent Power Plant Capacity (Calgary)	15	9	-	-	24
Fort McMurray Residential Facility-Based Care Centre	2	15	26	-	43
Future Health Facility Projects	15	65	250	250	580
Grande Prairie Regional Hospital	126	126	74	27	353
Health Facility Design – Rural Hospital / Urgent Care	2	-	-	-	2
Health Facility Project Planning Funds	6	5	2	-	13
High Prairie Health Complex	15	-	-	-	15
Lethbridge Chinook Regional Hospital	6	-	-	-	6
Lloydminster Continuing Care Centre	3	2	1	-	6
Medical Equipment Replacement and Upgrade Program	30	30	30	30	120
Medicine Hat Regional Hospital	12	10	9	8	39
Misericordia Community Hospital Modernization Program	5	20	20	20	65
Misericordia Community Hospital – Planning	2	4	4	-	10
Northern Alberta Urology Centre	4	-	-	-	4
Northern Lights Regional Health Centre Repairs (Fort McMurray)	15	14	9	-	38
Norwood Long Term Care Facility (Edmonton)	15	30	160	159	364
Other Health Initiatives	1	1	1	1	4
Peter Lougheed Centre (Women’s Services and Vascular Renovations) (Calgary)	17	2	-	-	19
Provincial Heliports	6	4	-	-	10
Provincial Pharmacy Central Drug Production and Distribution Centre	1	2	11	26	40
Royal Alexandra Hospital – Child and Adolescent Mental Health – New Building	5	40	50	60	155
Royal Alexandra Hospital – Planning	2	4	4	-	10
Stollery Children’s Hospital Critical Care Program (Edmonton)	14	17	16	6	53
Total Health Facilities and Equipment	688	1,017	1,501	1,286	4,492

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46             CAPITAL PLAN  •  FISCAL PLAN 2017–20

Capital Plan Details, continued

(millions of dollars)

	2017-18 Estimate	2018-19 Target	2019-20 Target	2020-21 Projected	4-Year Total

Municipal Infrastructure Support
Centralization of Industrial Assessment	3	-	-	-	3
Community Facility Enhancement Program	38	38	38	38	152
Edmonton Public Library – Stanley A. Milner Revitalization	2	-	-	-	2
Federal Gas Tax Fund	222	229	230	229	910
Grande Prairie – Highway 43 De-designation	-	5	5	5	15
GreenTRIP	477	220	141	10	848
Municipal Sustainability Initiative:
Municipal Sustainability Initiative – Capital	846	846	846	846	3,384
Basic Municipal Transportation Grant	335	344	353	363	1,395
Alberta Community Transit Fund	40	85	155	25	305
New Building Canada – Small Communities Fund	31	17	10	-	58
New Building Canada Fund (Edmonton Valley Line LRT)	60	30	30	-	120
Public Transit Infrastructure Fund (PTIF)	285	35	-	-	320
Regional Library Systems Headquarters	11	-	-	-	11
Strategic Transportation Infrastructure Program	35	30	35	-	100
Total Municipal Infrastructure Support	2,385	1,879	1,843	1,516	7,623

Public Safety and Emergency Services
Alberta First Responders Radio Communications System	13	6	5	-	24
Calgary Remand Centre Divided Living Units	4	-	-	-	4
Courthouse Renewal	30	15	4	-	49
Disaster Recovery Program	4	2	2	-	8
Kananaskis Emergency Services Centre	10	7	-	-	17
Planning Funds	4	-	-	-	4
Provincial Operations Centre	-	50	50	25	125
Red Deer Justice Centre	25	21	25	26	97
Total Public Safety and Emergency Services	90	101	86	51	328

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FISCAL PLAN 2017–20  •  CAPITAL PLAN            47

Capital Plan Details, continued

(millions of dollars)

	2017-18 Estimate	2018-19 Target	2019-20 Target	2020-21 Projected	4-Year Total

Roads and Bridges
41st Avenue Interchange (Edmonton)	2	-	-	-	2
Assessment and Support Systems	21	21	21	21	84
Calgary Ring Roads	382	356	378	583	1,699
Edmonton Ring Roads	1	-	-	-	1
Fort McMurray Land Exchange with the Regional Municipality of Wood Buffalo	13	36	-	-	49
Gaetz Avenue / Taylor Drive Interchange (Red Deer)	37	27	-	-	64
Grande Prairie – Highway 43 Bypass	21	14	-	-	35
Highway 19 (East and West ends)	60	-	-	-	60
Highway 63 Twinning (Grassland to Fort McMurray)	30	30	-	-	60
Highway Twinning, Widening and Expansion	253	153	184	163	753
Interchanges, Intersections and Safety Upgrades	15	12	12	12	51
Other Road and Bridge Projects	6	6	6	6	24
Parsons Creek Land Development Interchange (Fort McMurray)	-	1	15	15	31
Peace River Bridge	60	70	28	-	158
Total Roads and Bridges	901	726	644	800	3,071

Schools
200 New and Modernization Projects	1,120	288	93	-	1,501
Education Capital Projects 2017-21	32	83	275	110	500
Future School Projects	-	32	115	341	488
Playgrounds	5	5	5	5	20
Schools – Modulars and Other Grant Funded Projects	50	50	-	-	100
Education Planning Funds	3	3	3	3	12
Total Schools	1,210	461	491	459	2,621

Sports, Arts, Recreation & Culture
Calgary Zoo – Expansion	3	3	-	-	6
Fort Edmonton Park – Expansion	15	14	-	-	29
Other Parks Projects	1	1	-	-	2
Parks Lower Athabasca Regional Plan Implementation	8	5	5	5	23
Parks South Saskatchewan Regional Plan Implementation	10	10	10	10	40
Reynolds-Alberta Museum (Wetaskiwin)	1	29	10	-	40
Royal Alberta Museum (Edmonton)	37	-	-	-	37
Royal Tyrrell Museum of Palaeontology – Expansion (Drumheller)	7	2	-	-	9
Winsport (CODA) – Sliding Track Refurbishment	5	5	-	-	10
Total Sports, Arts, Recreation & Culture	87	69	25	15	196

Total Capital Plan – Core Government	8,159	7,052	7,348	6,898	29,457

Schools, Universities, Colleges, Hospitals (SUCH) Sector – Self-financed Investment	1,019	943	791	599	3,352

Total Capital Plan – Fully Consolidated basis	9,175	7,996	8,137	7,497	32,809

48             CAPITAL PLAN  •  FISCAL PLAN 2017–20

UNFUNDED CAPITAL PROJECTS (as of March 16, 2017)

As part of the commitment to transparency and openness, the government is presenting a list of unfunded capital projects as an addendum to the Budget 2017 Capital Plan . It is comprised of projects presented by departments that met priority criteria and fit within the three pillars of the Capital Plan: key social programs and services that Albertans rely on; encouraging economic development in communities, and protecting the environment .

Some of these projects will receive funding for planning as part the Budget 2017 Capital Plan. If the projects meet the criteria and there is funding available, they will be reflected in future capital plans . Adjustments to the Budget 2017 Capital Plan will be made to address emerging needs and issues around the province . Finally, this list is not all- encompassing, as there are many worthy projects in Alberta that are not reflected here .

Infrastructure Project Name	Department
Aspen View Public School Division No. 78; H.A.Kostash Modernization and Rightsizing in Smoky Lake	Education
Athabasca University – Information Technology Capital	Advanced Education
Aurora Project (Telus World of Science) – Edmonton	Culture and Tourism
Battle River Regional Division No. 31 (2285); Chester Ronning School Modernization in Camrose	Education
Black Gold Regional Division No. 18 (2245): Ecole Corinthia Park School Modernization in Leduc	Education
Black Gold Regional Division No. 18 (2245): Robina Baker Elementary School Addition in Devon	Education
Black Gold Regional Division No. 18; Ecole Secondaire Beaumont Composite High School Addition	Education
Boyle Street Community Services Redevelopment/Community Wellness Centre	Community and Social Services

 Calgary Ring Road – Upgrades

• New bridge crossing over the Bow River (North West)

• Interchange upgrade at Crowchild Trail (North West)

• New bridge over scenic Acres Link/Tuscany Boulevard/CPR (North West)

• Median lane widening along east side of Stony Trail between 16th Ave NE to 17th Ave SE (East)

Transportation
Calgary Roman Catholic Separate School District No. 1 (4010): New Evanston Elementary School	Education
Calgary Roman Catholic Separate School District No. 1 (4010): St. Andrew Modernization	Education
Calgary Roman Catholic Separate School District No. 1; St. Bonaventure Modernization	Education
Calgary Roman Catholic Separate School District No. 1; St. Boniface Modernization	Education
Calgary School District No. 19: New Elementary School – Mahogany	Education
Calgary School District No. 19: New Middle School – Auburn Bay	Education
Calgary School District No. 19: New Middle School - Evanston	Education
Calgary School District No. 19; New Skyview Ranch Elementary/Middle School	Education
Canadian Hostelling Association – Jasper	Culture and Tourism
Canmore Nordic Centre High Performance Sport Upgrades	Environment and Parks
Christ The Redeemer Catholic Separate Regional Division No. 3; Holy Cross Collegiate Modernization in Strathmore	Education
Compliance Information Management System	Labour
Cover for Shipping and Receiving Docks and Corridor (Leduc)	Agriculture and Forestry
Crop Diversification Centre South New Applied Research Facilities	Agriculture and Forestry
cSPACE King Edward Arts Hub and Incubator – Calgary Expansion	Culture and Tourism
East Central Alberta Catholic Separate Schools Regional Division No. 16; St Thomas Aquinas School Replacement in Provost	Education
Edmonton Catholic Separate School District No. 7 (0110): New Elementary / Junior High School Windermere	Education
Edmonton Catholic Separate School District No. 7 (0110): St. Alphonsus – Major Modernization	Education
Edmonton Catholic Separate School District No. 7: New Elementary School – The Orchards at Ellerslie – Construction	Education
Edmonton Catholic Separate School District No. 7; New Elementary School in Meadows	Education

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FISCAL PLAN 2017–20  •  CAPITAL PLAN            49

Unfunded Capital Projects (as of March 16, 2017), continued

Infrastructure Project Name	Department

 Edmonton Ring Road – South West Upgrades

• Widening both directional lanes from 2 to 3 lanes (Whitemud Drive to Highway 2)

• Widening of bridges at North Saskatchewan River and Wedgewood Ravine

• New bridges to accommodate ramps at Whitemud Drive

• Safety/operational improvements at 119th Street and 127th Street

Transportation
Edmonton School District No. 7 (3020): Mature Neighborhood Project	Education
Edmonton School District No. 7 (3020): Windermere - New Keswick K-9 School	Education
Edmonton School District No. 7 (3020); New Heritage Valley Chappelle West K–9 School	Education
Edmonton School District No. 7 (3020); New Windermere 7–12 School	Education
Elk Island Catholic Separate Regional Division No. 41; Ecole Pere Kenneth Kearns Catholic School Addition and Modernization in Sherwood Park	Education
Elk Island Public Schools Regional Division No. 14 (2195): Rudolph Henning Junior High Modernization in Fort Saskatchewan	Education
Environmental Monitoring and Science CMR Program	Environment and Parks
Equipment Renewal Program	Environment and Parks
Foothills Medical Centre Kitchen Redevelopment	Health
Fort McMurray Public School District No. 2833; Ecole Dickinsfield School Modernization	Education
Government Performance Management System	Labour
Health and Safety (Lethbridge and Brooks)	Agriculture and Forestry
Highway 1, Medicine Hat Intersection Improvements at Hwy 1 and 3 (Intersection Improvement)	Transportation
Highway 1, Interchange Upgrade at Hwy 1 and 22 (Interchange Upgrading)	Transportation
Highway 2, Balzac Interchange Replacement (Interchange Upgrading)	Transportation
Highway 2, Interchange at Cardiff Road, S of Morinville (Interchange - Grade, Base, Paving)	Transportation
Highway 3, Hwy 2 – E of Hwy 2 (realignment within Fort Macleod)	Transportation
Highway 3, Rock Creek Culvert on Highway 3, wildlife underpass (BF84165-1)	Transportation
Highway 3, Coleman Bypass	Transportation
Highway 22, Bridge Widening and Priddis Intersection Improvement, E of Fish Creek to W of Fish Creek (Passing/Climbing Lane)	Transportation
Highway 26, Camrose - Hwy 834 (Widening)	Transportation
Highway 28, Construct Roundabout, W of Waskatenau (Intersection Improvement)	Transportation
Highway 40, S of Wapiti River – City of Grande Prairie Corporate Limits (Twinning – Grade, Base, Stage Paving)	Transportation
Highway 60, Capital Improvements, Over CNR (new railway overpass) N of Hwy 16A to S of Hwy 16 (Acheson)	Transportation
Highway 61, E of Etzikom to W of Orion (Widening)	Transportation
Highway 566, Construct Roundabout, Range Road 11 near Balzac	Transportation
Highway 567, High Load Staging Area, 4 km W of Hwy 22 (Safety Rest Area)	Transportation
Highway 817, Hwy 24 – Hwy 901 (Reconstruct / Re-Alignment)	Transportation

 Highway 881, Safety and Roadway Improvements at various locations – passing and climbing lanes, truck staging areas, improved rest areas, and intersection improvements at various locations (Passing / Climbing Lane)

Transportation
Hinton Training Centre Renovation and Expansion	Agriculture and Forestry
Holy Spirit Roman Catholic Separate Regional Division No. 4; New Elementary School, West Lethbridge	Education
Horizon School Division No. 67: Erle Rivers High School – Modernization/Replacement Construction in Milk River	Education
Housing for Homeless Families – Permanent Supportive Housing (Calgary)	Community and Social Services
Innovation Infrastructure Systems New Equipment	Economic Development & Trade
Inpatient Unit Fit-Outs, Chinook Regional Hospital (Lethbridge)	Health

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50             CAPITAL PLAN  •  FISCAL PLAN 2017–20

Unfunded Capital Projects (as of March 16, 2017), continued

Infrastructure Project Name	Department
Jubilee Auditoria Back of House Upgrades (Edmonton & Calgary)	Culture and Tourism
Justice System Technology Renewal Various Locations	Justice and Solicitor General
Lakeland College – Trades building	Advanced Education
Lakeland Roman Catholic Separate School District No. 150: Holy Family Catholic School Replacement in Waskatenau	Education
Lethbridge School District No. 51 (3040): New South Lethbridge Elementary School – Construction	Education
Living Waters Catholic Regional Division No. 42 (0047): New Elementary School in Whitecourt	Education
Livingstone Range School Division No. 68; J.T. Foster Modernization in Nanton	Education
Medicine Hat School District No. 76: Connaught School Modernization	Education
Northern Gateway Regional Division No. 10; Valleyview Solution – Replacement	Education
Northern Lakes College – Community Learning Centres Project Phase 1	Advanced Education
Palliser Regional Division No. 26 (2255): Baron School Modernization	Education
Parks Demand Driven Expansion Program	Environment and Parks
Peace Wapiti School Division No. 76; New K–8 School In Heritage Heights or Flying Shot Lake Replacement In the County of Grande Prairie	Education
Permanent Supportive Housing (Grande Prairie)	Community and Social Services
Permanent Supportive Housing (Lethbridge)	Community and Social Services
Peter Lougheed Centre, Emergency Department and Laboratory	Health
Portage College Cold Lake Expansion	Advanced Education
Prairie Land Regional Division No. 25 (1115): Altario Building Envelope & Mechanical Upgrade	Education
Prairie Land Regional Division No. 25 (1115): Youngstown Building Envelope Upgrade	Education
Prairie Land Regional Division No. 25: Delia Replacement	Education
Prairie Rose Regional Division No. 8 (0195): Burdett School Modernization & Addition	Education
Provincial Archives of Alberta – Vault & Public Spaces Expansion	Culture and Tourism
Provincial Sterile Instrument / Medical Device Reprocessing Upgrades Phase 1	Health
Raven Brood Trout Station	Environment and Parks
Ray Gibbon Drive	Transportation
Rocky View School Division No. 41: New K-9 School in Chestermere	Education
Rotary/Mattamy Greenway Project, Calgary, Expansion	Culture and Tourism
Security Upgrades Calgary Young Offender Centre (CYOC) – Retrofit	Justice and Solicitor General
St. Albert Public School District No. 5565: New High School Space Solution	Education
St. Paul Education Regional Division No. 1 (2185): École Mallaig Community School Modernization	Education
St. Thomas Aquinas Roman Catholic Separate Regional Divsn No. 38; Father Lacombe Catholic School Modernization	Education
Strategic Land Purchase for Future Edmonton Law Courts Expansion	Justice and Solicitor General
The Southern Francophone Education Region No. 4 (0284): New K–6 Francophone School in Airdrie	Education
The Southern Francophone Education Region No. 4; New School in Brooks	Education
Trans Canada Trail – Alberta	Culture and Tourism
University of Alberta Heating Plant – Turbine Generator #3	Advanced Education
University of Calgary – Haskayne School of Business Advanced Learning Centre	Advanced Education
University of Calgary – Science A Redevelopment – Phase 2	Advanced Education
University of Calgary Life and Environmental Sciences Resource Centre	Advanced Education
VIVO Centre for Healthier Generations – Calgary Expansion	Culture and Tourism
William Watson Lodge Rehabilitation	Environment and Parks
Winspear Centre – Extension	Culture and Tourism
Wolf Creek School Division No. 72 (0054): Iron Ridge Elementary Campus Modernization and Right-Sizing in Blackfalds	Education
Wolf Creek School Division No. 72; Rimbey Junior Senior High School Modernization	Education

FISCAL PLAN 2017–20  •  CAPITAL PLAN            51

BLANK PAGE

Government of Alberta

FISCAL PLAN

CLIMATE LEADERSHIP PLAN

54             CLIMATE LEADERSHIP PLAN  •  FISCAL PLAN 2017–20

CLIMATE LEADERSHIP PLAN

CLIMATE LEADERSHIP PLAN OVERVIEW

The Climate Leadership Plan (CLP) is a made-in-Alberta strategy to lower emissions, ensure Alberta’s resources are developed responsibly and create new opportunities to diversify the economy into renewable energy.

Key aspects of the Climate Leadership Plan include:

 ∎    Phasing out pollution from coal-generated electricity by 2030;

 ∎    Tripling renewable energy to supply 30% of generation by 2030;

 ∎    Reducing emissions from the oil and gas sector;

 ∎    Creating Energy Efficiency Alberta to deliver cost saving programs; and

 ∎    Implementing an economy-wide price on carbon.

CLIMATE LEADERSHIP FUNDING

Over the next three years, $5.4 billion in gross carbon pricing revenue will be fully reinvested in efforts to save energy, create opportunities to diversify Alberta’s economy and to help households, businesses and communities adjust to the carbon price and reduce emissions. CLP budget details are provided on page 61.

◀ All carbon pricing revenue is recycled to fund emissions reductions, economic diversification and adjustments to the carbon price.

Climate Leadership Funding
(millions of dollars)
3-Year Total Funding: $5.4 Billion
Other Initiatives a
$998
19%
Capital (Green
Infrastructure)
$1,274
24%
Coal Phase-Out
Agreements
$291
5%
Indigenous
Communities
$151
3%
Energy Efficiency
$566
11%
Household
Rebates
$1,510
28%
Small Business
Tax Reduction
$565
10%
a Revenue recycling into bioenergy, renewable energy, innovation and technology, coal community transition and other Climate Leadership Plan implementation initiatives.

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▶ Household rebates offset typical costs while maintaining incentives to reduce emissions.

HOUSEHOLD REBATES AND CARBON COSTS

The Alberta Climate Leadership Adjustment Rebate will provide $1.5 billion over three years to low and middle income households to offset typical carbon levy costs. The rebate is granted based on household income, not fuel consumption, so all households still have an incentive to reduce fuel use. The rebate is not taxable and does not affect benefits received from other income-tested provincial programs. An estimated 60% of Alberta households will get a full rebate, while additional households will receive a partial rebate. In January 2017, $138 million in rebates were provided to over 1.1 million households. The next quarterly payment to eligible households will be provided in April 2017.

Net household carbon levy costs will depend on income and consumption. For example, a couple with two children, annual income of $80,000 and monthly consumption of 265 litres of gasoline and 10 gigajoules of natural gas would face total estimated direct and indirect costs of $340 in 2017 and $510 in 2018. This family would qualify for rebates of $360 for 2017 and $540 for 2018, more than offsetting these costs. Albertans can estimate their household carbon levy costs, rebate eligibility and timing of the rebate payments through the Government of Alberta’s online calculator: www.alberta.ca/calculate-carbon-levy-rebate-and-costs.aspx.

Rebate Income Parameters

Rebate Amounts and Income Thresholds by Family Type and Year

	2017	2018
Rebate Amounts (annual)
First adult	$200	$300
Spouse/Equivalent to spouse[a]	$100	$150
Each child (maximum 4)	$30	$45
Maximum Income to Receive Full Rebate (Family Net Income)
Single	$47,500	$47,500
Couple or Family	$95,000	$95,000
Phase-Out Rates (% Reduction Per Additional $ Income)
Single	2.67%	2.67%
Couple	4.00%	4.00%

[a]  Equivalent to spouse includes common-law partner as reported on income tax forms, or first child in single-parent households.

SMALL BUSINESS TAX RATE REDUCTION

As of January 1, 2017, the small business tax rate was reduced from 3% to 2% to help small businesses adjust to the carbon levy. With this change, Alberta is aligned with Saskatchewan and British Columbia for the second lowest provincial small business rate. This tax reduction will be worth an estimated $565 million to small business owners over three years.

GREEN INFRASTRUCTURE

Budget 2017 provides $1.3 billion over three years through a combination of grants and capital investments for green infrastructure projects; such as transit projects, municipal infrastructure and upgrades to schools and hospitals. This funding will reduce emissions and future energy costs.

56             CLIMATE LEADERSHIP PLAN  •  FISCAL PLAN 2017–20

ENERGY EFFICIENCY

Budget 2017 allocates $566 million over three years to support energy efficiency and small scale renewable energy projects. Programs are in place for farms, schools, municipalities and Indigenous communities. Energy Efficiency Alberta was created in 2016 as a Crown agency tasked with investing in lowering the energy use and energy bills of Albertans, as well as developing on-site renewable energy. Starting in 2017-18, the agency will deliver programs including the Residential No-Charge Energy Savings Program; the Residential Retail Products Program; the Business, Non-Profit and Institutional Energy Savings Program; and the Residential and Commercial Solar Rebate Program.

PHASING OUT COAL POLLUTION

In support of Alberta’s transition to a stable, reliable and cleaner electricity system, the CLP commits to phasing out all coal-fired electricity pollution by 2030. This will be achieved, in part, by increasing electricity generated from renewable sources to 30% by 2030, while also allowing existing coal units to convert to natural gas where viable and creating a market for private investment in new lower emission generation, such as cogeneration and clean-burning natural gas.

Alberta has elected to provide transition payments, funded by carbon pricing revenues, to the owners of the six coal units which were originally slated to operate beyond 2030. The payments promote investor confidence and encourage these companies to continue to participate in Alberta’s transition to lower carbon emitting sources of electricity. At less than $10 per tonne, the payments achieve low-cost emissions reductions. In 2016-17, an expense and liability of $1.1 billion was recorded for the agreements (present value of $97 million per year for 14 years). From 2017-18 onwards, a portion of the annual $97 million payment reduces the liability balance and the remainder is a current year expense.

Coal Transition

Coal Transition Payment Liability

(millions of dollars)	2016-17 Forecast	2017-18 Estimate	2018-19 Target	2019-20 Target	3-Year Total
Opening Balance	-	1,132	1,067	1,000
Liability Recognized	1,132	-	-	-	-
Pay Down of Liability	-	(65)	(67)	(69)	(201)
Current Year Expense	-	(32)	(30)	(28)	(90)
Subtotal Current Year Funding	-	(97)	(97)	(97)	(291)
Closing Liability Balance	1,132	1,067	1,000	931

OTHER CLIMATE LEADERSHIP INITIATIVES

Budget 2017 provides $1 billion over three years for other CLP initiatives, including support for renewables; innovation and technology; and adjustment funding for coal communities and Alberta’s most trade-exposed businesses.

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The first phase of the Renewable Electricity Program, a competitive auction for 400 megawatts of renewable capacity, will begin in March 2017, with projects to be in service by 2019. The program is anticipated to add 5,000 megawatts of renewable capacity to help meet the legislated target of 30% renewable electricity generation by 2030.

The Bioenergy Producer Program provides interim producer support of $40 million in 2016-17 and $20 million for 2017-18 while a long-term plan for a self-supporting bioenergy industry is developed.

The Climate Change Innovation Task Team report will help guide investment in initiatives under the Innovation and Technology Framework. Further investments via Emissions Reduction Alberta will ensure innovation supports continued reductions in industrial emissions.

Budget 2017 provides $151 million over three years to help Indigenous communities reduce energy costs, lower emissions and create job opportunities in renewable energy. The government is also committed to working with communities and workers to support the transition towards the phase-out of coal power emissions.

ECONOMIC ANALYSIS

The CLP will provide a number of economic and social benefits, including low-cost emissions reductions, better health outcomes, improved cost and regulatory certainty for industry, greater market access and the development of new technologies.

The CLP played a key role in the federal approval of two new energy infrastructure projects – The Trans Mountain Expansion (TMX) and Enbridge Line 3 pipelines. TMX provides access to tidewater, allowing Alberta’s oil sands industry to receive higher returns, while Line 3 adds critical capacity to current markets. These projects are estimated to lift Alberta’s real GDP by about 1.5% by 2022 relative to a scenario without additional pipelines (see Economic Outlook page 75). The benefits of improved pipeline access and CLP funding are expected to more than offset the economic costs of carbon pricing over this period, for a net positive impact on real GDP of about 1% by 2022.

Even without additional market access, the CLP would have provided a net economic benefit over the alternative, which is a federally imposed carbon price. Without the CLP, a federal carbon price would come into effect in 2018, and is unlikely to provide the same protection to trade-exposed sectors.

EMISSIONS IMPACTS

Prior to the CLP, Alberta’s emissions were forecast to grow for decades to come. Emissions are now expected to peak in the early 2020s. The CLP is designed to achieve measurable, cost-effective emissions reductions across the provincial economy. The CLP ensures the province is on track, at minimum, to achieve estimated emissions reductions laid out by Alberta’s Climate Change Advisory panel – that is, 20 million tonnes (Mt) by 2020 and 50 Mt by 2030.

58             CLIMATE LEADERSHIP PLAN  •  FISCAL PLAN 2017–20

Many of the actions and targets under the Plan are stronger than what was outlined in the Panel’s recommendations. This includes significant investment in improving energy efficiency throughout the province, reducing methane emissions in the oil and gas sector to 45% below 2014 levels by 2025 and capping oil sands emissions. The cumulative actions of Alberta’s carbon pricing scheme, coupled with transitioning to a cleaner electricity system and long-term investment of carbon pricing revenue, will generate additional emissions reductions.

CARBON PRICING

An economy-wide price on carbon is widely agreed to be the most efficient and cost-effective way to reduce greenhouse gas emissions, encouraging people and organizations to find the best options for both reducing emissions and costs. A national carbon price is being developed by the federal government, recognizing provincial pricing programs already in place. Alberta designed and implemented a pricing plan tailored to our unique economy that balances broad emissions coverage with measures to protect vulnerable people and trade-exposed sectors.

The carbon pricing system has two components:

∎  A carbon levy on heating and transport fuels, starting at $20 per tonne of carbon dioxide equivalent (CO2e) in 2017, rising to $30 in 2018; and

∎ The Specified Gas Emitters Regulation for large trade-exposed industry, with compliance options that include offsets and payments into the Climate Change and Emissions Management Fund at a $30 carbon price.

CARBON LEVY

Alberta’s carbon levy, implemented through the Climate Leadership Act (CLA) took effect January 1, 2017. The levy will generate $3.9 billion in gross revenue over the next three years, more than half of which will be recycled through the small business tax cut and household rebates. The remainder will be invested in programs that reduce emissions and diversify the economy.

The levy is paid by consumers of fuel in Alberta, with the rates determined by the emissions released when each fuel is combusted. Some specific fuels and uses are exempt from the carbon levy, as outlined in the CLA. Consumers do not pay the levy on electricity.

◀ Alberta’s unique carbon pricing approach drives low-cost emissions reductions.

Carbon Levy Revenue

Carbon Levy Revenue and Adjustment Funding

(millions of dollars)	2016-17 Forecast	2017-18 Estimate	2018-19 Target	2019-20 Target	3-Year Total
Gross Levy Revenue	230	1,038	1,396	1,416	3,850

Small Business Tax Reduction	(40)	(175)	(190)	(200)	(565)

Household Rebates	(90)	(410)	(550)	(550)	(1,510)
Levy Revenue Subtotal	100	453	656	666	1,775

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Carbon Levy Rates Major Fuels by Year

Type of Fuel	Carbon Levy Rate for 2017	Carbon Levy Rate for 2018

Diesel	5.35 ¢/L	8.03 ¢/L

Gasoline	4.49 ¢/L	6.73 ¢/L

Natural Gas	$1.011 /GJ	$1.517/GJ

Propane	3.08 ¢/L	4.62 ¢/L

LARGE INDUSTRIAL EMITTERS

▶ Alberta’s regulation encourages industry to reduce emissions without scaling back activity.

Alberta facilities that emit more than 100,000 tonnes of CO2e per year, including electricity producers, are subject to the Specified Gas Emitters Regulation (SGER) rather than the carbon levy. These facilities account for about half of Alberta’s emissions, and include Alberta’s largest trade-exposed facilities, such as oil and gas and industrial manufacturing facilities. The SGER requires emissions reductions per unit output, relative to each facility’s historic performance. Facilities that do not meet their emissions targets directly can comply by submitting carbon credits or paying into the Climate Change and Emissions Management Fund (CCEMF). The CCEMF price increased from $15 per tonne to $20 in 2016 and $30 in 2017. Funds accumulated in the CCEMF will be fully recycled over time into emissions reductions and climate change adaptation initiatives in Alberta.

Starting in 2018, facility-specific SGER targets will be replaced by an output based allocation approach using product level standards. This approach is intended to be advantageous for top performing facilities, such as the most efficient gas-fired electricity generation. The shift will encourage the deployment of best-in-class technology in each sector, support investment, drive emissions reductions and maintain industry competitiveness. Consultation on this transition is ongoing.

Large Emitters Revenue

Climate Change and Emissions Management Fund

(millions of dollars)	2016-17 Forecast	2017-18 Estimate	2018-19 Target	2019-20 Target	3-Year Total

Opening Balance	369	422	403	317

Revenue	203[a]	196	597	519	1,312

CLP Funding	(150)	(215)	(683)	(521)	(1,419)
Balance at Year End	422	403	317	315

[a] Includes $3 million of investment revenue.

60             CLIMATE LEADERSHIP PLAN   •  FISCAL PLAN 2017–20

Climate Leadership Plan Budget Details

Carbon Pricing Revenue and Recycling
(millions of dollars)
	2016-17 Forecast	2017-18 Estimate	2018-19 Target	2019-20 Target	3-Year Total

Sources of Funding

CCEMF – Facility Compliance Payments	200	196	597	519	1,312

CCEMF – Investment Income	3	-	-	-	-

Carbon Levy	230	1,038	1,396	1,416	3,850
Total Sources of Funding	433	1,234	1,993	1,935	5,162

Allocations of Funding

Small Business Tax Reduction	40	175	190	200	565

Household Rebates	90	410	550	550	1,510

Energy Efficiency	10	187	237	142	566

Indigenous Communities	5	41	55	55	151

Coal Phase–Out Agreement	-	97	97	97	291

Other Initiatives (includes Renewables / Bioenergy,	144	198	522	278	998
Innovation and Technology, and Plan Implementation)

Capital Grants and Investment (Green Infrastructure)	4	214	445	615	1,274

Subtotal	293	1,323	2,097	1,937	5,357

Retained by / (Withdrawn from) the Carbon Levy Account	88	(70)	(18)	-	(88)

Retained by / (Withdrawn from) the CCEMF	53	(19)	(86)	(2)	(107)
Total Allocation of Funding	433	1,234	1,993	1,935	5,162
[a] See Coal Transition table on page 57.
Climate Change and Emissions Management Fund (CCEMF)[b]

Opening Balance	369	422	403	317

Retained by / (Withdrawn from) the CCEMF	53	(19)	(86)	(2)
Closing Balance	422	403	317	315
[b] The CCEMF is a separate restricted purpose fund. Fund balances are an asset.
Carbon Levy Account[c] (excluding liabilities related to Coal Phase-Out Agreements)

Opening Balance	-	88	18

Retained by / (Withdrawn from) the Carbon Levy Account	88	(70)
Closing Balance	88	18	-	-

[c]    An account internal to the Government of Alberta was established for the carbon levy to track and demonstrate compliance that revenue is being used for the purposes approved under legislation over multiple fiscal years. Annual surpluses and deficits factor into the calculation of the overall government’s annual surplus/(deficit).

Liabilities Related to Coal Phase-Out Agreements
Opening Balance	-	1,132	1,067	1,000
Coal Phase-Out Agreements – Liability Recognized	1,132	-	-	-

Coal Phase-Out Agreements – Pay Down of Liability	-	(65)	(67)	(69)
Closing Balance[d]	1,132	1,067	1,000	931
[d] Expense and liability of $1.1 billion were reported in the 2016-17 Third Quarter Fiscal Update and Economic Statement.

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BLANK PAGE

Government of Alberta

FISCAL PLAN

ECONOMIC OUTLOOK

∎

ANNEX

64             ECONOMIC OUTLOOK  •  FISCAL PLAN 2017–20

FISCAL PLAN 2017–20  •  ECONOMIC OUTLOOK            65

KEY ENERGY AND ECONOMIC ASSUMPTIONS

Fiscal Year Assumptions	2015-16 Actuals	2016-17 Estimates	2017-18	2018-19	2019-20
Crude Oil Prices[a]

WTI (US$/bbl)	45.00	48.00	55.00	59.00	68.00

Light-Heavy Differential (US$/bbl)	13.40	14.20	16.00	18.00	18.60

WCS @ Hardisty (Cdn$/bbl)	40.86	44.50	51.30	53.00	63.40

Natural Gas Price[a]

Alberta Reference Price (Cdn$/GJ)	2.21	2.15	2.90	2.90	3.00

Production

Conventional Crude Oil (000s barrels/day)	508	436	416	403	394

Raw Bitumen (000s barrels/day)	2,489	2,488	2,906	3,195	3,296

Natural Gas (billions of cubic feet/day)	4,255	4,188	4,094	4,026	3,966

Interest rates

3-month Canada Treasury Bills (%)	0.49	0.50	0.54	0.80	1.20

10-year Canada Bonds (%)	1.46	1.40	2.00	2.40	2.70

Exchange Rate (US¢/Cdn$)[a]	76.3	76.0	76.0	77.5	78.0

Calendar Year Assumptions	2015 Actuals	2016 Estimates	2017	2018	2019	2020
Gross Domestic Product

Nominal (billions of dollars)	326.4	309.1	325.3	343.0	364.1	385.3

% change	-12.5	-5.3	5.3	5.4	6.2	5.8

Real (billions of 2007 dollars)	310.6	301.9	309.6	316.5	324.2	332.2

% change	-3.6	-2.8	2.6	2.2	2.4	2.5

Other Indicators

Employment (thousands)	2,301	2263.8[b]	2,285	2,316	2,354	2,397

% change	1.2	-1.6[b]	0.9	1.4	1.6	1.8

Unemployment Rate (%)	6.0	8.1[b]	8.0	7.6	7.1	6.3

Average Weekly Earnings (% change)	-0.3	-2.4[b]	1.4	2.0	2.8	3.0

Primary Household Income (% change)	2.5	-3.5	1.8	3.5	4.3	4.4

Net Corporate Operating Surplus (% change)	-69.3	-35.1	66.4	35.9	29.9	21.9

Housing Starts (thousands of units)	37.3	24.5[b]	24.5	25.7	28.8	30.2

Alberta Consumer Price Index (% change)	1.1	1.1[b]	1.9	2.0	2.0	2.0

Retail Sales (% change)	-4.6	-1.6[b]	2.3	3.3	4.3	4.6

Population (thousands)	4,180	4,253[b]	4,306	4,367	4,430	4,492

% change	1.7	1.8[b]	1.3	1.4	1.4	1.4

Net Migration (thousands)	38.3	40.2[b]	21.2	29.1	31.0	31.8

a  Forecasts have been rounded

b  Actual

Fiscal Sensitivities to Key Assumptions, 2017–18a

(millions of dollars)

	Change	Net Impact (2017-18)	[a]	Sensitivities are based on current assumptions of prices and rates and show the effect for a full 12 month period. Sensitivities can vary significantly at different price and rate levels. The energy price sensitivities do not include the potential impact of price changes on the revenue from land lease sales.
Oil Price (WTI US$/bbl)	-$1.00	-310
Light-Heavy Oil Price Differential	+$1.00	-285
Natural Gas Price (Cdn$/GJ)	-10 Cents	-45
Exchange Rate (US¢/Cdn$)	+ 1 Cent	-215
Interest Rates	+1%	-230
Primary Household Income	-1%	-160

66             ECONOMIC OUTLOOK  •  FISCAL PLAN 2017–20

ECONOMIC OUTLOOK 2017–20

THE ROAD TO RECOVERY

Alberta’s economy will expand in 2017, with real GDP forecast to rise 2.6%. Activity is picking up in the province and many economic indicators are now rising (Chart 1), more than two years after oil prices began their descent. However, the recovery is expected to be moderate. The unprecedented decline in incomes during the downturn, particularly corporate profits, will continue to weigh on business investment and consumer spending. With oil prices rising gradually, but not expected to return to pre-recession levels, real GDP is forecast to remain below 2014 levels until 2019.

Exports will drive the return to growth this year. Completed oil sands projects in 2016 and 2017 will see production grow markedly and manufacturing output is also set to expand. The improvement in oil prices is expected to lift oil and gas drilling activity, while government capital spending will also contribute to growth. Rebuilding in Fort McMurray and the bounce back in oil production following last year’s wildfire-related disruptions are expected to add around 1% to real GDP growth this year.

As the economy transitions to the lower oil price environment, several factors will help smooth the adjustment. Business costs in the province have moderated and a lower Canadian dollar will continue to support exports. A return to employment growth and slower labour force expansion are expected to facilitate a steady decline in the unemployment rate. Increased infrastructure spending is expected to boost activity and improve productivity. Alberta’s population growth, while slowing, is forecast to expand at a faster pace than the Canadian average, supporting consumer spending and housing. Moreover, despite only a moderate recovery, overall incomes and private investment are expected to remain higher than in other provinces.

Chart 1: Alberta beginning to recover
Year-Over-Year Change in the Alberta Activity Index and Real GDP
Real GDP Alberta Activity Index(%)
10 8 6 4 2 0 -2 -4 -6 -8 -10
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016e 2017f 2018f 2019f 2020f
Sources: Statistics Canada and Alberta Treasury Board and Finance, e-estimate, f-forecast
Alberta has started to emerge from one of its worst recessions, caused by the steepest and most prolonged oil price shock in Canadian history. The Alberta Activity Index (AAX)* indicates that the economy has entered recovery mode.
*Developed by Alberta Treasury Board and Finance, the AAX tracks economic activity closely. It is a weighted average of nine monthly indicators (employment, average weekly earnings, retail trade, wholesale trade, manufacturing, new truck sales, housing starts, rigs drilling, oil production).

FISCAL PLAN 2017–20  •  ECONOMIC OUTLOOK            67

GLOBAL ECONOMY

The global economy is on a more solid footing to start 2017. Growth will be driven by a steady expansion in the US and China and a retreat from recession for Russia and some Latin American economies.The oversupply of oil is beginning to unwind, helped by reduced US production in 2016 and a commitment from OPEC to cut output this year. These factors are key to a sustained recovery in Alberta’s export- and commodity -driven economy.

SURPRISING STABILITY AMIDST UNCERTAINTY

After a shaky start to 2016, the world economy improved in the second half of the year. Momentum is expected to carry forward into 2017 and beyond, with global real GDP growth forecast to be around 3.5%. Markets have largely shrugged off the elevated policy uncertainty caused by outcomes in the US election and the Brexit vote, with market measures of volatility at historic lows.

Despite being hit by a number of disruptive shocks over the past five years, global real GDP growth has been remarkably stable between 3.0 and 3.5% (Chart 2). While weak compared to the 2003-07 period, a slowing China and the effects of population aging in the West make it unrealistic to expect growth to return to those levels. This has important ramifications for Alberta, since it reduces the probability of another demand-fueled commodity price boom.

US ECONOMY RETURNS TO FULL EMPLOYMENT

For the first time in almost a decade, the US economy is operating at capacity and is projected to expand at its long-run growth rate of around 2.5%. With low unemployment and accelerating wage growth (Chart 3), consumer confidence has risen to the highest level since 2007. This will help fuel growth in household consumption and ensure continued expansion in the housing sector. Business investment disappointed in 2015 and 2016, due to a larger

Chart 2: Global growth unlikely to reach recent highs
Contribution to Average Annual Real GDP Growth
International forecasters have lowered their expectations for global growth.
Advanced Economies
Emerging Markets
Global Real GDP Growth
(percentage
points) 6 5 4 3 2 1 0 -1 -2
1983-1987 1988-1992 1993-1997 1998-2002 2003-2007 2008-2009 2010-2011 2012-2013 2014-2015 2016e-2017f
Sources: International Monetary Fund and Alberta Treasury Board and Finance calculations, e- estimate, f-forecast

68             ECONOMIC OUTLOOK  •  FISCAL PLAN 2017–20

than expected drag from the oil and gas industry. Going forward, capital spending should pick up in line with the broader improvement in economic activity and oil prices. Though markets have continued to improve since the election, there is elevated uncertainty about the direction policy will take.

Improving labour market conditions in the US have enabled the US Federal Reserve to begin tightening monetary policy, but it is expected to proceed gradually with further interest rate hikes. Both the US economy and global financial markets have reacted negatively in the past when the Federal Reserve has tried to move too quickly. On a trade-weighted basis, the US dollar is at the highest level in over a decade. This has made it harder for US exporters to compete against foreign firms with weaker currencies.

EMERGING MARKETS KEY FOR OIL DEMAND

Emerging market economies (EME) are the main source of growth in demand for commodities, making them particularly important for Alberta. EME growth is expected to rise in 2017, mostly because higher commodity prices will enable Brazil and Russia to exit recession. Although China remains a driver for the global economy, Chinese growth is expected to continue to ease as the pace of investment transitions to more stable levels. Growth in India is expected to outpace China, as it did for most of 2016, notwithstanding any additional impacts from last year’s currency reforms.

Growth in advanced economies will benefit emerging markets, but it also poses financial risks. Higher bond yields in advanced economies have prompted capital outflows from emerging markets and a stronger US dollar increases debt burdens on those EMEs that rely on US dollar -denominated debt.

Chart 3: US labour market tightening
US Unemployment Rate and Change in Hourly Wages
Unemployment Rate (Left)
Year-Over-Year Change in Average Hourly Wages (Right)
(%) 10 9 8 7 6 5 4 3 2 1 0
(%) 4.0 3.5 3.0 2.5 2.0 1.5 1.0 0.5 0.0
2008 2009 2010 2011 2012 2013 2014 2015 2016
Source: US Bureau of Labor Statistics
US labour market tightening will lead to continued wage appreciation. Household consumption will be a driver of the US economy as it strengthens in 2017

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OIL MARKET RETURNING TO BALANCE

The global oil market has started returning to balance. US oil production fell by over 1 million barrels per day (bpd) between April 2015 and September 2016 due to the sharp contraction in US drilling activity. In addition, OPEC pledged to cut 1.2 million bpd of production in the first half of 2017. The commitment is conditional on a 600,000 bpd cut from non-OPEC producers like Russia. Early signs in 2017 suggest compliance by OPEC members will be high; however, it remains to be seen whether these countries, many of whom are under substantial fiscal pressure, can maintain their commitments. Assuming close to full commitment and annual demand growth of about 1.4 million bpd, the market should return to balance by the middle of 2017 (Chart 4).

A key determinant of the oil price outlook is the supply reaction of US producers to higher prices. Improvements in drilling techniques and technology have lowered breakeven prices for US producers. Since prices firmed above US$50/bbl, US drilling activity has picked up. This is expected to keep prices contained as elevated global inventories gradually unwind. West Texas Intermediate (WTI), the North American benchmark oil price, is forecast to average $US55/bbl in 2017-18.

Chart 4: Crude oil inventories start to unwind
Global Crude Oil Supply and Demand Balance
The oil market is expected to rebalance towards the middle of 2017 as record high inventories decline.
Implied Stock Change and Balance (Right)
World Consumption (Left)
World production (Left) (MMbpd)
102 100 98 96 94 92 90 88 86 84
(MMbpd)
Forecast 6 5 4 3 2 1 0 -1 -2 -3
2012-Q1 2012-Q3 2013-Q1 2013-Q3 2014-Q1 2014-Q3 2015-Q1 2015-Q3 2016-Q1 2016-Q3 2017-Q1 2017-Q3 2018-Q1 2018-Q3
Sources: US Energy Information Administration and Alberta Energy

Over the medium term, it is expected that additional production from other more expensive sources will be required to meet demand, which has been increasing steadily by 1.0-1.5 million bpd annually. WTI is forecast to rise to US$68/bbl by 2019-20 to keep pace (Chart 5), but will remain well below price levels seen in recent years.

70             ECONOMIC OUTLOOK  •  FISCAL PLAN 2017–20

CANADIAN ECONOMY

Economic growth in Canada is expected to improve from weak to modest, rising from 1.4% in 2016 to 2.0% in 2017. This improvement is mostly due to diminishing headwinds from the oil and gas sector as energy investment stabilizes (Chart 6). Residential investment had helped offset some of the declines in oil and gas investment in 2015 and 2016 as its share of the Canadian economy rose to the highest level in over 30 years. However, policy changes aimed at tightening mortgage rules to curb demand and rein in escalating house prices in Toronto and Vancouver will likely dampen investment going forward. Reduced residential investment will be partly offset by increased public spending on infrastructure.

Chart 5: Oil prices to gradually improve West Texas Intermediate
(US$/bbl) WTI Fiscal Year Average 120 100 80 60 40 20 0
Jan-12 Jul-12 Jan-13 Jul-13 Jan-14 Jul-14 Jan-15 Jul-15 Jan-16 Jul-16 Jan-17 Jul-17f Jan-18f Jul-18f Jan-19f Jul-19f Jan-20f
Sources: Wall Street Journal and Alberta Energy, f-forecast
Oil prices are expected to improve as inventories decline and demand grows at a steady pace, but remain well-below levels seen in recent years.
Chart 6: Oil and gas industry no longer subtracting from growth
Contribution to Year-Over-Year Change in Canadian Real GDP
(percentage points)
6 5 4 3 2 1 0 -1 -2 -3
Feb-14 Apr-14 Jun-14 Aug-14 Oct-14 Dec-14
Feb-15 Apr-15 Jun-15 Aug-15 Oct-15 Dec-15
Feb-16 Apr-16 Jun-16 Aug-16 Oct-16 Dec-16
Services Industries
Non-Oil and Gas Goods Industries
Oil and Gas Related Goods Industries*
Real GDP by Industry
Sources: Statistics Canada and Treasury Board and Finance calculations
* Oil and gas extraction, support services for mining, oil and gas engineering construction
The Canadian economy is expected to improve as the energy sector picks up

FISCAL PLAN 2017–20  •  ECONOMIC OUTLOOK            71

Over the medium term, the Canadian economy is expected to expand close to 2.0%. With investment taking a back seat, growth will be largely driven by household consumption. Energy exports will also be an important source of growth as oil production in Alberta continues to expand. Non-energy exports should improve after growth stalled at the end of 2016, due in part to the substantial appreciation of the Loonie against most of Canada’s major trading partners over the course of 2016 (Chart 7). Additional investment in capacity is needed to increase production gains and improve productivity, however, particularly in the manufacturing sector. Some exporters are likely to proceed cautiously with new investment due to uncertainty around US trade policy.

Modest economic growth and subdued inflation should deter the Bank of Canada from raising interest rates in 2017. Despite monetary policy diverging from the US, the Canadian dollar is expected to appreciate gradually along with oil prices, from US¢76.0/Cdn$ in 2017-18 to US¢78.0/Cdn$ in 2019-20.

Chart 7: Loonie depreciates on US dollar strength
Canadian-Dollar Effective Exchange Rate Index*
Although the Canadian dollar has weakened against the US dollar, it has remained strong compared with other currencies.
(1992=100)
130 125 120 115 110 105 100 95 90 85 80
Feb-14 Apr-14 Jun-14 Aug-14 Oct-14 Dec-14
Feb-15 Apr-15 Jun-15 Aug-15 Oct-15 Dec-15
Feb-16 Apr-16 Jun-16 Aug-16 Oct-16 Dec-16 Feb-17
CERI CERI (excluding US)
Source: Bank of Canada
* CERI is a weighted average of Canadian dollar exchange rates against currencies of Canada’s major trading partners.

72             ECONOMIC OUTLOOK  •  FISCAL PLAN 2017–20

ALBERTA ECONOMY

After a two-year recession, the Alberta economy will begin to expand in 2017, growing 2.6%. Growth will be driven by rising exports, along with reconstruction efforts in Fort McMurray and public sector capital spending. This will lead to renewed employment and earnings growth. However, with the steep decline in economic activity and incomes in the province over the past two years and the weak outlook for oil prices, the recovery will be longer than in past recessions. Subdued income growth will keep household consumption in check and business expansion plans constrained. Real GDP is not forecast to return to its previous peak until 2019.

EXPORTS DRIVE ECONOMIC RECOVERY

Alberta’s economic recovery will be spearheaded by exports, supported by production growth in several sectors, rising oil prices and a lower Canadian dollar. Real exports are expected to expand by 4.6% in 2017 while imports remain muted due to weak domestic demand. As a result, trade is expected to add 1.8 percentage points to real GDP growth in 2017 (Chart 8). The contribution of trade will diminish over the medium term as export growth slows, while household and business spending pick up.

A surge in oil sands output will drive exports. Two major mining projects, the Suncor Fort Hills and CNRL Horizon Phase 3, are expected to come online this year, in addition to several other projects. Overall, more than 600,000 barrels per day (bpd) of new production is expected to lift real oil exports by 16% over the next two years. Growth in 2017 will also be buoyed by a return of production that was deferred because of the Wood Buffalo wildfires. Production growth is forecast to slow starting in 2019 as the last of the projects initiated prior to the downturn are completed, with an additional 150,000 bpd of production capacity added by 2020. The ramp up in oil production

Chart 8: Demand recovering
Contribution to Change in Alberta Real GDP by Expenditure (percentage points) Exports
Imports Total Domestic Demand* Real GDP 15 10 5 0 -5 -10 2010 2011 2012
2013 2014 2015 2016e 2017f 2018f 2019f 2020f

Alberta’s recovery will be fueled by exports in 2017.

Sources: Statistics Canada and Alberta Treasury Board and Finance, e-estimate, f-forecast
* Includes total household, business and government spending

FISCAL PLAN 2017–20  •  ECONOMIC OUTLOOK            73

over the next three years reinforces the need to expand pipeline infrastructure. Although many companies have invested in crude-by-rail facilities, pipeline access remains critical in a lower oil price environment. The Enbridge Line 3 and Kinder Morgan Trans Mountain Expansion projects, recently approved by the Federal Government, will play a critical role in easing pipeline constraints and supporting industry growth and royalties (Box 1).

Alberta real manufacturing exports are expected to grow between 3.6 and 4.0% annually over the forecast period. Machinery and equipment manufacturing, which primarily serves the energy sector, will benefit from increased drilling activity in the US. The Sturgeon Refinery is slated to come online in 2017 and the Joffre polyethylene plant expansion began operations at the end of 2016, which will increase chemical and refining product manufacturing. In addition, food manufacturing, which has been a bright spot in Alberta’s economy (Chart 9), is forecast to continue expanding. Additional processing capacity from the expected re-opening of the Harmony Beef plant in late 2017 and construction of the Cavendish Farms potato processing plant, facilitated by government infrastructure support, will boost exports over the forecast period.

In the service sector, exports will benefit from rising oil prices and a lower Canadian dollar. As global energy sector investment picks up, there will be higher demand for Alberta’s engineering and technical expertise. The province should receive an additional boost from tourism in 2017, as free national park entry in celebration of Canada’s 150th anniversary is expected to attract record visitors to the province, both from elsewhere in Canada and abroad.

MIXED RESULTS FOR OTHER TRADE SECTORS

The outlook for other trade-driven sectors is mixed over the forecast period. The forestry sector outlook is positive as North American lumber demand

Chart 9: Agriculture shipments on the rise Alberta Agri-Foods Exports
The proportion of value-added food processing is increasing in Alberta’s agri-food sector and supporting export growth.
($billion) 12 10 8 6 4 2 0 Value Added Products Primary Commodities
10-Year Average 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 Sources: Statistics Canada and Alberta Agriculture and Forestry

74             ECONOMIC OUTLOOK  •  FISCAL PLAN 2017–20

is anticipated to grow, but the 2015 expiration of the latest Softwood Lumber Agreement between the US and Canada could provide significant headwinds for Alberta producers. In the agriculture sector, grain and livestock prices are expected to soften in 2017, although grain exports will be helped by productivity gains in recent years.

BOX 1: IMPORTANCE OF PIPELINE ACCESS
Alberta bitumen is priced at a discount to WTI because of the lower quality of heavy oil and the cost of transporting it to market. This discount is measured through the light-heavy (L/H) differential. Without sufficient pipeline access, oil sands producers incur higher transportation costs shipping their crude by rail, which is an estimated US$2-7/bbl more expensive than by pipeline. This widens the L/H differential and reduces the return, or industry “netback”, that Alberta producers receive.
Given the production profile of the oil sands, without additional pipeline access, it is expected that there will not be enough pipeline capacity to accommodate Alberta’s oil sands production by early 2018 (Chart 10). The increased use of higher cost rail is forecast to widen the L/H differential from US$16.00/bbl in 2017-18 to around US$18.00/bbl in 2018-19. In addition, access to more lucrative heavy oil markets is necessary for Alberta producers to maximize revenue and increase investment. Currently there is limited pipeline capacity to the two largest heavy oil markets in the world, the US Gulf Coast and Asia.
The approval of the Line 3 replacement and the Trans Mountain Expansion is a critical step in improving market access for Alberta producers. Line 3 is expected to come online in 2020 and the Trans Mountain Expansion in 2021. Alberta Energy estimates that this will allow Alberta producers to receive $2-7 more per barrel compared to a scenario without additional pipeline access. Between 2017-22, this adds an additional $10 billion to oil investment. The higher investment would increase oil sands production capacity by 150,000 bpd by 2022, add around 1.5% to real GDP and lift average annual employment by 12,000 between 2017-22. Higher production and prices would boost royalty payments by $3-9 billion between 2017-22. Keystone XL, which still requires regulatory approval, would further enhance access to markets beyond 2022.
Chart 10: Pipeline access needed for oil sands production
Pipeline and Refinery Capacity and Western Canada Heavy Oil Production
(Mbpd)
4,000 3,500 3,000 2,500 2,000 1,500 1,000 500 0
2014 2015 2016e 2017f 2018f 2019f 2020f 2021f 2022f
Source: Alberta Energy, e-estimate, f-forecast
Total Western Canada Heavy Oil Production
Kinder Morgan Trans Mountain Expansion
Enbridge Line 3 Expansion + Clipper
Current Pipeline Capacity
Western Canada Refinery Capacity
Rail Commitment
Continued growth in oil sands production is expected to surpass pipeline capacity in 2018, leading to a wider differential before pipeline expansions come online in 2020.

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CONVENTIONAL INVESTMENT REBOUNDS

Drilling for oil and higher margin natural gas liquids (NGL), along with improving technology and techniques to raise well productivity, are expected to drive conventional oil and gas activity in the province. The number of rigs drilling began to rise in mid-2016 with the improvement in oil prices. By January 2017, rigs reached the highest level since early 2015. This recovery is expected to continue in 2017 and lift conventional investment by over 20%. With natural gas prices expected to remain low, averaging just below C$3/GJ over the next few years, drillers are expected to continue targeting NGL, whose prices are more closely tied to oil. Natural gas and NGL demand in Alberta will be bolstered by the oil sands sector and growth in petrochemical production and power generation.

The increase in conventional oil and gas drilling in 2017 is expected to lift overall energy investment by 4.9% in 2017 (Chart 11), before slowing to an average of 3.3% growth over the forecast period.

Chart 11: Energy investment stabilizing Alberta Energy Investment and Oil Production Conventional oil investment is responding to the improvement in oil prices, while oil sands investment is expected to fall again in 2017. Conventional Oil and Gas Investment (Left) Oil Sands Investment (Left) Production (Right) ($billion) 70 60 50 40 30 20 10 0 (Mbpd) 4,000 3,500 3,000 2,500 2,000 1,500 1,000 500 0 2009 2010 2011 2012 2013 2014 2015 2016e 2017f 2018f 2019f 2020f Sources: Statistics Canada and Alberta Treasury Board and Finance, e-estimate, f-forecast

SLOWING TRAJECTORY FOR OIL SANDS INVESTMENT

Oil sands investment is expected to remain weak this year before stabilizing in 2018 and then ramping up gradually. The last of the major construction projects that broke ground prior to 2015 will be completed by the end of 2018, while the plunge in oil prices over the past two years has curbed new investment. In addition, cost reductions mean that the amount of capital required to sustain current production and for new projects has declined. Oil sands operators are benefiting from lower labour costs, streamlined maintenance schedules and other efficiencies. Investment in the oil sands is expected to grow in 2019 and beyond as oil prices and pipeline access improve. Even with the modest growth, non-conventional investment in 2020 is expected to be less than half of what it was in 2014. In part, this reflects the leveling off of capital spending that was

76             ECONOMIC OUTLOOK  •  FISCAL PLAN 2017–20

already underway following the 2010-14 period, when spending more than tripled from 2009 levels.

MUTED OUTLOOK FOR CONSTRUCTION

Outside the energy sector, investment continues to be hampered by declining private sector construction spending. Industrial and commercial construction fell in 2016, with declines accelerating in the second half of the year. There are a number of major commercial and industrial projects that were recently completed or are nearing completion. In particular, the expansion of the Joffre polyethylene plant was completed in 2016 and construction in Edmonton’s Ice District is slowing with the completion of the arena and a nearby office tower. Building permits have fallen significantly since the end of 2015, suggesting there will be fewer projects breaking ground in 2017 (Chart 12). As a result, private investment outside of oil and gas is expected to decline by 5.8% in 2017.

Chart 12: Construction spending to recover over medium term Alberta Non-Oil and Gas Investment and Building Permits ($billion) Private Non-Energy Investment (Left) ($million) Non-Residential Building Permits (6-Month Moving Average; Right) 40 35 30 25 20 15 10 5 0 700 600 500 400 300 200 100 0 2010 2011 2012 2013 2014 2015 2016e 2017f 2018f 2019f 2020f Sources: Statistics Canada and Alberta Treasury Board and Finance, e-estimate, f-forecast Private sector construction activity is expected to slow in 2017 as large projects continue to wind down. This will be offset by higher government infrastructure spending.

Non-energy business investment is expected to return to growth in 2018 as the economic recovery takes root and business confidence increases. It is expected to grow 1.1% in 2018 and climb to over 6% by 2020. The Petrochemicals Diversification Program will help drive investment in petrochemical production capacity. Two projects, totalling almost $6 billion in investment, have already been approved under the program. Construction is expected to start in the next three years.

Increased infrastructure spending by the provincial government is expected to provide a boost to the economy. Additional spending in the Capital Plan, relative to the March 2015 Capital Plan, is estimated to increase annual employment by around 11,000 and annual real GDP by around 0.8% over the next three years.

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CORPORATE INCOME GROWTH RETURNS

With oil prices strengthening and producers sustaining cost reductions, corporate profits are expected to improve. Net corporate operating surplus, a measure of corporate profits and driver of corporate income tax revenues, is anticipated to grow over 60% in 2017 after an unprecedented decline over the past two years. This will boost nominal GDP, a broad measure of incomes, by over 5% this year (Chart 13). Over the medium term, as economic activity picks up, higher oil prices and efficiency measures implemented during the downturn to improve cost competitiveness will allow for continued profit growth. Nevertheless, net corporate operating surplus is not anticipated to return to pre-recession levels during the forecast period as oil prices remain below US$70/bbl through 2019-20.

Chart 13: Incomes to improve Contribution to Change in Alberta Nominal GDP but Income A return to corporate income growth will lift nominal GDP in 2017 (percentage points) 15 10 5 0 -5 -10 -15 -20 2010 2011 2012 2013 2014 2015 2016e 2017f 2018f 2019f 2020f Labour Income Net Operating Surplus* Other** GDP Sources: Statistics Canada and Alberta Treasury Board and Finance, e-estimate, f-forecast *Includes net operating surplus of corporations and net mixed income ** Includes consumption of fixed capital and taxes less subsidies

LABOUR MARKET TO RECOVER GRADUALLY

Employment in the province is expected to improve in 2017, carrying momentum from the second half of 2016. Following a decline of over 62,000 jobs from the September 2015 peak to the low in July 2016, the province added around 18,000 jobs by January. Growth was mainly driven by the resource sector as oil prices and drilling activity began to recover. With conventional oil and gas and manufacturing activity increasing this year, the goods sector is expected to drive the jobs recovery. Reconstruction efforts in Fort McMurray and ongoing government infrastructure spending are also expected to contribute. However, lower oil sands and private sector construction spending will limit the gains. Employment is expected to advance a modest 0.9% in 2017 and grow by 1.4% in 2018 (Chart 14), when the level of employment will surpass its previous peak.

78             ECONOMIC OUTLOOK  •  FISCAL PLAN 2017–20

Even as employment declined in 2016, people continued to join the labour force in Alberta. This caused the unemployment rate to rise to 8.1%. Although employment is expected to increase in 2017, the number of new entrants in the labour force will rise at almost the same pace. This will keep the unemployment rate elevated at 8.0% in 2017 (Chart 14). Beyond 2018, growth in employment is forecast to surpass labour force growth. As the participation rate declines towards a 35-year low due to population aging, the unemployment rate will fall steadily to 6.3% by 2020.

Chart 14: Unemployment rate to ease Alberta Labour Market Indicators The unemployment rate will fall gradually as employment grows faster than the labour force. (%) 9 8 7 6 5 4 3 2 1 0 -1 -2 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017f 2018f 2019f 2020f Unemployment Rate Labour Force* Growth Employment Growth Sources: Statistics Canada and Alberta Treasury Board and Finance, f-forecast * The number of people working or looking for work

EARNINGS REVERSE COURSE

A return to employment growth in the high-paying goods sector will have a positive impact on earnings in 2017. After falling for the second consecutive year, average weekly earnings (AWE) will grow 1.4% in 2017 before gradually accelerating to 3.0% by 2020. While this will keep Alberta’s wages above the national average, and likely the highest among provinces, it will take until 2018 before AWE returns to its 2014 peak. Similarly, after declining 3.5% in 2016, primary household income will grow at a modest rate of 1.8% in 2017 before improving over the medium term. Primary household income is a key driver of personal income taxes.

POPULATION GROWTH CONTINUES

Population dynamics in Alberta are shifting due to the slowdown in Alberta’s labour market. Although population growth remains above the national average, the pace of growth is slowing due to weaker migration. The number of Albertans leaving for opportunities in other provinces accelerated through 2016. This trend is expected to continue into 2017, with the net outflow of interprovincial migrants forecast to reach 11,000. However, natural increase and elevated international migration are expected to more than offset the

FISCAL PLAN 2017–20  •  ECONOMIC OUTLOOK            79

outflow to other provinces and drive population growth of 1.3% in 2017 (Chart 15). Immigration will total 42,000, supported by a strong national immigration target of 300,000.

Population growth is forecast to pick up from 1.3% in 2017 to 1.4% by 2020. Immigration is forecast to remain strong at above 35,000 annually through 2020, while natural increase will continue to provide a solid base for expansion due to Alberta’s young population. However, with slower economic growth over the forecast compared with the pre-recession period, net interprovincial migration is expected to make a relatively small contribution to growth.

Solid immigration has offset net outflows of migrants to other parts of Canada. Chart 15: Natural increase and immigration drive populations growth Change in the Alberta Population by Component (‘000) 140 120 100 80 60 40 20 0 -20 Natural Increase (Left) Net Interprovincial (Left) Net International (Left) Population Growth (Right) 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017f 2018f 2019f 2020f (%) 3.5 3.0 2.5 2.0 1.5 1.0 0.5 0.0 -0.5 Sources: Statistics Canada and Alberta Treasury Board and Finance, f-forecast

HOUSEHOLDS CONTINUE TO ADJUST

Slower population growth and limited employment gains are expected to limit growth in consumer spending this year. Household expenditures are forecast to grow a modest 2.8% (Chart 16), or 0.9% in real terms (adjusted for inflation). Growth in more discretionary spending on durables and semi-durables will be subdued as modest earnings growth keeps consumers cautious. In the housing market, the completion of projects started prior to the downturn led to record inventories of multi-unit builds in Calgary and Edmonton in 2016 (Chart 17), high rental vacancy rates and downward pressure on rents. This is expected to weigh on housing starts this year. Despite rebuilding efforts in Fort McMurray, starts are anticipated to be 24,500 in 2017, unchanged from 2016 levels.

80             ECONOMIC OUTLOOK  •  FISCAL PLAN 2017–20

Over the medium term, an expanding population, relatively low interest rates and Alberta’s high per capita income are expected to support housing and consumer spending. However, given the slower pace of the recovery, consumer spending growth will average 3.5%, about 1.5 percentage points less than the average over the previous 20 years. Housing starts are forecast to increase to around 30,000 by 2020.

Chart 16: Muted growth in consumer spending
Change in Nominal Alberta Household Consumption and Income
(%)
10 8 6 4 2 0 -2 -4 -6
Consumer Spending
Primary Household Income
2010 2011 2012 2013 2014 2015 2016e 2017f 2018f 2019f 2020f
Household spending is expected to remain subdued.
Sources: Statistics Canada and Alberta Treasury Board and Finance, e-estimate, f-forecast

Chart 17: Multi-unit inventories at record levels
Alberta Housing Starts, Edmonton/Calgary Unabsorbed New Homes
(units) 2,500 2,250 2,000 1,750 1,500 1,250 1,000 750 500 250 0
Housing Starts (Right)
Single Units (Left)
Multi-Units (Left)
2010 2011 2012 2013 2014 2015 2016 2017f 2018f 2019f 2020f
(units) 45,000 40,000 35,000 30,000 25,000 20,000 15,000 10,000 5,000 0
Rising multi-unit inventories will weigh on housing starts in 2017.
Sources: Canadian Mortgage and Housing Corporation and Alberta Treasury Board and Finance, f-forecast

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RISKS TO THE ECONOMIC OUTLOOK Given the Alberta economy’s high reliance on global trade and commodities, the outlook is subject to a number of risks:

∎

A reversal of OPEC’s policy to cut production, increased non-OPEC production (e.g. from US shale producers) and/or lower demand growth could put downward pressure on oil prices and weaken Alberta’s economic outlook. Conversely, extension of OPEC’s production cuts beyond the first half of 2017, a muted increase in non-OPEC production and/or acceleration of demand growth could put upward pressure on prices and strengthen the outlook.

∎	A move towards more protectionist trade policies by the US could trigger tariffs on Canadian goods and services, impacting Alberta’s terms of trade and negatively affecting the outlook.

∎	Slower population growth due to higher-than-expected out-migration would weigh on consumer spending and housing in the province.

∎

Canadian and Alberta households remain exposed to rising interest rates.

If rates rise more rapidly than anticipated, rising debt-servicing costs could have a negative impact on consumption and overall growth.

∎

Should pipeline expansion projects be delayed or cancelled, transportation costs for the oil industry would remain elevated and the light-heavy differential could widen, impacting profits and investment sentiment in the industry

82             ECONOMIC OUTLOOK  •  FISCAL PLAN 2017–20

ECONOMIC OUTLOOK

ANNEX

BENCHMARKING TABLES

Oil Price Benchmark

West Texas Intermediate (US$/bbl)

Organization	2017	2018	2019	2020
National Forecasting Agencies
Conference Board of Canada (Feb/17)	54.00	57.50	64.00	68.00
IHS Global Insight (Jan/17)	53.20	55.64	62.30	69.33
Centre for Spatial Economics (Feb/17)	50.52	60.40	68.91	75.18
Banks and Investment Dealers
CIBC World Markets (Jan/17)	53.00	58.00	n/a	n/a
Credit Suisse (Jan/17)	55.00	62.50	62.50	62.50
Goldman Sachs (Jan/17)	55.63	55.00	55.00	50.00
Laurentian Bank (Dec/16)	66.25	n/a	n/a	n/a
RBC Capital Markets (Dec/16)	56.00	63.00	75.00	75.00
Scotiabank (Jan/17)	58.00	61.00	n/a	n/a
Toronto Dominion Bank (Dec/16)	53.50	56.50	n/a	n/a
Industry Analysts
U.S. Energy Information Administration (Feb/17)	53.46	56.18	n/a	n/a
GLJ Petroleum Consultants (Jan/17)	55.00	59.00	64.00	67.00
Sproule Associates Limited (Dec/16)	55.00	65.00	70.00	71.40
Confidential Forecasts Provided to Alberta Energy[a]
Average	56.00	58.00	66.00	71.00
High	66.25	65.56	79.85	89.59
Low	50.52	53.13	55.00	50.00
Average of All Private Forecasts	55.00	59.00	65.00	69.00
Government of Alberta (calendar year)[b]	54.00	58.00	66.00	71.00

[a]	Alberta Energy also surveys, on a confidential basis, private sector forecasts from PIRA, KBC, BMO Capital Markets, IHS CERA, and Wood Mackenzie; the futures price of oil is also included in the basket. The annual figures presented here are the average forecast prices from these sources. High/Low forecasts may represent one of the confidential forecasts. The private sector average, consultant average and Government of Alberta forecasts have been rounded to the nearest dollar.

[b]	The Government of Alberta forecast is based on the average of the confidential forecasts provided to Alberta Energy except in 2017 when the lowest of these forecasts is used.

Includes forecasts finalized on or before February 10, 2017.

☐

Both the Government of Alberta and the private sector underestimated the WTI oil price for 2016, by 12.3% and 5.4% respectively.

How Oil Price Forecasters Fared in Budget 2016
West Texas Intermediate (US$/bbl)
Organization (#)	How did they do in Budget 2016?
National Forecasting Agencies (3)	40.24
Banks and Investment Dealers (7)	42.75
Industry Analysts (3)	42.20
Confidential Forecasts (6)	38.00
Average	41.00
Government of Alberta (calendar year)	38.00
2016 Actual	43.32
Sources: Alberta Energy and Alberta Treasury Board and Finance

84             ECONOMIC OUTLOOK  •  FISCAL PLAN 2017–20

Natural Gas Price Benchmark

Henry Hub (US$/MMBTU)a

Organization	2017	2018	2019	2020
National Forecasting Agencies
Conference Board of Canada (Feb/17)	3.16	3.30	3.40	3.60
IHS Global Insight (Jan/17)	3.35	2.95	2.93	3.18
Centre for Spatial Economics (Feb/17)	3.07	3.55	4.21	4.88
Banks and Investment Dealers
CIBC World Markets (Jan/17)	2.95	2.80	n/a	n/a
Credit Suisse (Jan/17)	3.25	3.50	3.50	3.50
Goldman Sachs (Jan/17)	3.20	3.00	3.00	3.00
RBC Capital Markets (Dec/16)	3.30	3.40	3.50	3.50
Scotiabank (Jan/17)	3.25	3.15	n/a	n/a
Toronto Dominion Bank (Dec/16)	3.20	3.30	n/a	n/a
Industry Analysts
U.S. Energy Information Administration (Feb/17)	3.43	3.70	n/a	n/a
GLJ Petroleum Consultants (Jan/17)	3.60	3.20	3.40	3.60
Sproule Associates Limited (Dec/16)	3.50	3.50	3.50	4.00
Confidential Forecasts Provided to Alberta Energy[b]
Average	3.30	3.40	3.50	3.70
High	3.63	3.83	4.34	4.90
Low	2.95	2.53	2.45	2.66
Average of All Private Forecasts	3.30	3.30	3.40	3.60
Government of Alberta (calendar year)	3.20	3.20	3.40	3.50

[a]	The natural gas price is the US price of gas at Henry Hub Louisiana, as this is the benchmark for natural gas prices in the rest of North America. The Alberta Government forecast in the table above is the Alberta Reference Price (used in natural gas royalty calculations) adjusted for the exchange rate and transportation costs to be equivalent to the price of Alberta natural gas at Henry Hub Louisiana.

[b]	Alberta Energy also surveys, on a confidential basis, private sector forecasts from PIRA, Petral, IHS CERA, NYMEX and Wood McKenzie. The annual figures presented here are the average forecast prices from these sources. High/ Low forecasts may represent one of the confidential forecasts. The private sector average, consultant average and Government of Alberta forecasts have been rounded to the nearest ten cents.

Includes forecasts finalized on or before February 10, 2017.

How Natural Gas Price Forecasters Fared in Budget 2016

Henry Hub (US$/MMBTU)

Organization (#)	How did they do in Budget 2016?
National Forecasting Agencies (3)	2.60	Both the Government of Alberta and the private sector slightly overestimated natural gas prices in 2016, by 2.0%.
Banks and Investment Dealers (7)	2.67
Industry Analysts (3)	2.50
Confidential Forecasts (5)	2.50
Average	2.60
Government of Alberta (calendar year)	2.60
2016 Actual	2.55

Sources: Alberta Energy and Alberta Treasury Board and Finance

FISCAL PLAN 2017–20  •  ECONOMIC OUTLOOK            85

Light-Heavy Oil Price Differential Benchmark

WTI-WCS Price Differential (US$/bbl)

Organization	2017	2018	2019	2020
National Forecasting Agencies
Conference Board of Canada (Feb/17)	15.01	14.80	14.33	14.33
Centre for Spatial Economics (Feb/17)	17.00	18.00	19.00	20.00
Banks and Industry Analysts
Credit Suisse (Jan/17)	14.00	15.00	15.00	15.00
RBC Capital Markets (Dec/16)	14.78	16.84	16.07	16.07
GLJ Petroleum Consultants (Jan/17)	15.01	14.99	14.98	15.03
Sproule Associates Limited (Dec/16)	13.57	14.29	14.81	14.51
Confidential Forecasts Provided to Alberta Energy[a]
Average	11.70	14.40	13.30	14.40
High	17.00	18.00	19.00	20.00
Low	6.77	11.42	5.45	11.00
Average of All Private Forecasts	13.40	15.10	14.60	15.20
Government of Alberta (calendar year)	15.30	17.80	18.30	17.60

[a]	Alberta Energy also surveys, on a confidential basis, private sector forecasts from IHS CERA, PIRA, Wood MacKenzie, KBC and BMO Capital Markets. The annual figures presented here are the average forecast prices from these sources. High/ Low forecasts may represent one of the confidential forecasts. The private sector average, consultant average and Government of Alberta forecasts have been rounded to the nearest ten cents.

Includes forecasts finalized on or before February 10, 2017.

Canadian Long-Term Interest Rate Benchmark

10-Year Government of Canada Bonds (%)

Organization	2017	2018	2019	2020
National Forecasting Agencies
Conference Board of Canada (Feb/17)	1.65	2.14	2.61	3.09
IHS Global Insight (Jan/17)	2.31	2.77	3.46	3.68
Centre for Spatial Economics (Feb/17)	1.30	1.80	2.60	3.40
Banks
BMO Capital Markets (Feb/17)	1.75	2.00	n/a	n/a
CIBC World Markets (Jan/17)	1.69	1.83	n/a	n/a
Laurentian Bank (Dec/16)	1.76	n/a	n/a	n/a
National Bank (Feb/17)	2.04	2.54	n/a	n/a
RBC Royal Bank (Feb/17)	2.45	3.10	n/a	n/a
Scotiabank (Jan/17)	1.83	2.15	n/a	n/a
Toronto Dominion Bank (Dec/16)	1.79	2.03	n/a	n/a
High	2.45	2.77	3.46	3.68
Low	1.30	1.80	2.60	3.09
Average of All Private Forecasts	1.86	2.11	2.89	3.39
Government of Alberta (calendar year)	2.00	2.30	2.60	2.80

Includes forecasts finalized on or before February 10, 2017.

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United States / Canada Exchange Rate Benchmark

(US¢/Cdn$)

Organization	2017	2018	2019	2020
National Forecasting Agencies
Conference Board of Canada (Feb/17)	74.7	75.7	77.1	77.8
IHS Global Insight (Jan/17)	75.6	79.6	82.1	85.6
Centre for Spatial Economics (Feb/17)	76.9	78.1	80.0	80.7
Banks
BMO Capital Markets (Feb/17)	73.7	75.0	n/a	n/a
CIBC World Markets (Jan/17)	73.5	72.0	n/a	n/a
Credit Suisse (Jan/17)	75.0	78.0	78.0	78.0
Laurentian Bank (Dec/16)	78.5	n/a	n/a	n/a
National Bank (Feb/17)	72.8	73.0	n/a	n/a
RBC Royal Bank (Jan/17)	72.5	75.2	n/a	n/a
Scotiabank (Jan/17)	72.3	75.5	n/a	n/a
Toronto Dominion Bank (Dec/16)	74.4	76.0	n/a	n/a
Other
Bloomberg Forward Curve (Feb/17)	76.3	76.9	77.5	78.1
High	78.5	79.6	82.1	85.6
Low	72.3	72.0	77.1	77.8
Average of All Private Forecasts	74.7	75.9	78.9	80.0
Government of Alberta (calendar year)	75.5	77.1	77.9	78.0

Includes forecasts finalized on or before February 10, 2017.

Alberta Real Gross Domestic Product Benchmark

(% change)

Organization	2016	2017	2018	2019	2020
National Forecasting Agencies
Conference Board of Canada (Feb/17)	-2.7	2.8	1.9	2.1	2.3
IHS Global Insight (Jan/17)	-2.7	2.1	2.6	2.3	2.0
Centre for Spatial Economics (Feb/17)	-2.2	2.4	2.5	2.4	3.0
Banks
BMO Capital Markets (Feb/17)	-2.7	2.0	2.2	n/a	n/a
CIBC World Markets (Feb/17)	-2.7	2.4	1.7	n/a	n/a
Laurentian Bank (Feb/17)	-2.7	2.3	2.9	n/a	n/a
National Bank (Feb/17)	-2.3	2.0	1.3	n/a	n/a
RBC Royal Bank (Dec/16)	-3.0	2.2	3.3	n/a	n/a
Scotiabank (Jan/17)	-2.7	2.1	2.4	n/a	n/a
Toronto Dominion Bank (Dec/16)	-2.8	2.1	2.3	n/a	n/a
High	-2.2	2.8	3.3	2.4	3.0
Low	-3.0	2.0	1.3	2.1	2.0
Average of All Private Forecasts	-2.6	2.2	2.3	2.3	2.4
Government of Alberta (calendar year)	-2.8	2.6	2.2	2.4	2.5

Includes forecasts finalized on or before February 10, 2017.

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Alberta Nominal Gross Domestic Product Benchmark

(% change)

Organization	2016	2017	2018	2019	2020
National Forecasting Agencies
Conference Board of Canada (Feb/17)	-5.3	4.9	4.4	n/a	n/a
IHS Global Insight (Jan/17)	-2.9	4.8	4.0	4.2	3.9
Centre for Spatial Economics (Feb/17)	-5.0	8.6	3.4	5.9	7.1
Banks
BMO Capital Markets (Feb/17)	n/a	n/a	n/a	n/a	n/a
CIBC World Markets (Feb/17)	-5.0	7.9	5.2	n/a	n/a
Laurentian Bank (Feb/17)	-5.2	6.9	5.4	n/a	n/a
National Bank (Feb/17)	-3.9	6.0	3.4	n/a	n/a
RBC Royal Bank (Dec/16)	-3.9	8.8	8.4	n/a	n/a
Scotiabank (Jan/17)	-4.6	6.1	5.4	n/a	n/a
Toronto Dominion Bank (Dec/16)	-5.1	4.1	4.0	n/a	n/a
High	-2.9	8.8	8.4	5.9	7.1
Low	-5.3	4.1	3.4	4.2	3.9
Average of All Private Forecasts	-4.5	6.5	4.8	5.1	5.5
Government of Alberta (calendar year)	-5.3	5.3	5.4	6.2	5.8

Includes forecasts finalized on or before February 10, 2017.

Alberta Primary Household Income Benchmark

(% change)

National Forecasting Agencies	2016	2017	2018	2019	2020
Conference Board of Canada (Feb/17)	-2.5	2.4	3.3	3.7	4.2
IHS Global Insight (Jan/17)	-2.3	4.1	4.4	4.1	3.7
Centre for Spatial Economics (Feb/17)	-5.6	2.2	2.9	4.2	5.1
High	-2.3	4.1	4.4	4.2	5.1
Low	-5.6	2.2	2.9	3.7	3.7
Average of All Private Forecasts	-3.5	2.9	3.5	4.0	4.3
Government of Alberta (calendar year)	-3.5	1.8	3.5	4.3	4.4

Includes forecasts finalized on or before February 10, 2017.

Alberta Net Corporate Operating Surplus Benchmark

(% change)

National Forecasting Agencies	2016	2017	2018	2019	2020
Conference Board of Canada (Feb/17)	-55.7	70.3	16.2	23.5	19.9
IHS Global Insight (Jan/17)	-53.2	15.8	18.9	6.4	6.3
Centre for Spatial Economics (Feb/17)	-4.0	76.3	22.8	17.2	20.7
High	-4.0	76.3	22.8	23.5	20.7
Low	-55.7	15.8	16.2	6.4	6.3
Average of All Private Forecasts	-37.6	54.1	19.3	15.7	15.6
Government of Alberta (calendar year)	-35.1	66.4	35.9	29.9	21.9

Includes forecasts finalized on or before February 10, 2017.

88             ECONOMIC OUTLOOK  •  FISCAL PLAN 2017–20

Alberta Employment Benchmark

(% change)

Organization	2017	2018	2019	2020
National Forecasting Agencies

Conference Board of Canada (Feb/17)	0.6	1.0	1.3	1.5

IHS Global Insight (Jan/17)	1.1	1.7	1.6	1.2

Centre for Spatial Economics (Feb/17)	0.4	1.5	2.1	2.4

Banks

BMO Capital Markets (Feb/17)	0.4	0.7	n/a	n/a

CIBC World Markets (Feb/17)	0.7	0.7	n/a	n/a

Laurentian Bank (Feb/17)	0.6	1.7	n/a	n/a

National Bank (Feb/17)	0.2	0.7	n/a	n/a

RBC Royal Bank (Dec/16)	0.2	1.1	n/a	n/a

Scotiabank (Jan/17)	0.5	0.8	n/a	n/a

Toronto Dominion Bank (Dec/16)	0.3	1.0	n/a	n/a

High	1.1	1.7	2.1	2.4

Low	0.2	0.7	1.3	1.2

Average of All Private Forecasts	0.5	1.1	1.7	1.7

Government of Alberta (calendar year)	0.9	1.4	1.6	1.8

Includes forecasts finalized on or before February 10, 2017.

Alberta Unemployment Rate Benchmark

(%)

Organization	2017	2018	2019	2020
National Forecasting Agencies

Conference Board of Canada (Feb/17)	8.4	7.7	6.8	6.1

IHS Global Insight (Jan/17)	7.7	6.9	6.0	5.6

Centre for Spatial Economics (Feb/17)	8.0	7.4	6.8	6.2

Banks

BMO Capital Markets (Feb/17)	8.3	7.8	n/a	n/a

CIBC World Markets (Feb/17)	8.2	7.6	n/a	n/a

Laurentian Bank (Feb/17)	8.1	7.4	n/a	n/a

National Bank (Feb/17)	9.0	8.5	n/a	n/a

RBC Royal Bank (Dec/16)	8.2	7.3	n/a	n/a

Scotiabank (Jan/17)	7.9	7.6	n/a	n/a

Toronto Dominion Bank (Dec/16)	8.4	7.9	n/a	n/a

High	9.0	8.5	6.8	6.2

Low	7.7	6.9	6.0	5.6

Average of All Private Forecasts	8.2	7.6	6.5	6.0

Government of Alberta (calendar year)	8.0	7.6	7.1	6.3

Includes forecasts finalized on or before February 10, 2017.

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Alberta Housing Starts Benchmark

(thousands)

Organization	2017	2018	2019	2020
National Forecasting Agencies

Conference Board of Canada (Feb/17)	24.7	26.8	27.3	28.7

IHS Global Insight (Jan/17)	27.9	31.2	32.4	32.9

Centre for Spatial Economics (Feb/17)	27.0	31.9	33.8	36.4

Banks

BMO Capital Markets (Feb/17)	25.0	27.0	n/a	n/a

CIBC World Markets (Feb/17)	23.0	24.0	n/a	n/a

Laurentian Bank (Feb/17)	23.0	25.0	n/a	n/a

National Bank (Feb/17)	24.2	23.7	n/a	n/a

RBC Royal Bank (Dec/16)	24.0	26.3	n/a	n/a

Scotiabank (Jan/17)	25.0	26.0	n/a	n/a

Toronto Dominion Bank (Dec/16)	23.3	23.0	n/a	n/a

Other

Canada Mortgage and Housing Corporation (Sep/1)[a]	22.8	24.4	n/a	n/a

High	27.9	31.9	33.8	36.4

Low	22.8	23.0	27.3	28.7

Average of All Private Forecasts	24.5	26.3	31.2	32.7

Government of Alberta (calendar year)	24.5	25.7	28.8	30.2

a The annual numbers are averages of CMHC’s high and low scenarios.

Includes forecasts finalized on or before February 10, 2017.

90             ECONOMIC OUTLOOK  •  FISCAL PLAN 2017–20

Government of Alberta

FISCAL PLAN

TAX PLAN

∎

ANNEX

92             TAX PLAN  •  FISCAL PLAN 2017–20

TAX PLAN

OVERVIEW

With this budget, the government maintains a tax system that provides benefits to those who need them most, promotes opportunity and investment and is the most competitive overall among provinces. Highlights of this budget include no new tax increases and savings of $70 million for Alberta taxpayers through indexation of the personal income tax system.	◀ Alberta’s tax advantage is $8.7 billion in 2018.

Alberta continues to have an overall tax advantage compared to other provinces, with no sales tax, no health premium and no payroll tax. Even when the carbon price rises to $30 per tonne in 2018, Albertans and Alberta businesses will still pay at least $8.7 billion less in total taxes and carbon charges than if Alberta had the same tax system and carbon charges as any other province.

Alberta’s Tax Advantage
(billions of dollars)
BC
SK
ON
NB
NS
MB
PE
QC
NL
8.7
9.0
13.4
18.3
18.8
18.9
19.7
21.2
22.4
Sales Tax
Other Taxes / Carbon Charges
0 4 8 12 16 20 24
Source: Alberta Treasury Board and Finance
This graph shows the total additional provincial tax and carbon charges that individuals and businesses would pay if Alberta had the same tax system and carbon charges as other provinces. The information reflects the tax rates for other provinces known as of March 3, 2017. A minimum carbon charge of $10/tonne is assumed in 2018 for all provinces according to the federal government’s carbon pricing plan. This comparison includes personal and corporate income tax, sales tax, fuel tax, carbon charges, tobacco tax, health premiums, payroll tax, liquor tax and markups, land transfer tax and other minor taxes.

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▶ Alberta has the highest basic personal and spousal amounts among the provinces, at $18,690.	PROTECTING LOW AND MIDDLE INCOME HOUSEHOLDS

Alberta’s tax system supports low and middle income households. Alberta has no sales tax, no payroll tax and no health premium, charges which typically have a greater impact on those with lower incomes. Alberta’s basic personal and spousal amounts, which ensure that a certain amount of income can be earned before having to pay provincial income tax, are the highest among provinces, at $18,690 in 2017.

After taking into account the most commonly claimed non-refundable tax credits:
	∎	A working single individual can earn at least $19,821 before paying provincial income tax.
	∎	A working single parent with two children can earn at least $51,326 before paying provincial income tax.
	∎	Senior couples can receive up to $50,674 before paying provincial income tax.

Of the 3 million Albertans who file an income tax return, just under 2 million (65%) pay provincial income tax.

How much can Canadians earn before paying provincial income tax?

(dollars)

	AB	Rank	BC	SK	MB	ON	QC	NB	NS	PE	NL
Single individual	19,821	2	19,969	19,420	11,612	15,683	17,951	19,326	15,405	12,201	19,413
Married couple	38,736	1	27,001	38,462	22,835	26,139	31,762	26,016	23,228	21,787	33,356
Married couple (two children)	51,196	2	33,714	50,267	30,375	48,373	56,541	28,328	26,609	26,026	33,356
Single parent (two children)	51,326	1	31,647	44,962	27,726	45,305	44,038	29,524	25,779	23,193	32,826
Single senior	25,337	3	23,511	25,501	21,522	22,728	24,250	22,881	22,015	21,362	30,232
Married senior couple	50,674	1	33,001	43,984	36,367	40,000	40,442	34,582	33,278	33,592	38,608

Source:   Alberta Treasury Board and Finance

•	Tax calculations include the basic, spousal, equivalent-to-spouse, EI and CPP credits as well as age and pension credits for seniors.

•	Calculations are based on other provinces’ tax parameters known as of March 3, 2017 and include child benefits, working income tax benefits and health care premiums. Rebates related to sales tax, carbon tax/levy or property taxes are not included.

•	Seniors amounts include pension income, Old Age Security (OAS) payments ($6,979 for singles and $13,958 for couples), and any Guaranteed Income Supplement (GIS) payments at the given income level. Pension income and OAS are taxable, while GIS is not.

•	Income is assumed to be employment income for non-seniors.

•	For non-senior couples, income is split 60/40. For senior couples, income is split 50/50.

•	RRSP contributions are not incorporated into the assumptions.

•	The children are assumed to be 6 and 12 years old.

94             TAX PLAN  •  FISCAL PLAN 2017–20

Families also benefit from two generous refundable tax credit programs, the Alberta Child Benefit (ACB) and the Alberta Family Employment Tax Credit (AFETC), which are estimated to provide about $320 million to Alberta families in 2017-18.	◀ The ACB and AFETC are estimated to provide about $320 million in 2017-18.

For the 2017-18 benefit year, the ACB will provide families with annual benefits of up to $1,114 for one child and $557 for each of the next three children. Families with net income of $25,832 or less receive the maximum benefit under this program.

The AFETC provides support of up to $2,038 to working families for the 2017-18 benefit year. The credit provides an incentive for parents to keepworking, as benefits start when family working income reaches $2,760 and increase as income increases, up to the program maximum. Benefits begin to be phased out once family net income exceeds $41,786.

Benefit amounts and phase-out thresholds for the ACB and AFETC are indexed to inflation annually, and will rise 1.3% for the 2017-18 benefit year.

Alberta Family Employment Tax Credit (AFETC) and Alberta Child

Benefit (ACB) Program Parameters, 2017-18 Benefit Year

Program Parameters	Support for Alberta’s Families
	AFETC	ACB
Benefit Amounts
1 child	$773	$1,114
2 children	$1,476	$1,671
3 children	$1,898	$2,228
4 or more children	$2,038	$2,785
Income phase-in threshold	$2,760	n/a
Phase-in rate	11.0%	n/a
Income phase-out threshold	$41,786	$25,832
Phase-out rates
1 child	4.0%	7.0%
2 children	4.0%	10.5%
3 children	4.0%	14.0%
4 or more children	4.0%	17.5%

•	AFETC benefits are phased in on family working income. ACB and AFETC benefits are both phased out on family net income.

The Alberta Climate Leadership Adjustment Rebate helps lower and middle income households adjust to the new costs of the carbon levy. For information on the rebate, please see page 56 of the Climate Leadership Plan chapter. To estimate how much a household can expect to receive during the 2017-18 benefit year, please see the online calculator at www.alberta.ca/calculate-carbon- levy-rebate-and-costs.aspx.

It is estimated that 60% of households will receive the full value of the rebate. Additional households will receive a partial rebate.

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PROVINCIAL TAX PAID BY SMALL BUSINESS OWNERS, 2017
(thousands of dollars)
$50,000 Small Business Income
4 3 2 1 0
AB BC SK MB ON
$500,000 Small Business Income
100 80 60 40 20 0
AB BC SK MB ON
Sales Tax
Corporate Income Tax
Personal Income Tax and Health Premium
Source: Alberta Treasury Board and Finance
Small business income is before compensation is paid to the owner.
It is assumed that the owner is paid a salary until RRSP contributions are maximized, with any remainder taken as dividends.

SUPPORTING JOBS AND INVESTMENT

SMALL BUSINESS TAXATION

Alberta’s small business corporate income tax rate was lowered from 3% to 2% on January 1, 2017 as part of the Climate Leadership Plan. This reduction will be worth $175 million to small business owners in 2017-18, helping businesses adjust to the new costs of carbon. Alberta is tied for the second-lowest provincial small business rate and continues to have the best provincial tax environment for small business owners, with comparable personal income tax rates, no payroll or sales tax, and no health premium. While Manitoba’s small business rate is lower, Alberta small business owners pay less in total taxes when they take money out of their small business for personal use.

Provincial Small Business Rates, 2017
Province	AB	BC	SK	MB	ON	QC	NB	NS	PE	NL
Rate (%)	2.0	2.0	2.0	0.0	4.5	8.0	3.0	3.0	4.5	3.0
• On April 1, 2017, British Columbia’s small business rate will fall from 2.5% to 2.0% and New Brunswick’s will fall from 3.5% to 3.0%.

INVESTOR AND INVESTMENT TAX CREDITS

As part of the Alberta Jobs Plan, the government has implemented the Alberta Investor Tax Credit (AITC) and the Capital Investment Tax Credit (CITC) to support jobs and economic diversification . Both credits can be claimed starting in 2017.

The three-year AITC offers a 30% tax credit to investors who make equity investments in eligible Alberta businesses that undertake research, development, or commercialization of new technology, new products, or new processes. It is also applicable to businesses engaged in interactive digital media development, video post-production, digital animation or tourism. The total budget for the program is $90 million.

Eligible corporations can now apply to be enrolled in the AITC program. If approved, individuals and corporations that invest in these corporations may be eligible for tax credit certificates. Individuals can then use their certificates when filing their personal income tax returns to claim a refundable tax credit of up to $60,000 per year.

Corporate investors can claim the AITC when filing their corporate income tax return. The credit is non-refundable for corporations and there is no maximum limit on the amount of credit that can be claimed.

Funding is provided on a first-come, first-served basis until the annual funding for the program is fully allocated. Investments made as of April 14, 2016 may be retroactively eligible for the AITC in 2017.

96             TAX PLAN  •  FISCAL PLAN 2017–20

The CITC is a two-year program that provides a 10% non-refundable tax credit of up to $5 million for a corporation’s eligible capital expenditures on manufacturing, processing and tourism infrastructure. The CITC will have three competitive application intake periods in each year of the program, with applications reviewed against established criteria. The total budget for the program is $70 million.

For additional information on these programs, including application procedures and other program guidelines, please visit the program websites at www.alberta.ca/alberta-investor-tax-credit.aspx and www.alberta .ca/capital-investment-tax-credit.aspx.

PERSONAL INCOME TAX

POLITICAL CONTRIBUTIONS TAX CREDIT

Albertans who contribute funds to registered candidates, constituency associations and political parties can claim the political contributions tax credit. The credit is worth 75% on the first $200 in donations, 50% on the next $900 and 33 .33% on the next $1,200, for a maximum credit of $1,000 on total contributions of $2,300.

The government has implemented a number of reforms to election financing. Changes in 2015 prohibited corporate and union contributions. More recently, the Fair Elections Financing Act of 2016 extended the prohibition on corporate and union contributions to leadership contests, set limits on individual contributions and established overall campaign spending limits.

In connection with these reforms, and to help encourage a healthy democracy, the existing political contributions tax credit will be extended to contributions to party leadership elections and candidate nomination races that meet the criteria established under the Election Finances and Contributions Disclosure Act. This change is effective for contributions made on or after January 1, 2017. The existing structure for calculating the credit remains in place, including the maximum of $2,300 in total contributions eligible for the credit.

The cost of the political contributions tax credit, including this change, is estimated at $3.6 million for 2017. The additional cost of extending the credit is estimated to be up to $1.5 million annually, depending in part on the number of leadership races and nomination contests.

DIVIDEND TAX CREDIT

The determination of Alberta’s dividend tax credit rate for dividends paid out of income that is taxed at the small business rate depends on Alberta’s small business income tax rate as well as federally-legislated income tax components. Due to changes in these federal components, the government will introduce legislation to adjust Alberta’s dividend tax credit rate on these dividends for 2017 and subsequent years. Income earned in a small business and flowed out to shareholders will continue to be taxed at a minimum of 10%, Alberta’s lowest personal income tax rate.

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INDEXING
▶ Indexing the tax system will save taxpayers $70 million in 2017.

Alberta’s tax system is indexed to inflation, ensuring that the value of tax credits is not eroded over time, and that taxpayers are not pushed into higher tax brackets. Credit amounts and bracket thresholds will increase 1.3% in 2017. This means the basic personal and spousal amounts will rise from $18,451 to $18,690, the highest among the provinces . Indexing the personal income tax system in 2017 is estimated to save Albertans $70 million in 2017.

Indexation of Alberta’s Personal Income Tax Brackets

Bracket	Tax Rate (%)	Income Bracket
		2016	2017
1	10	Up to $125,000	Up to $126,625
2	12	$125,000.01 to $150,000	$126,625.01 to $151,950
3	13	$150,000.01 to $200,000	$151,950.01 to $202,600
4	14	$200,000.01 to $300,000	$202,600.01 to $303,900
5	15	$300,000.01 and up	$303,900.01 and up

Alberta Non-Refundable Tax Credit Block

(dollars)

	2016		2017
	Maximum Amount	Reduction in Alberta Tax	Maximum Amount	Reduction in Alberta Tax
Basic personal amount	18,451	1,845	18,690	1,869
Spousal amount	18,451	1,845	18,690	1,869
Eligible dependant amount	18,451	1,845	18,690	1,869
Age amount	5,141	514	5,208	521
Infirm dependant amount	10,680	1,068	10,820	1,082
CPP contributions	2,544	254	2,564	256
EI premiums	955	96	836	84
Pension income amount	1,421	142	1,439	144
Disability amount	14,232	1,423	14,417	1,442
Disability supplement	10,680	1,068	10,819	1,082
Tuition and education amounts	Variable	Variable	Variable	Variable
Adoption expenses	12,619	1,262	12,783	1,278
Medical expenses	Variable	Variable	Variable	Variable
Medical expenses (other dependants)	Variable	Variable	Variable	Variable
Caregiver amount	10,681	1,068	10,819	1,082
Interest on student loans	Variable	Variable	Variable	Variable
Donations and gifts
first $200	200	20	200	20
over $200	75% of income	Variable	75% of income	Variable

•	In general, credit amounts are multiplied by 10% to arrive at the reduction in Alberta tax. In the case of total donations and gifts over $200, the credit rate is 21%.

98             TAX PLAN  •  FISCAL PLAN 2017–20

EDUCATION PROPERTY TAX

Revenue from the education property tax is a stable source of funding for Alberta’s education system, helping to create a successful future for students, their communities and our province.

Education property tax rates will be frozen for 2017-18 . The residential/ farmland rate will remain at $2 .48 per $1,000 of equalized assessment and the non-residential rate will remain at $3 .64 . Revenue will rise $32 million due to growth in the assessment base, however, this increase is less than if the government set revenue at 32% of education operating costs, as has been done since 2013. This approach provides more funds for education, but protects taxpayers from additional tax increases during tougher economic times.

The provincial government’s share of property tax revenue collected continues to fall, from 51% when the provincial government assumed responsibility for the education property tax in 1994, to 25% in 2015.

CARBON LEVY

As of January 1, 2017, the carbon levy is charged on sales of fossil fuels that emit greenhouse gases when combusted, at a rate of $20 per tonne, rising to $30 per tonne in 2018. In 2017, the $20 per tonne rate translates to rates of 4.49 cents per litre for gasoline, 5.35 cents per litre for diesel fuel and $1.011 per gigajoule for natural gas. Even with the carbon levy, Alberta has the third-lowest provincial charges on gasoline and diesel in 2017.

For more information on the carbon levy and other aspects of the Climate Leadership Plan, please see page 59 of the Climate Leadership Plan chapter or visit www.alberta.ca/climate-leadership-plan.aspx.

DISTRIBUTION OF PROPERTY TAX 51% 49% 1994 25% 75% 2015 Provincial Municipal Sources: Alberta Treasury Board and Finance and Alberta Municipal Affairs

Provincial Charges on Gasoline and Diesel, 2017
Total Provincial Charges (cents per litre)
50 45 40 35 30 25 20 15 10 5 0
Fuel Tax Sales Tax on Fuel Carbon Charge
4.5 13.0 5.4 13.0 6.7 14.5 7.7 15.0 15.0 15.0 14.0 14.0 4.0 7.7 14.7 4.7 7.7 14.3 4.0 9.8 19.2 4.0 9.8 20.2 9.1 15.5 10.1 21.5 9.0 15.5 9.3 15.4 9.2 13.1 10.0 20.2 11.3 33.0 10.9 21.5
Gasoline AB Diesel Gasoline BC Diesel Gasoline SK Diesel Gasoline MB Diesel Gasoline ON Diesel Gasoline QC Diesel Gasoline NB Diesel Gasoline NS Diesel Gasoline PE Diesel Gasoline NL Diesel
Sources: Alberta Treasury Board and Finance and Natural Resources Canada
Carbon charges include Alberta’s carbon levy, BC’s carbon tax, and the costs imposed by Ontario and Quebec’s cap-and-trade systems. Costs imposed by cap-and-trade systems are estimated using the 2017 joint auction reserve price.
Sales tax on fuel is based on average retail prices of gasoline and diesel for the week ending February 14, 2017.
Based on provincial tax rates known as of March 3, 2017.

FISCAL PLAN 2017–20  •  TAX PLAN            99

BLANK PAGE

TAX PLAN

ANNEX

2017-18 Tax and Levy Revenue
(millions of dollars)
Other Taxes
Revenue $797
Share 3.7%
Personal Income Tax
Revenue $11,177
Share 51.4%
Education Property Tax
Revenue $2,446
Share 11.2%
Corporate Income Tax
Revenue $3,918
Share 18.0%
Tobacco Tax
Revenue $1,026
Share 4.7%
Fuel Tax
Revenue $1,360
Share 6.3%
Carbon Levy
Revenue $1,038
Share 4.8%
Total Tax and Levy Revenue: $21,762 million

102             TAX PLAN  •  FISCAL PLAN 2017–20

2017–18 Tax and Levy Revenue Sources

(millions of dollars)

Tax/Levy	Total Revenue	Rate	Revenue per Unit

1. Personal Income Tax	11,177

All taxable income	10,302	10% of all taxable income	1030.2 per point

Taxable income > $126,625	875	multiple rates	n/a

2. Corporate Income Tax	3,918

General	3,568	12.0%	297.3 per point

Small business	350	2.0%	175.0 per point

3. Education Property Tax	2,446

Residential/farmland property	1,492	$2.48 / $1,000 of assessment	601.6 per mill

Non-residential property	954	$3.64 / $1,000 of assessment	262.1 per mill

4. Tobacco Tax	1,026	$50/carton	20.5 per $/carton

5. Fuel Tax	1,360

Gasoline	792	13.0 ¢/litre	60.9 per ¢/litre

Diesel	533	13.0 ¢/litre	41.0 per ¢/litre

Propane	5	9.4 ¢/litre	0.5 per ¢/litre

Aviation	13	1.5 ¢/litre	8.7 per ¢/litre

Locomotive	17	5.5 ¢/litre	3.1 per ¢/litre

6. Carbon Levy	1,038	multiple rates	n/a

7. Freehold Mineral Rights Tax	90	n/a	n/a

8. Insurance Tax	628

Life, accident, sickness	183	3.0% of premium	61.0 per point

Other	445	4.0% of premium	111.3 per point

9. Tourism Levy	79	4.0%	19.8 per point

FISCAL PLAN 2017–20  •  TAX PLAN            103

2017 Tax Expenditure Estimates

(millions of dollars)

Personal Income Tax

Federal Measures Paralleled by Alberta

Workers’ compensation payments exemption	21.5

Social assistance payments exemption	9.9

Net federal supplements exemption (e.g. Guaranteed Income Supplement)	1.7

Union and professional dues deduction	45.8

Child care expense deduction	55.8

Moving expense deduction	9.6

Flow-through share deduction	23.8

Clergy residence deduction	4.6

Capital gains inclusion rate (50%)	457.2

Lifetime capital gains exemption	136.9

Security options deduction	127.8

Northern residents deduction	29.8

Provincial Measures

Basic personal amount	4,710.0

Spousal amount	328.8

Eligible dependant amount	94.3

Age amount	97.1

Pension income amount	44.9

Caregiver amount	19.4

Disability amount	43.2

Disability amount transferred from a dependant	41.6

Interest paid on student loans	3.5

Tuition and education amounts	153.7

Tuition and education amounts transferred from a child	33.2

Amounts transferred from a spouse or common-law partner	23.6

Medical expenses	66.7

Donations and gifts	302.3

Political contributions tax credit	3.6

Corporate Income Tax

Small business rate	1,750.0

Donations and gifts	34.0

Capital Investment Tax Credit	42.0

Fuel Tax

Tax Exempt Fuel User program (marked fuel for off-road use)	170.0

Alberta Farm Fuel Benefit (marked fuel)	60.0

Reduced rate for locomotive fuel	23.5

Exemption for aviation fuel used on international flights	6.0

Transfers Through the Tax System [a]

Alberta Family Employment Tax Credit (AFETC)	147.0

Alberta Child Benefit (ACB)	174.0

Alberta Climate Leadership Adjustment Rebate (ACLAR)	410.0

Alberta Investor Tax Credit (AITC)	29.0

Scientific Research and Experimental Development (SR&ED) Tax Credit	87.0

Generally, estimates cannot be added together to determine the fiscal impact of concurrently eliminating multiple tax expenditures.

[a]	Transfers through the tax system are reported in ministries’ operating expense. Amounts for the AFETC, ACLAR, and SR&ED Tax Credit are reported by Treasury Board and Finance, the amount for the ACB is reported by Children’s Services and the amount for the AITC is reported by Economic Development and Trade.

104             TAX PLAN  •  FISCAL PLAN 2017–20

Interprovincial Tax Comparison, 2017

(dollars)

	AB	BC	SK	MB	ON	QC	NB	NS	PE	NL

Employment Income of $35,000 – One Income Couple with Two Children
Provincial income tax	(2,147)	650	(634)	(77)	(2,595)	(4,339)	683	1,607	1,492	525
Provincial sales tax	-	788	844	1,372	813	924	1,104	1,850	1,669	1,003
Health premium	-	264	-	-	300	-	-	-	-	-
Payroll tax	-	-	-	315	441	940	-	-	-	380
Fuel tax	390	435	450	420	441	576	465	465	393	990
Net carbon charges	(134)	101	-	-	-	-	-	-	-	-
Total	(1,891)	2,238	660	2,030	(600)	(1,899)	2,252	3,922	3,554	2,898
Alberta Advantage		4,129	2,551	3,921	1,291	(8)	4,143	5,813	5,445	4,789

Employment Income of $75,000 – One Income Couple with Two Children
Provincial income tax	2,455	3,155	2,816	4,589	3,150	3,181	6,015	6,872	6,605	6,210
Provincial sales tax	-	1,014	1,089	1,763	2,125	2,904	2,293	2,384	2,392	2,403
Health premium	-	1,800	-	-	600	-	-	-	-	-
Payroll tax	-	-	-	674	946	2,015	-	-	-	813
Fuel tax	390	435	450	420	441	576	465	465	393	990
Net carbon charges	(134)	401	-	-	-	-	-	-	-	-
Total	2,711	6,805	4,355	7,446	7,262	8,676	8,773	9,721	9,390	10,416
Alberta Advantage		4,094	1,644	4,735	4,551	5,965	6,062	7,010	6,679	7,705

Employment Income of $100,000 – Two Income Couple with Two Children
Provincial income tax	4,676	3,623	4,556	6,404	3,594	6,266	6,894	7,804	7,719	6,819
Provincial sales tax	-	1,240	1,294	2,110	2,581	3,128	2,931	2,905	2,908	2,933
Health premium	-	1,800	-	-	900	-	-	-	-	-
Payroll tax	-	-	-	899	1,261	2,686	-	-	-	1,084
Fuel tax	585	653	675	630	662	864	698	698	590	1,485
Net carbon charges	(66)	501	-	-	-	-	-	-	-	-
Total	5,195	7,817	6,525	10,043	8,998	12,944	10,523	11,407	11,217	12,321
Alberta Advantage		2,622	1,330	4,848	3,803	7,749	5,328	6,212	6,022	7,126

Employment Income of $200,000 – Two Income Couple with Two Children
Provincial income tax	13,082	11,086	15,318	19,245	12,732	21,534	19,529	21,502	20,800	19,495
Provincial sales tax	-	2,186	2,136	3,451	4,345	5,622	4,799	4,743	4,763	4,800
Health premium	-	1,800	-	-	1,350	-	-	-	-	-
Payroll tax	-	-	-	1,798	2,522	5,373	-	-	-	2,169
Fuel tax	585	653	675	630	662	864	698	698	590	1,485
Net carbon charges	339	501	-	-	-	-	-	-	-	-
Total	14,006	16,226	18,129	25,124	21,611	33,393	25,026	26,943	26,153	27,949
Alberta Advantage		2,220	4,123	11,118	7,605	19,387	11,020	12,937	12,147	13,943

Calculations are based on other provinces’ tax parameters known as of March 3, 2017.

•	Health premiums are assumed to be borne by individuals. In provinces that impose payroll taxes, 75% is assumed to be borne by employees and 25% by employers income families.
•	Fuel tax is based on estimated consumption of 3,000 litres of gasoline per year for one-income families and 4,500 litres of gasoline for two-income families.
•	Carbon charges are based on the fuel tax gasoline consumption assumptions and natural gas consumption of 130 GJ/year for a family of four.
•	Only direct carbon charges are applied and are net of related credit programs (e.g. ACLAR). Cap-and-trade systems such as those in place in Ontario and Quebec are not included.
•	RRSP/RPP contributions of $0, $6,000, $10,000 and $25,000 are included in the calculation of personal income tax for the $35,000, $75,000, $100,000 and $200,000 families, respectively.
•	For two-income families, income and RRSP/RPP contributions are split 60/40 between the two spouses.
•	The children are assumed to be 6 and 12 years old.

FISCAL PLAN 2017–20  •  TAX PLAN            105

Major Provincial Tax Rates, 2017

		AB	BC	SK	MB	ON		QC		NB	NS	PE	NL

Personal Income Tax
Statutory rate range
lowest rate	(%)	10.00	5.06	11.00	10.80	5.05		16.00[a]		9.68	8.79	9.80	8.70
highest rate	(%)	15.00	14.70	15.00	17.40	13.16		25.75[a]		20.30	21.00	16.70	18.3[b]
Surtax	(%)	-	-	-	-	20/36[c]		-		-	-	10.00	-
Combined federal/provincial top marginal rate[d]	(%)	48.00	47.70	48.00	50.40	53.53		53.31		53.30	54.00	51.37	51.30
Personal amount	($)	18,690	10,208	16,065	9,271	10,171		11,635		9,895	8,481	8,000	8,978
Spousal amount	($)	18,690	8,740	16,065	9,134	8,636		11,635[e]		8,402	8,481	6,795	7,336

Corporate Income Tax
General rate	(%)	12.0	11.0	12.0	12.0	11.5		11.8		14.0	16.0	16.0	15.0
M&P rate	(%)	12.0	11.0	10.0	12.0	10.0		11.8		14.0	16.0	16.0	15.0
Small business
rate	(%)	2.0	2.0[f]	2.0	0.0	4.5		8.0		3.0[f]	3.0	4.5	3.0
threshold	($000)	500	500	500	450	500		500		500	350	500	500

Capital Tax
Financial institutions	(max.%)	-	-	3.25	6.00	-		-		5.00	4.00	5.00	6.00

Sales Tax	(%)	-	7.0	5.0	8.0	8.0		9.975		10.0	10.0	10.0	10.0

Gasoline Tax	(¢/litre)	13.0	14.5[g]	15.0	14.0	14.7[h]		19.2[h,i]		15.5[h]	15.5[h]	13.1[h]	33.0[h]

Carbon Charge[j]

Gasoline	(¢/litre)	4.49	6.67	-	-	-		-		-	-	-	-

Natural gas	($/GJ)	1.011	1.4898	-	-	-		-		-	-	-	-

Tobacco Tax	($/carton)	50.00	49.40[k]	50.00[h]	59.00[h]	31.57h,	[k]	29.80		51.04[h]	55.04[h]	50.00[h]	49.00[h]

Payroll Tax	(max.%)	-	-	-	2.15	1.95		4.26	[l]	-	-	-	2.00

Rates for other provinces known as of March 3, 2017.

[a]	Quebec residents receive an abatement of 16.5% of basic federal tax because of the province’s decision to opt out of federal cash transfers in support of provincial programs.
[b]	Residents of Newfoundland and Labrador with taxable income of more than $50,000 are also required to pay a Temporary Deficit Reduction Levy of $100 to $1,800 through the personal income tax system until the end of the 2019 taxation year.
[c]	Ontario levies a two-tiered surtax, collecting 20% of basic tax in excess of $4,556 and an additional 36% of basic tax in excess of $5,831.
[d]	The top federal personal income tax rate is 33%, except in Quebec where the top federal rate is 27.56% because of the federal abatement.
[e]	After accounting for non-refundable tax credits in the calculation of the individual’s income tax, unused tax credits may be transferred from one spouse to another.
[f]	On April 1, 2017, British Columbia’s small business rate will be reduced from 2.5% to 2.0% and New Brunswick’s will be reduced from 3.5% to 3.0%.
[g]	An additional 11¢/litre is imposed in the greater Vancouver area and 3.5¢/litre in the Victoria area.
[h]	These provinces apply their PST or the provincial portion of their HST on the retail price of the good inclusive of excise taxes.
[i]	An additional 3¢/litre is imposed in the Montreal area.
[j]	Only legislated carbon levy and tax rates are accounted for in this table. Ontario and Quebec’s cap-and-trade programs are excluded.
[k]	On October 1, 2017, British Columbia will raise its tax on a carton of cigarettes from $47.80 to $49.40. Ontario’s tax on a carton of cigarettes will increase from $30.95 to $31.57 on June 1, 2017.
[l]	Quebec levies an additional temporary payroll tax of 4.48% on wages and salaries paid by financial institutions, announced to decrease to 2.8% on March 31, 2017.

106             TAX PLAN  •  FISCAL PLAN 2017–20

Government of Alberta

FISCAL PLAN

FISCAL PLAN TABLES

FISCAL PLAN TABLES

108             FISCAL PLAN TABLES  •  FISCAL PLAN 2017–20

Statement of Operations

(millions of dollars)	2015-16 Actual	2016–17 Budget	2016–17 Forecast	2017–18 Estimate	2018-19 Target	2019-20 Target
Revenue
Personal income tax	11,357	11,405	11,459	11,177	11,609	12,159
Corporate income tax	4,195	4,325	3,344	3,918	4,464	5,072
Other taxes	5,168	6,037	5,743	6,667	7,250	7,431
Non-renewable resource revenue	2,789	1,364	2,430	3,754	4,226	6,628
Transfers from Government of Canada	7,142	7,278	7,943	7,988	7,870	8,079
Investment income	2,544	2,115	2,886	2,193	2,231	2,315
Net income from govt. business enterprises	2,570	2,416	2,404	2,506	2,568	2,662
Premiums, fees and licences	3,574	3,649	3,646	3,683	3,770	3,863
Other	3,161	2,846	3,083	3,129	3,655	3,573
Total Revenue	42,500	41,435	42,938	45,015	47,643	51,782
Expense[a]
Advanced Education	5,702	5,901	5,878	6,034	6,153	6,283
Agriculture and Forestry	1,567	1,089	1,742	1,100	1,123	1,143
Children’s Services	1,125	1,286	1,292	1,372	1,476	1,502
Community and Social Services	3,012	3,079	3,255	3,325	3,389	3,464
Culture and Tourism	330	334	343	351	348	331
Economic Development and Trade	248	343	323	346	327	323
Education	7,891	7,911	8,015	8,228	8,451	8,667
Energy	731	769	519	716	659	589
Environment and Parks	450	459	474	564	573	569
Executive Council	25	27	26	27	27	27
Health	20,012	20,361	20,721	21,406	21,937	22,609
Indigenous Relations	193	186	191	188	201	192
Infrastructure	616	670	637	695	723	726
Justice and Solicitor General	1,379	1,366	1,409	1,416	1,445	1,474
Labour	187	205	201	203	214	218
Municipal Affairs	1,390	1,764	2,474	1,721	1,720	1,727
Seniors and Housing	614	644	734	683	683	669
Service Alberta	301	364	355	359	365	371
Status of Women	1	8	7	7	7	8
Transportation	1,280	1,310	1,336	2,287	1,748	1,674
Treasury Board and Finance	1,450	1,526	1,484	1,549	1,574	1,599
Legislative Assembly	136	129	130	130	164	165
2013 Alberta flood assistance	157	154	139	53	10	-
Climate Leadership Plan	-	330	1,380	936	1,806	1,633
Operating expense in-year savings	-	(250)	-	(200)	(200)	(100)
Unallocated disaster / emergency assistance	-	200	-	200	200	200
Debt servicing costs	776	996	1,027	1,398	1,807	2,286
Pension provisions	(630)	(65)	(348)	(237)	(279)	(339)
Total Expense	48,942	51,097	53,744	54,859	56,652	58,009
Risk Adjustment	-	(700)	-	(500)	(700)	(1,000)
Surplus / (deficit)	(6,442)	(10,362)	(10,806)	(10,344)	(9,709)	(7,227)

Beginning net assets (+ adjustments)	54,984	48,858	48,542	37,736	27,392	17,683
Net assets at end of year	48,542	38,496	37,736	27,392	17,683	10,456

[a]	The 2015-16 Actual, 2016-17 Budget, and 2016-17 Forecast numbers have been restated on the 2017-18 basis, reflecting re-organized ministry structures under the Government Organization Act (January 19 and February 15, 2017), splitting the former Human Services ministry into Community and Social Services, and Children’s Services ministries, and moving Public Guardian and Trustee Services to Justice and Solicitor General; under the Appropriation Act 2017, moving responsibility for the First Responders Radio Communication System from Justice and Solicitor General to Service Alberta, and moving responsibility for the Alberta Child Benefit from Community and Social Services to Children’s Services; and to more appropriately reflect alignment of employment and training programs between Labour and Advanced Education.

FISCAL PLAN 2017–20  •  FISCAL PLAN TABLES            109

Consolidated Fiscal Summary

(millions of dollars)

	Income Statement	2015-16 Actual	2016-17 Budget	2016-17 Forecast	2017–18 Estimate	2018-19 Target	2019-20 Target
1	Total Revenue	42,500	41,435	42,938	45,015	47,643	51,782

	Expense
2	Operating expense (net of in-year savings)	43,189	44,094	44,868	45,850	47,097	48,363
3	% change from prior year	2.7	2.1	3.9	2.2	2.7	2.7
4	Climate Leadership Plan operating expense allocation	-	325	1,380	868	1,395	1,053
5	Disaster assistance (with operating 2013 flood support)	563	246	1,354	235	201	200
6	Capital grants (including 2013 flood support)	1,911	2,288	2,221	3,302	2,572	2,289
7	Climate Leadership Plan capital grants	-	5	-	68	411	580
8	Amortization / loss on disposals	2,220	2,380	2,347	2,449	2,497	2,578
9	Inventory consumption	911	828	895	926	951	999
10	Debt servicing costs – general	330	367	403	619	853	1,097
11	Debt servicing costs – Capital Plan	446	629	624	779	954	1,189
12	Pension provisions	(630)	(65)	(348)	(237)	(279)	(339)

13	Total Expense	48,942	51,097	53,744	54,859	56,652	58,009

14	Risk Adjustment	-	(700)	-	(500)	(700)	(1,000)

15	Surplus / (Deficit)	(6,442)	(10,362)	(10,806)	(10,344)	(9,709)	(7,227)

	Capital Plan
16	Capital grants	1,911	2,288	2,221	3,302	2,572	2,289
17	Climate Leadership Plan capital grants	-	5	-	68	411	580
18	Capital investment	4,647	6,188	5,095	5,659	4,978	5,234
19	Climate Leadership Plan capital investment	-	-	4	146	35	35

20	Total Capital Plan	6,558	8,481	7,320	9,175	7,996	8,137

	Balance Sheet		At March 31
			2016 Actual	2017 Forecast	2018 Estimate	2019 Target	2020 Target
	Financial Assets
21	Heritage Savings Trust Fund, endowment and other funds		19,262	19,673	20,014	20,397	20,824
22	Contingency Account		3,625	2,299	-	-	-
23	Self-supporting lending organizations		20,204	21,161	21,701	22,751	23,862
24	Other financial assets		13,900	14,564	13,902	14,300	14,856
25	SUCH sector financial assets		7,034	7,259	6,990	6,909	7,102
26	Total Financial Assets		64,025	64,956	62,607	64,357	66,644
	Liabilities
27	Liabilities for capital projects		19,040	23,799	29,810	35,688	41,927
28	Debt for pre-1992 TPP liability / direct borrowing for the Fiscal Plan		944	8,839	15,201	23,059	29,199
29	Self-supporting lending organizations		17,941	18,783	18,968	19,663	20,418
30	Other liabilities		6,417	7,373	6,265	5,975	5,419
31	Pension liabilities		10,566	10,218	9,981	9,702	9,363
32	SUCH sector liabilities		5,236	5,489	5,497	5,446	5,276
33	Total Liabilities		60,144	74,501	85,722	99,533	111,602
34	Net Financial Assets		3,881	(9,545)	(23,115)	(35,176)	(44,958)
35	Capital / other non-financial assets		47,311	50,053	53,361	55,853	58,512
36	Deferred capital contributions		(2,650)	(2,772)	(2,854)	(2,994)	(3,098)
37	Net Assets		48,542	37,736	27,392	17,683	10,456
38	Change in Net Assets		(6,442)	(10,806)	(10,344)	(9,709)	(7,227)

110             FISCAL PLAN TABLES  •  FISCAL PLAN 2017–20

Consolidated Fiscal Summary, continued

(millions of dollars)		2015-16	2016-17	2016-17	2017-18	2018-19	2019-20
	Contingency Account	Actual	Budget	Forecast	Estimate	Target	Target

1	Balance at Start of Year	6,529	3,793	3,625	2,299	-	-

2	Surplus / (deficit)	(6,442)	(10,362)	(10,806)	(10,344)	(9,709)	(7,227)

	Cash Adjustments – Sources / (Requirements)
3	SUCH / Alberta Innovates revenue / expense adjustments	563	156	390	249	358	276
4	Pension provisions	(630)	(65)	(348)	(237)	(279)	(339)
5	Net deferred capital contribution cash adjustment	73	186	81	37	100	64
6	Heritage Fund inflation-proofing	(209)	(243)	(212)	(292)	(313)	(320)
7	Retained income of funds and agencies	(791)	(475)	559	(616)	(659)	(888)
8	Energy royalties	60	(50)	264	100	45	(488)
9	Student loans	(362)	(341)	(463)	(362)	(309)	(264)
10	Other cash adjustments	309	(445)	(276)	(80)	20	(325)
11	2013 Alberta flood assistance revenue / expense	(86)	(121)	(270)	(114)	25	107
12	2016 Wood Buffalo wildfire revenue / expense	-	-	(5)	(90)	(14)	36
13	Inventory acquisition (excluding SUCH sector)	(127)	(127)	(129)	(131)	(133)	(134)
14	Inventory consumption (non-cash expense; excluding SUCH)	125	135	133	140	156	165

	Capital Plan Cash Adjustments – Sources / (Requirements)
15	Capital investment (excluding SUCH sector self-financed)	(3,888)	(5,237)	(4,149)	(4,786)	(4,069)	(4,477)
16	Amortization / book value of disposals (non-cash expense)	849	935	928	1,015	1,056	1,096
17	Withdrawal from / (deposit to) Capital Plan financing account	(1,892)	1,763	1,043	849	-	-
18	Direct borrowing for Capital Plan	7,016	5,035	4,686	5,954	5,779	6,131
19	Alternative financing (P3s – public-private partnerships)	143	145	99	108	152	163
20	Current principal repayments (P3s)	(41)	(51)	(51)	(61)	(64)	(66)

21	Surplus / (deficit) plus net cash adjustments	(5,330)	(9,162)	(8,526)	(8,661)	(7,858)	(6,490)
22	Cash from prior-year final results	1,731	-	(695)	-	-	-
23	Cash to be transferred next year	695	-	-	-	-	-
24	Direct borrowing for the Fiscal Plan	-	5,369	7,895	6,362	7,858	6,490
25	Balance at End of Year	3,625	-	2,299	-	-	-

	Liabilities / Borrowing (at March 31)	2016 Actual	2017 Budget	2017 Forecast	2018 Estimate	2019 Target	2020 Target
	Liabilities for Capital Projects

26	Opening balance	11,922	19,058	19,040	23,799	29,810	35,688
27	Alternative financing (P3s – public-private partnerships)	143	145	99	108	152	163
28	Direct borrowing	7,016	5,035	4,686	5,954	5,779	6,131
29	Re-financing of existing debt	-	-	-	-	500	3,785
30	Principal repayments / amortization of debt issue costs	(41)	(40)	(26)	(51)	(553)	(3,840)
31	Total Liabilities for Capital Projects	19,040	24,198	23,799	29,810	35,688	41,927
	Borrowing for the Fiscal Plan

32	Opening balance (debt for pre-1992 Teachers’ Pension Plan)	944	944	944	8,839	15,201	23,059
33	Direct borrowing	-	5,369	7,895	6,362	7,858	6,490
34	Principal repayments	-	-	-	-	-	(350)
35	Total Borrowing for the Fiscal Plan	944	6,313	8,839	15,201	23,059	29,199

36	Total Liabilities / Borrowing - Capital Projects / Fiscal Plan	19,984	30,511	32,638	45,011	58,747	71,126
37	Percentage of nominal Alberta GDP	6.1%	9.6%	10.6%	13.8%	17.1%	19.5%
	Savings
38	Heritage Fund inflation-proofing	209	243	212	292	313	320
39	Year-end Heritage Fund Balance	15,170	15,413	15,382	15,674	15,987	16,307

FISCAL PLAN 2017–20  •  FISCAL PLAN TABLES            111

Revenue
(millions of dollars)	2015–16 Actual	2016–17 Budget	2016–17 Forecast	2017–18 Estimate	2018-19 Target	2019-20 Target
Income Taxes
Personal income tax	11,357	11,405	11,459	11,177	11,609	12,159
Corporate income tax	4,195	4,325	3,344	3,918	4,464	5,072
	15,552	15,730	14,803	15,095	16,073	17,231
Other Taxes
Education property tax (includes opted-out boards)	2,255	2,414	2,414	2,446	2,585	2,654
Fuel tax	1,370	1,469	1,350	1,360	1,384	1,410
Tobacco tax	980	1,139	1,019	1,026	1,031	1,035
Insurance taxes	403	590	585	628	677	729
Freehold mineral rights tax	79	71	69	90	94	100
Tourism levy	81	80	76	79	83	87
Carbon levy	-	274	230	1,038	1,396	1,416
	5,168	6,037	5,743	6,667	7,250	7,431
Non-Renewable Resource Revenue
Bitumen royalty	1,223	656	1,263	2,546	3,198	5,269
Crude oil royalty	689	333	600	476	460	589
Natural gas and by-products royalty	493	151	219	455	304	523
Bonuses and sales of Crown leases	203	95	191	148	144	134
Rentals and fees / coal royalty	181	129	157	129	120	113
	2,789	1,364	2,430	3,754	4,226	6,628
Transfers from Government of Canada
Canada Health Transfer	4,014	4,223	4,201	4,360	4,515	4,711
Canada Social Transfer	1,516	1,563	1,558	1,614	1,667	1,723
Direct transfers to SUCH sector	404	500	504	479	497	511
Agriculture support programs	308	300	377	293	305	308
Infrastructure support	267	282	322	741	353	269
Labour market agreements	177	178	195	178	178	178
Other (includes 2016 Wood Buffalo wildfire assistance / 2015-16 Fiscal Stab.)	456	232	786	323	355	379
	7,142	7,278	7,943	7,988	7,870	8,079
Investment Income
Alberta Heritage Savings Trust Fund	1,388	1,185	1,876	1,290	1,286	1,332
Endowment funds	347	256	350	251	273	289
Alberta Capital Finance Authority	184	157	185	178	191	198
Agriculture Financial Services Corporation	132	137	132	142	145	152
Other (includes Contingency Account and SUCH sector)	493	380	343	332	336	344
	2,544	2,115	2,886	2,193	2,231	2,315
Net Income from Government Business Enterprises
AGLC – Gaming / lottery	1,553	1,451	1,428	1,445	1,446	1,476
AGLC – Liquor	856	868	864	876	873	874
Alberta Treasury Branches	108	27	54	93	180	229
Other (CUDGCo and APMC)	53	70	58	92	69	83
	2,570	2,416	2,404	2,506	2,568	2,662
Premiums, Fees and Licences
Post-secondary institution tuition fees	1,158	1,157	1,157	1,223	1,252	1,280
Health / school board fees and charges	702	711	695	655	637	641
Motor vehicle licences	517	528	505	505	513	523
Crop, hail and livestock insurance premiums	299	301	367	333	338	347
Energy industry levies	303	303	303	310	330	345
Land Titles	80	79	72	73	75	77
Other (includes lands & grazing, health benefit premiums)	515	570	547	584	625	650
	3,574	3,649	3,646	3,683	3,770	3,863
Other
SUCH sector sales, rentals and services	971	950	1,046	1,033	1,054	1,065
SUCH sector fundraising, donations, gifts and contributions	738	627	621	627	640	646
AIMCo investment management charges	267	307	294	318	327	337
Fines and penalties	256	209	210	225	231	235
Refunds of expense	358	140	203	197	190	190
Climate Change and Emissions Management Fund	200	101	200	196	597	519
Miscellaneous (includes Alberta Innovates)	371	512	509	533	616	581
	3,161	2,846	3,083	3,129	3,655	3,573
Total Revenue	42,500	41,435	42,938	45,015	47,643	51,782

112             FISCAL PLAN TABLES  •  FISCAL PLAN 2017–20

Expense by Ministry
(millions of dollars)	2015–16 Actual	2016–17 Budget	2016–17 Forecast	2017–18 Estimate	2018-19 Target	2019-20 Target
Advanced Education	5,702	5,901	5,878	6,034	6,153	6,283
Agriculture and Forestry	1,567	1,089	1,742	1,100	1,123	1,143
Children’s Services	1,125	1,286	1,292	1,372	1,476	1,502
Community and Social Services	3,012	3,079	3,255	3,325	3,389	3,464
Culture and Tourism	330	334	343	351	348	331
Economic Development and Trade	248	343	323	346	327	323
Education	7,891	7,911	8,015	8,228	8,451	8,667
Energy	731	769	519	716	659	589
Environment and Parks	450	459	474	564	573	569
Executive Council	25	27	26	27	27	27
Health	20,012	20,361	20,721	21,406	21,937	22,609
Indigenous Relations	193	186	191	188	201	192
Infrastructure	616	670	637	695	723	726
Justice and Solicitor General	1,379	1,366	1,409	1,416	1,445	1,474
Labour	187	205	201	203	214	218
Municipal Affairs	1,390	1,764	2,474	1,721	1,720	1,727
Seniors and Housing	614	644	734	683	683	669
Service Alberta	301	364	355	359	365	371
Status of Women	1	8	7	7	7	8
Transportation	1,280	1,310	1,336	2,287	1,748	1,674
Treasury Board and Finance	1,450	1,526	1,484	1,549	1,574	1,599
Legislative Assembly	136	129	130	130	164	165
Unallocated disaster / emergency assistance	-	200	-	200	200	200
2013 Alberta flood assistance (operating and capital grants)	157	154	139	53	10	-
Climate Leadership Plan operating expense	-	325	1,380	868	1,395	1,053
Climate Leadership Plan capital grants	-	5	-	68	411	580
Operating expense in-year savings	-	(250)	-	(200)	(200)	(100)
Total Program Expense	48,796	50,166	53,065	53,698	55,124	56,062
Debt Servicing Costs	776	996	1,027	1,398	1,807	2,286
Pension Provisions	(630)	(65)	(348)	(237)	(279)	(339)
Total Expense	48,942	51,097	53,744	54,859	56,652	58,009

Debt Servicing Costs (millions of dollars)
General	2015–16 Actual	2016–17 Budget	2016–17 Forecast	2017–18 Estimate	2018-19 Target	2019-20 Target
Advanced Education – post-secondary institutions	41	43	40	41	42	46
Agriculture and Forestry – Agriculture Financial Services Corp.	68	72	69	71	72	73
Education – school boards	10	10	9	9	10	9
Health – Alberta Health Services	15	17	17	15	15	20
Seniors and Housing – Alberta Social Housing Corporation	8	6	6	5	5	5
Treasury Board and Finance – Alberta Capital Fin. Auth. / other	188	219	262	478	709	944
Total General Debt Servicing Costs	330	367	403	619	853	1,097

Capital Plan
Education – Alberta Schools Alternative Procurement P3s	30	29	29	29	28	28
Transportation – ring road P3s	71	83	83	94	92	90
Treasury Board and Finance – direct borrowing	345	517	512	656	834	1,071
Total Capital Plan Debt Servicing Costs	446	629	624	779	954	1,189
Total Debt Servicing Costs	776	996	1,027	1,398	1,807	2,286

FISCAL PLAN 2017–20  •  FISCAL PLAN TABLES            113

Operating Expense
(millions of dollars)	2015–16 Actual	2016–17 Budget	2016–17 Forecast	2017–18 Estimate	2018-19 Target	2019-20 Target
Advanced Education	5,216	5,399	5,375	5,510	5,610	5,722
Agriculture and Forestry	989	1,036	1,108	1,040	1,071	1,091
Children’s Services	1,122	1,283	1,289	1,370	1,472	1,498
Community and Social Services	3,004	3,075	3,248	3,313	3,377	3,452
Culture and Tourism	289	285	294	285	284	289
Economic Development and Trade	243	337	317	341	322	317
Education	7,553	7,544	7,648	7,853	8,080	8,295
Energy	549	549	470	480	508	523
Environment and Parks	388	403	415	448	456	453
Executive Council	25	27	26	27	27	27
Health	18,507	18,959	19,243	19,866	20,414	21,027
Indigenous Relations	175	183	183	180	192	184
Infrastructure	491	496	493	496	506	516
Justice and Solicitor General	1,366	1,350	1,397	1,401	1,430	1,459
Labour	185	204	200	202	213	217
Municipal Affairs	246	262	248	269	279	285
Seniors and Housing	559	576	588	594	611	621
Service Alberta	251	268	266	260	265	271
Status of Women	1	8	7	7	7	8
Transportation	462	471	464	456	466	475
Treasury Board and Finance	1,432	1,505	1,463	1,525	1,549	1,573
Legislative Assembly	132	125	126	126	160	161
In-year savings	-	(250)	-	(200)	(200)	(100)
Total Operating Expense – excluding Climate Leadership	43,189	44,094	44,868	45,850	47,097	48,363
Climate Leadership Plan
Energy	-	-	1,138	35	32	28
Environment and Parks	-	230	136	405	796	473
Treasury Board and Finance	-	95	92	417	556	552
Other (Agriculture / Econ. Dev. / Indigenous Rel. / Infra. / Trans.)	-	-	14	11	11	-
Total Climate Leadership Plan Operating Expense	-	325	1,380	868	1,395	1,053
Total Operating Expense – including Climate Leadership	43,189	44,419	46,248	46,718	48,492	49,416

Disaster / Emergency Assistance
(millions of dollars)	2015–16 Actual	2016–17 Budget	2016–17 Forecast	2017–18 Estimate	2018-19 Target	2019-20 Target
Agriculture and Forestry - agriculture support	141	-	327	-	-	-
Agriculture and Forestry - wildfire fighting	387	-	252	-	-	-
Municipal Affairs	3	-	740	2	1	-
2013 Alberta flood assistance (Envt. / Indig. Rel. / Infr. / other)[a]	33	46	35	33	-	-
Unallocated	-	200	-	200	200	200
Total Disaster / Emergency Assistance	563	246	1,354	235	201	200
[a] Excludes capital grants included in expense for 2013 Alberta flood assistance reported in the Capital Plan:
	124	108	104	20	10	-

114             FISCAL PLAN TABLES  •  FISCAL PLAN 2017–20

Capital Amortization
(millions of dollars)
	2015–16 Actual	2016–17 Budget	2016–17 Forecast	2017–18 Estimate	2018-19 Target	2019-20 Target

Advanced Education	486	503	503	523	543	561
Agriculture and Forestry	25	29	29	29	28	28
Children’s Services	3	3	3	2	4	4
Community and Social Services	8	4	7	12	12	12
Culture and Tourism	3	3	3	3	3	3
Economic Development and Trade	5	5	5	5	6	6
Education	331	362	358	372	368	369
Energy	23	20	20	22	23	23
Environment and Parks	42	44	44	44	44	44
Health	608	605	587	566	556	579
Infrastructure	103	119	119	128	136	146
Justice and Solicitor General	12	17	12	15	15	15
Labour	2	1	1	1	1	1
Municipal Affairs	2	3	3	3	3	4
Seniors and Housing	33	38	40	41	40	39
Service Alberta	36	84	73	85	85	85
Transportation	474	514	514	568	599	629
Treasury Board and Finance	18	21	21	25	26	26
Legislative Assembly	4	4	4	4	4	4
Total Amortization Expense	2,217	2,379	2,346	2,448	2,496	2,577

Inventory Consumption
(millions of dollars)
	2015–16 Actual	2016–17 Budget	2016–17 Forecast	2017–18 Estimate	2018-19 Target	2019-20 Target
Agriculture and Forestry	2	1	1	1	1	1
Culture and Tourism	1	1	1	1	1	1
Health	846	754	829	851	866	902
Infrastructure	3	14	3	13	23	35
Seniors and Housing	2	-	-	-	-	-
Service Alberta	14	8	11	10	10	10
Transportation	43	50	50	50	50	50
Total Inventory Consumption	911	828	895	926	951	999

Inventory Acquisition
(millions of dollars)
	2015–16 Actual	2016–17 Budget	2016–17 Forecast	2017–18 Estimate	2018-19 Target	2019-20 Target
Health	843	756	825	851	862	902
Infrastructure	13	3	3	3	3	3
Service Alberta	14	8	11	10	10	10
Transportation	44	50	50	50	50	50
Other (Ag. and Forestry / Cult. and Tourism / Legislative Assembly)	3	2	2	2	2	2
Total Inventory Acquisition	915	819	891	916	927	967

FISCAL PLAN 2017–20  •  FISCAL PLAN TABLES            115

Capital Plan[a]

(millions of dollars)
	2015–16 Actual	2016–17 Budget	2016–17 Forecast	2017–18 Estimate	2018-19 Target	2019-20 Target
Advanced Education	767	966	1,056	1,051	768	685
Agriculture and Forestry	50	51	53	54	45	45
Children’s Services	3	2	2	2	2	2
Community and Social Services	3	3	4	4	4	4
Culture and Tourism	40	48	48	65	63	41
Economic Development and Trade	5	9	8	11	15	16
Education	1,060	1,900	1,327	1,389	668	727
Energy	176	215	45	229	144	58
Environment and Parks	40	51	50	135	141	136
Health	712	958	779	1,132	1,557	1,991
Indigenous Relations	18	3	8	8	8	8
Infrastructure	232	372	247	282	320	296
Justice and Solicitor General	3	3	4	4	4	4
Labour	3	1	2	1	1	1
Municipal Affairs	1,142	1,503	1,486	1,457	1,443	1,442
Seniors and Housing	93	289	249	306	290	221
Service Alberta	92	141	108	136	107	96
Transportation	1,906	1,670	1,510	2,586	1,870	1,712
Treasury Board and Finance	22	21	21	18	13	13
Legislative Assembly	1	1	1	2	2	2
2013 Alberta flood assistance	191	271	309	90	85	25
Climate Leadership Plan	-	5	4	214	445	615
Total Capital Plan	6,558	8,481	7,320	9,175	7,996	8,137

[a]	The Capital Plan comprises capital grants included in expense plus capital investment in government-owned assets not included in expense. Capital investment adds to government capital assets, and those assets are depreciated over time through amortization expense included in total expense.

Capital Grants

(millions of dollars)
	2015–16 Actual	2016–17 Budget	2016–17 Forecast	2017–18 Estimate	2018-19 Target	2019-20 Target
Agriculture and Forestry	23	23	25	30	23	23
Culture and Tourism	37	45	45	62	61	38
Education	6	5	9	3	3	3
Energy	159	200	29	214	129	43
Environment and Parks	20	12	15	71	74	72
Health	49	43	62	122	100	100
Indigenous Relations	18	3	8	8	8	8
Infrastructure	17	40	22	58	58	30
Municipal Affairs	1,139	1,499	1,483	1,447	1,436	1,439
Seniors and Housing	19	30	105	48	32	9
Service Alberta	-	5	5	5	5	5
Transportation	301	276	308	1,213	633	520
2013 Alberta flood assistance (Envt. and Parks / Muni. Aff. / Trans.	124	108	104	20	10	-
Climate Leadership Plan:
Environment and Parks	-	5	-	50	410	580
Other (Ec. Dev. / Health / Infr. / Trans.)	-	-	-	18	1	-
Total Capital Grants	1,911	2,293	2,221	3,370	2,983	2,869

116             FISCAL PLAN TABLES  •  FISCAL PLAN 2017–20

Capital Investment [a]
(millions of dollars)
	2015–16 Actual	2016–17 Budget	2016–17 Forecast	2017–18 Estimate	2018-19 Target	2019-20 Target
Advanced Education	767	966	1,056	1,051	768	685
Agriculture and Forestry	27	28	28	24	22	22
Children’s Services	3	2	2	2	2	2
Community and Social Services	3	3	4	4	4	4
Culture and Tourism	3	3	3	3	3	3
Economic Development and Trade	5	9	8	11	15	16
Education	1,054	1,895	1,318	1,386	665	724
Energy	17	15	15	15	15	15
Environment and Parks	20	39	35	64	67	63
Health	663	915	717	1,010	1,457	1,891
Infrastructure	215	332	225	224	262	266
Justice and Solicitor General	3	3	4	4	4	4
Labour	3	1	2	1	1	1
Municipal Affairs	3	4	2	11	7	3
Seniors and Housing	74	259	144	258	258	212
Service Alberta	92	136	103	131	102	91
Transportation	1,605	1,394	1,202	1,372	1,237	1,192
Treasury Board and Finance	22	21	21	18	13	13
Legislative Assembly	1	1	1	2	2	2
2013 Alberta flood assistance (Educ. / Envt. / Health / Infr. / Trans.)	67	163	205	70	75	25
Climate Leadership Plan:
Environment and Parks	-	-	-	118	-	-
Health	-	-	1	16	24	20
Transportation	-	-	1	10	10	15
Other (Adv. Ed. / Ag. and For. / Treas. Bd. and Fin.)	-	-	2	2	1	-
Total Capital Investment	4,647	6,188	5,099	5,805	5,012	5,268

[a]	Capital investment is not included in expense. Rather, the assets are added to government capital assets and depreciated over time through amortization expense.

Capital Plan Funding Sources
(millions of dollars)
	2015–16 Actual	2016–17 Budget	2016-17 Forecast	2017–18 Estimate	2018-19 Target	2019-20 Target
Capital Plan	6,558	8,481	7,320	9,175	7,996	8,137
Source of funding:
Cash received (primarily federal govt.) / donations / disposals	437	554	466	842	566	390
Retained income of funds and agencies (primarily ASHC)	95	121	72	189	111	47
SUCH sector self-financed	759	858	950	1,019	943	791
Climate Leadership Plan	-	5	4	214	445	615
Alternative financing (P3s – public-private partnerships)	143	145	99	108	152	163
Direct borrowing	7,016	5,035	4,686	5,954	5,779	6,131
Withdrawal from / (deposit to) Capital Plan financing account	(1,892)	1,763	1,043	849	-	-
Total Capital Plan funding Sources	6,558	8,481	7,320	9,175	7,996	8,137

FISCAL PLAN 2017–20  •  FISCAL PLAN TABLES            117

Balance Sheet Details
(millions of dollars)		At March 31
		2016 Actual	2017 Forecast	2018 Estimate	2019 Target	2020 Target
Financial Assets
Alberta Heritage Savings Trust Fund		15,170	15,382	15,674	15,987	16,307
Endowment funds:
Alberta Heritage Foundation for Medical Research		1,499	1,570	1,598	1,636	1,703
Alberta Heritage Science and Engineering Research		892	944	970	999	1,031
Alberta Heritage Scholarship		1,108	1,151	1,163	1,183	1,208
Alberta Cancer Prevention Legacy Fund		476	459	442	425	408
Alberta Enterprise Corporation		117	167	167	167	167
Contingency Account		3,625	2,299	-	-	-
Self-supporting lending organizations:
Alberta Capital Finance Authority		15,584	16,218	16,414	17,034	17,731
Agriculture Financial Services Corporation		4,620	4,943	5,287	5,717	6,131
Equity in commercial enterprises		3,829	3,961	4,166	4,435	4,767
Student loans		1,723	2,187	2,549	2,858	3,122
Capital Plan financing account		1,892	849	-	-	-
Other cash, inventory, marketable securities, accounts receivable		6,456	7,567	7,187	7,007	6,967
SUCH sector / Ab Innovates Corp. additional financial assets		7,034	7,259	6,990	6,909	7,102
Total Financial Assets		64,025	64,956	62,607	64,357	66,644

Liabilities
Liabilities for capital projects:
Alternative financing (P3s)		2,731	2,779	2,826	2,914	3,011
Direct borrowing		16,309	21,020	26,984	32,774	38,916
Debt issued to reduce pre-1992 TPP unfunded liability		944	944	944	944	594
Direct borrowing for the Fiscal Plan		-	7,895	14,257	22,115	28,605
Self-supporting lending organizations:
Alberta Capital Finance Authority		15,584	16,218	16,414	17,034	17,731
Agriculture Financial Services Corporation		2,357	2,565	2,554	2,629	2,687
Coal phase-out liabilities		-	1,132	1,067	1,000	931
Other debt, accounts and interest payable, and other accrued liabilities		6,417	6,241	5,198	4,975	4,488
SUCH sector / Alberta Innovates Corp. additional liabilities		5,236	5,489	5,497	5,446	5,276
Pension liabilities		10,566	10,218	9,981	9,702	9,363
Total Liabilities		60,144	74,501	85,722	99,533	111,602
Net Financial Assets		3,881	(9,545)	(23,115)	(35,176)	(44,958)
Capital / Other Non-financial Assets		47,311	50,053	53,361	55,853	58,512
Deferred capital contributions		(2,650)	(2,772)	(2,854)	(2,994)	(3,098)
Net Assets		48,542	37,736	27,392	17,683	10,456
Change in Net Assets		(6,442)	(10,806)	(10,344)	(9,709)	(7,227)
Capital Assets
(millions of dollars)
	At March 31
	2016 Actual	2017 Budget	2017 Forecast	2018 Estimate	2019 Target	2020 Target
Net book value at start of the year	44,287	47,064	46,697	49,446	52,803	55,319
Additions (capital investment)	4,647	6,188	5,099	5,805	5,012	5,268
Amortization	(2,217)	(2,379)	(2,346)	(2,448)	(2,496)	(2,577)
Net book value of capital asset disposals / adjustments	(20)	-	(4)	-	-	-
Net Book Value at End of Year	46,697	50,873	49,446	52,803	55,319	58,010

118             FISCAL PLAN TABLES  •  FISCAL PLAN 2017–20

Financing Requirements
(millions of dollars)
	2015–16 Actual	2016–17 Budget	2016–17 Forecast	2017–18 Estimate	2018-19 Target	2019-20 Target
Term debt borrowing for provincial corporations[a]:
Agriculture Financial Services Corporation	182	373	373	315	372	514
Alberta Capital Finance Authority	1,402	1,590	1,590	3,050	2,185	945
Alberta Treasury Branches	295	1,450	699	2,500	700	200
Alberta Petroleum Marketing Commission	-	331	331	481	330	309
Direct borrowing for capital purposes	7,016	5,035	4,686	5,954	5,779	6,131
Re-financing of maturing debt	-	-	-	-	500	3,785
Direct borrowing for the Fiscal Plan	-	5,369	7,895	6,362	7,858	6,490
Total Financing Requirements	8,895	14,148	15,574	18,662	17,724	18,374

[a]    Gross borrowing requirements for provincial corporations. Include amounts of maturing debt being re-financed. Does not include amounts borrowed on behalf of the Balancing Pool, forecast at: $227 million in 2016-17; $494 million in 2017-18; $833 million in 2018-19; $699 million in 2019-20.

Capital Plan Liability / Fiscal Plan Borrowing Principal Repayments
(millions of dollars)
	2015–16 Actual	2016–17 Budget	2016–17 Forecast	2017–18 Estimate	2018-19 Target	2019-20 Target
Education – Alberta Schools Alternative Procurement P3s	13	14	14	14	15	16
Infrastructure – Evan Thomas water treatment P3	1	1	1	1	1	1
Treasury Board and Finance – direct borrowing	-	-	-	-	500	4,135
Transportation – ring road P3s	28	37	37	46	48	50
Total Principal Repayments	41	51	51	61	564	4,201
Pension Liabilities
(millions of dollars)
		At March 31
		2016 Actual	2017 Forecast	2018 Estimate	2019 Target	2020 Target
Teachers’ Pension Plan (pre-1992)		8,082	7,875	7,777	7,663	7,531
Teachers’ Pension Plan (post-1992)		614	520	427	321	167
Public Service Management Pension Plan (pre-1992; closed)[a]		553	530	510	480	460
Local Authorities Pension Plan		373	373	373	373	373
Universities Academic Pension Plan (pre-1992)		280	270	260	250	240
Public Service Pension Plan		200	200	200	200	200
Special Forces Pension Plan (pre-1992)		90	89	88	87	86
Members of the Legislative Assembly Pension Plan (closed)[a]		42	42	42	42	42
Public Service Supplementary Retirement Plan		16	15	15	15	15
Provincial Judges and Masters in Chambers Pension Plan		15	15	15	15	15
Management Employees Pension Plan		-	-	-	-	-
SUCH sector – Universities Academic		244	232	217	199	177
SUCH sector – Supplementary Executive Retirement Plans		57	57	57	57	57
Total Pension Liabilities		10,566	10,218	9,981	9,702	9,363
Annual non-cash change in pension liabilities		(630)	(348)	(237)	(279)	(339)

a    Membership closed and pensionable service no longer being accrued.

FISCAL PLAN 2017–20  •  FISCAL PLAN TABLES            119

Cash Adjustments a

(millions of dollars)

	2015–16	2016–17	2016–17	2017–18	2018-19	2019-20
	Actual	Budget	Forecast	Estimate	Target	Target
Retained Income of Funds and Agencies
Alberta Heritage Savings Trust Fund inflation-proofing	(209)	(243)	(212)	(292)	(313)	(320)
Alberta Treasury Branches	(108)	(27)	(54)	(93)	(180)	(229)
Agriculture Financial Services Corporation	(149)	(296)	(115)	(355)	(355)	(346)
Carbon Levy account	-	(119)	1,044	5	(49)	(69)
Climate Change and Emissions Management Fund	(194)	119	(53)	19	86	2
Heritage Foundation for Medical Research Endowment Fund	(86)	(36)	(71)	(28)	(38)	(67)
Heritage Science and Engineering Research Endowment Fund	(48)	(26)	(52)	(26)	(29)	(32)
Heritage Scholarship Fund	(45)	(15)	(43)	(12)	(20)	(25)
Alberta School Foundation Fund	(4)	10	10	2	2	3
Alberta Social Housing Corporation	(17)	54	(11)	78	55	15
Alberta Capital Finance Authority	(56)	(52)	(60)	(47)	(38)	(34)
Alberta Cancer Prevention Legacy Fund	9	17	17	17	17	17
Other	(93)	(104)	(53)	(176)	(110)	(123)
Total Retained Income of Funds and Agencies	(1,000)	(718)	347	(908)	(972)	(1,208)

Other Cash Adjustments
SUCH sector own-source revenue	(4,547)	(4,510)	(4,573)	(4,565)	(4,654)	(4,730)
SUCH sector own-source expense	5,110	4,666	4,963	4,814	5,012	5,006
Net deferred capital contribution cash adjustment	73	186	81	37	100	64
Energy royalties (difference between accrued revenue & cash)	60	(50)	264	100	45	(488)
Student loans	(362)	(341)	(463)	(362)	(309)	(264)
Inventory acquisition	(127)	(127)	(129)	(131)	(133)	(134)
Other cash adjustments	309	(445)	(276)	(80)	20	(325)
Current principal repayments (P3 capital projects)	(41)	(51)	(51)	(61)	(64)	(66)
2013 Alberta flood assistance revenue	154	300	-	49	100	140
2013 Alberta flood assistance expense	(240)	(421)	(270)	(163)	(75)	(33)
Wood Buffalo wildfire revenue	-	-	(202)	25	35	55
Wood Buffalo wildfire expense	-	-	197	(115)	(49)	(19)
Pension provisions (non-cash expense)	(630)	(65)	(348)	(237)	(279)	(339)
Book value of asset disposals (net non-cash expense / revenue)	32	-	4	-	-	-
Inventory consumption (non-cash expense)	125	135	133	140	156	165
Amortization (non-cash expense)	817	935	924	1,015	1,056	1,096
Total Other Cash Adjustments	733	212	254	466	961	128

a    Negative cash adjustments are a cash requirement; positive cash adjustments are a cash source.

120             FISCAL PLAN TABLES  •  FISCAL PLAN 2017–20

Full-Time Equivalentsa

	2016-17 Budget	2017-18 Estimate	Change	Main reasons for change
Department / Government Agencies
Advanced Education – Department	606	606	-
Agriculture and Forestry – Department	1,707	1,698	(9)	Alberta Livestock and Meat Agency dissolution
Agriculture Financial Services Corporation	630	630	-
Children’s Services	2,501	2,562	61	Child Intervention
Community and Social Services	3,345	3,345	-
Culture and Tourism – Department	581	591	10	Royal Alberta Museum
Alberta Sport Connection	32	32	-
Travel Alberta Corporation	84	84	-
Economic Development and Trade – Department	420	439	19	Tax credits / transfer to Indigenous Relations
Alberta Enterprise Corporation	6	6	-
Education – Department	704	704	-
Energy – Department	687	737	50	Contractors moved into department
Alberta Energy Regulator	1,240	1,240	-
Alberta Utilities Commission	143	143	-
Environment and Parks – Department	2,372	2,444	72	Various programs / transfer to Municipal Affairs
Natural Resources Conservation Board	47	47	-
Health – Department	979	979	-
Indigenous Relations	218	233	15	Transfer from Econ. Dev. for HR and finance functions
Infrastructure	987	1,002	15	Royal Alberta Museum
Justice and Solicitor General – Department	7,059	7,554	495	Corrections / Crown Pros. / Courts / Justice Services
Victims of Crime Fund	37	54	17	Volume pressures
Labour	653	653	-
Municipal Affairs – Department	546	606	60	Indust. Assess. / transfer from Envt. of Surf. Rts. Bd.
Safety Codes Council	60	60	-
Seniors and Housing	295	302	7	New federal social / affordable housing agreements
Service Alberta	1,386	1,386	-
Status of Women	34	36	2	Establishment of Ministry
Transportation – Department	789	798	9	Climate Leadership Plan
Transportation Safety Board	12	12	-
Treasury Board and Finance – Department	747	772	25	Public Agencies Secretariat / transfers from others
Alberta Insurance Council	24	24	-
Alberta Investment Management Corporation	376	394	18	Volume pressures
Alberta Local Authorities Pension Plan Corporation	6	8	2	Volume pressures
Alberta Pensions Services Corporation	287	287	-
Alberta Securities Commission	196	197	1	Volume pressures
Executive Council	178	186	8	Administrative requirements
Legislative Assembly	731	725	(6)	Constituency offices
Sub-total: Department / Government Agencies	30,705	31,576	871

SUCH Sector / Other Arm’s Length Entities
Advanced Education
Post-secondary institutions	33,588	33,588	-
Economic Development and Trade
Alberta Innovates Corporation	712	712	-
Education
School boards (public, separate, francophone, charter):
Certificated Staff	35,958	36,220	262	Enrolment growth for 2017-18, and higher-than-
Non-certificated Staff	25,910	26,097	187	expected enrolment growth in 2016-17
Health
Alberta Health Services	77,950	79,450	1,500	Home care / Continuing care / Primary Care Network
Health Quality Council of Alberta	33	35	2	Volume pressures
Sub-total: SUCH Sector / Other Arm’s Length Entities	174,151	176,102	1,951

Total Full-Time Equivalent Employment	204,856	207,678	2,822

a    2016-17 numbers have been restated on the 2017-18 basis and for updated information where applicable.

FISCAL PLAN 2017–20  •  FISCAL PLAN TABLES            121

Expense by Function

(millions of dollars)

Health
Education
Social Services
Agriculture, Resource Management and Economic Development
Protection of Persons and Property (includes 2013 flood and unallocated disaster)
Transportation, Communications and Utilities
Regional Planning and Development
Environment
Recreation and Culture
Housing
General Government pension provisions and in-year
Debt Servicing
Total 2017-18
Legislative Assembly - -14 - - - - - - - 116 - 130
Advanced Education - 6,034 - - - - - - - - (15) 41 6,059
Agriculture and Forestry - - - 978 130 - - - - - - 71 1,179
Children’s Services - - 1,372 - - - - - - - - -1,372
Community and Social Services -51 3,274 -1 - - - - - - - 3,326
Culture and Tourism - - - 115 - - - - 236 - - - 351
Economic Development and Trade 28 - - 318 - - 8 - - - 3 - 357
Education - 8,228 - - - - - - - - (93) 38 8,174
Energy - - - 595 - 36 - 65 - - 55 -751
Environment and Parks - - - 218 20 - - 698 103 - - - 1,038
Executive Council - - - - - - - - - - 27 - 27
Health 21,406 - - - - - - - - - -15 21,421
Indigenous Relations - - - - 4 - 189 - - - - - 193
Infrastructure 3 2 - - 28 3 - 39 - 11 638 - 725
Justice and Solicitor General - -153 22 1,241 - - - - - - - 1,416
Labour - 30 - 89 84 - - - - - - - 203
Municipal Affairs - - - - 68 -1,545 -50 -59 -1,721
Seniors and Housing - - 471 - - - - - - 212 - 5 689
Service Alberta - - - - 155 - - - - - 204 -359
Status of Women - - 3 2 - - - - - - 2 -7
Transportation - - - - 39 2,253 - 3 - - - 94 2,390
Treasury Board and Finance 12 8 147 129 47 - 1 415 8 - 1,069 1,134 2,971
Unallocated disaster expense / in-year savings - - - - 200 - - - - - (200) - -
Total 2017-18 Expense 21,449 14,353 5,434 2,466 2,017 2,293 1,744 1,220 397 223 1,866 1,398 54,859

122             FISCAL PLAN TABLES  •  FISCAL PLAN 2017–20

Expense by Object

(millions of dollars)

Salaries, Wages and Employee Benefits
Supplies and Services
Grants to Others
Capital Grants to Others
Amortization of Capital Assets
Consumption of Inventory
Pension Provisions
Debt Servicing Costs
Other / unallocated disaster and in-year savings
Total 2017-18
Legislative Assembly 74 36 - - 3 - - - 16 130
Advanced Education 3,617 1,346 488 - 523 - (15) 41 60 6,059
Agriculture and Forestry 244 685 111 30 29 1 - 71 8 1,179
Children’s Services 306 551 513 - 2 - - - - 1,372
Community and Social Services 291 887 2,136 - 12 - - - - 3,326
Culture and Tourism 80 70 133 62 3 1 - - 2 351
Economic Development and Trade 138 73 131 10 5 - - - - 357
Education 6,071 1,481 273 3 372 - (93) 38 28 8,174
Energy 285 167 62 214 22 - - - - 751
Environment and Parks 229 235 386 142 44 - - - 2 1,038
Executive Council 24 3 - - - - - - - 27
Health 8,220 5,198 6,447 122 566 851 - 15 2 21,421
Indigenous Relations 26 5 153 8 - - - - - 193
Infrastructure 79 441 - 59 128 13 - - 5 725
Justice and Solicitor General 771 376 229 - 15 - - - 24 1,416
Labour 102 44 56 - 1 - - - - 203
Municipal Affairs 74 38 160 1,447 3 - - - - 1,721
Seniors and Housing 31 14 549 48 41 - - 5 - 689
Service Alberta 135 123 - 5 85 10 - - 1 359
Status of Women 5 2 1 - - - - - - 7
Transportation 73 383 1 1,220 568 50 - 94 - 2,390
Treasury Board and Finance 248 426 1,250 25 - (129) 1,134 17 2,971
Unallocated disaster expense / in-year savings - - - - - - - - - -
Total 2017-18 Expense 21,123 12,585 13,078 3,370 2,448 926 (237) 1,398 167 54,859

FISCAL PLAN 2017–20  •  FISCAL PLAN TABLES            123

Allocation of 2017 –18 Lottery Fund Revenue

(thousands of dollars)

Lottery Fund Revenue	1,445,544

Agriculture and Forestry
Agriculture Initiatives	1,000
Agricultural Service Boards	11,600
Agricultural Societies and Exhibitions	11,462

Community and Social Services
Family and Community Safety	6,500
Family and Community Support Services	52,000
Fetal Alcohol Spectrum Disorder Initiatives	12,000

Culture and Tourism
Alberta Media Fund	34,065
Assistance to the Alberta Foundation for Arts	31,585
Assistance to the Alberta Historical Resources Foundation	8,160

Assistance to the Alberta Sport Connection	19,505
Community Facility Enhancement Program	38,000
Community Initiatives Program	24,585
Major Fairs Program	15,350
Other Initiatives	2,000

Education
Plant Operations and Maintenance	150,000
Transportation	150,000

Environment and Parks
Parks Operations	10,000
Resource Management	500

Health
Continuing Care	647,923

Indigenous Relations
First Nations and Metis Relations	200
First Nations Development Fund	129,000

Justice and Solicitor General
Assistance to the Human Rights Education and Multiculturalism Fund	1,735

Labour
Settlement and Integration	4,574
Skills and Training Support	400

Transportation
Provincial Highway Maintenance	40,000

Treasury Board and Finance
Bingo Associations	6,800
Gaming Research	1,600
Horse Racing and Breeding Renewal Program	35,000

Total Lottery Fund Allocation	1,445,544

124             FISCAL PLAN TABLES  •  FISCAL PLAN 2017–20

Historical Fiscal Summary, 2008–09 to 2019–20a

(millions of dollars)

		2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18	2018-19	2019-20
Income Statement									Actual	Forecast	Estimate	Target	Target
	Revenue
1	Personal income tax	8,708	7,877	7,631	8,563	9,621	10,537	11,042	11,357	11,459	11,177	11,609	12,159
2	Corporate income tax	4,252	4,754	3,334	3,678	4,756	5,488	5,796	4,195	3,344	3,918	4,464	5,072
3	Other tax revenue	3,817	3,746	3,820	4,099	4,333	4,500	4,598	5,168	5,743	6,667	7,250	7,431
4	Resource revenue	11,915	6,768	8,428	11,636	7,779	9,578	8,948	2,789	2,430	3,754	4,226	6,628
5	Investment income	(1,888)	3,541	2,486	2,168	2,595	3,423	3,113	2,544	2,886	2,193	2,231	2,315
6	Premiums, fees and licences	3,356	2,857	2,922	2,931	3,184	3,437	2,665	3,574	3,646	3,683	3,770	3,863
7	Other own-source revenue	4,587	4,627	4,903	5,128	5,234	5,412	7,337	5,731	5,487	5,635	6,223	6,235
8	Total own-source revenue	34,747	34,170	33,524	38,203	37,502	42,375	43,499	35,358	34,995	37,027	39,773	43,703
9	Federal transfers	4,578	5,342	5,452	5,192	5,042	7,059	5,982	7,142	7,943	7,988	7,870	8,079
10	Total Revenue	39,325	39,512	38,976	43,395	42,544	49,434	49,481	42,500	42,938	45,015	47,643	51,782
	Expense by Function
11	Health	13,674	14,636	15,393	16,284	17,254	17,967	19,366	19,996	20,773	21,449	21,980	22,652
12	Basic / advanced education	10,438	11,067	11,362	11,951	12,394	12,782	13,103	13,673	13,991	14,353	14,693	15,041
13	Social services	3,417	3,807	4,129	4,278	4,641	4,668	4,548	4,752	5,265	5,434	5,619	5,736
14	Other program expense	10,386	9,734	9,269	9,683	10,528	11,600	12,395	10,375	13,036	12,462	12,832	12,633
15	Total program expense	37,915	39,344	40,327	42,366	44,817	48,387	48,048	48,796	53,065	53,698	55,124	56,062
16	Debt servicing costs	208	214	472	509	530	601	722	776	1,027	1,398	1,807	2,286
17	Pension provisions	2,133	430	439	634	296	748	(404)	(630)	(348)	(237)	(279)	(339)
18	Total Expense	40,256	39,988	41,238	43,509	45,643	49,736	48,366	48,942	53,744	54,859	56,652	58,009
19	Surplus / (Deficit) - less risk adjustment beginning 2017-18	(931)	(476)	(2,262)	(114)	(3,099)	(302)	1,115	(6,442)	(10,806)	(10,344)	(9,709)	(7,227)
Capital Plan[b]		7,943	8,000	7,544	6,884	6,062	5,770	6,181	6,558	7,320	9,175	7,996	8,137
Balance Sheet (at March 31)
20	Heritage / endowment funds	16,900	17,077	17,500	17,936	18,176	18,562	18,860	19,262	19,673	20,014	20,397	20,824
21	Contingency Account	16,822	14,983	11,192	7,497	3,326	4,658	6,529	3,625	2,299	-	-	-
22	Other financial assets	28,868	30,338	30,799	32,972	34,734	40,039	40,688	41,138	42,984	42,593	43,960	45,820
23	Capital Plan liabilities	(880)	(2,888)	(3,199)	(3,442)	(4,594)	(8,724)	(11,922)	(19,040)	(23,799)	(29,810)	(35,688)	(41,927)
24	Pre-1992 Teachers’ PP debt / operating liabilities	-	(1,187)	(1,187)	(1,187)	(1,187)	(1,187)	(943)	(944)	(8,839)	(15,201)	(23,059)	(29,199)
25	Pension obligations	(10,239)	(9,483)	(9,922)	(10,556)	(10,852)	(11,600)	(11,196)	(10,566)	(10,218)	(9,981)	(9,702)	(9,363)
26	Other liabiliies	(19,770)	(21,523)	(23,530)	(24,229)	(25,148)	(28,716)	(28,962)	(29,594)	(31,645)	(30,730)	(31,084)	(31,113)
27	Net Financial Assets / (Debt)	31,701	27,317	21,653	18,991	14,455	13,032	13,054	3,881	(9,545)	(23,115)	(35,176)	(44,958)
28	Capital / non-fin. assets - less def. cap. contrib. beginning 2012-13	30,275	34,217	37,607	40,122	39,517	40,839	42,197	44,661	47,281	50,507	52,859	55,414
29	Net Assets [c]	61,976	61,534	59,260	59,113	53,972	53,871	55,251	48,542	37,736	27,392	17,683	10,456

[a]	Numbers are not strictly comparable due to numerous accounting policy changes over time. Examples include reporting certain items (transfers through the tax system, crude oil marketing and transportation costs, allowance for corporate income tax doubtful accounts) as expense, instead of netting the amounts from related revenue, increasing both revenue and expense, but not impacting the surplus / (deficit). Beginning iwith 2015-16 Actual, revenue includes donations to post-secondary and health authority endowments; in prior years donations were not included in revenue but rather were reported as “adjustments to net assets.”

[b]	Reflects capital grants and other support included in expense, and capital investment in government-owned assets not included in expense. Capital investment adds to capital assets, which are depreciated over time through amortization expense.

[c]	The change in net assets year over year does not match the surplus / (deficit) exactly in most years, due to various balance sheet adjustments, most of which are minor. A significant adjustment reducing net assets by $2 billion was made in 2012-13, to recognize the accumulated deferred capital contribution liability when the accounting standard was adopted.

FISCAL PLAN 2017–20  •  FISCAL PLAN TABLES            125

BLANK PAGE

Government of Alberta

FISCAL PLAN

RESPONSE TO THE

AUDITOR GENERAL

•

FEBRUARY 2016

APRIL 2016

EDUCATION AND INFRASTRUCTURE – SYSTEMS

TO MANAGE THE SCHOOL-BUILDING PROGRAM

JULY 2016

JULY 2016

HUMAN SERVICES – SYSTEMS TO DELIVER

CHILD AND FAMILY SERVICES TO

INDIGENOUS CHILDREN IN ALBERTA

OCTOBER 2016

128             RESPONSE TO THE AUDITOR GENERAL  •  FISCAL PLAN 2017–20

RESPONSE TO THE AUDITOR GENERAL – FEBRUARY 2016

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General.. The following are the recommendations in the Auditor General’s report titled Report of the Auditor General of Alberta– February 2016 and the government’s response to each of them.

AUDITOR GENERAL’S RECOMMENDATIONS		GOVERNMENT’S RESPONSE

Energy – Systems to Manage Royalty Reduction Programs

1.	Evaluate and Report on Royalty Reduction Program Objectives

	We recommend that the Department of Energy annually evaluate and report whether the department’s royalty reduction programs achieve their objectives.	Accepted. The Department of Energy will:
● annually evaluate and report on the royalty programs; and

● coordinate reporting in the Ministry of Energy’s Annual Report for the 2016-17 fiscal year, in conjunction with reporting requirements resulting from the recommendations of the Royalty Review Advisory Panel Report.

Energy – IT Security for Industrial Control Systems in Alberta’s Oil and Gas Industry

2.	Further Assess Provincially Regulated Industrial Control Systems

	We recommend that the Department of Energy and Alberta Energy Regulator work together to determine whether a further assessment of threats, risks and impacts to industrial control systems used in provincially regulated oil and gas infrastructure would benefit Alberta.	Accepted. The Alberta Energy Regulator has engaged with the Department of Energy, the Department of Justice and Solicitor General and Industry Operator Associations to conduct risk assessment of threats, risks and impacts to industrial control systems used in provincially regulated oil and gas infrastructure. This risk assessment is expected to be completed in the 2016-17 fiscal year.

Human Services – Office of the Public Guardian and Trustee – Surplus Management and Results Reporting

3.	Determine and Manage Surplus

We recommend that the Public Trustee develop processes to effectively manage the growth and use of the accumulated surplus in the Common Fund.

Accepted. A surplus management plan is currently being developed that will determine the appropriate amount to be retained as surplus in the Common Fund and the use of these funds. The plan is expected to be finalized by March 2017.

FISCAL PLAN 2017–20  •  RESPONSE TO THE AUDITOR GENERAL            129

AUDITOR GENERAL’S RECOMMENDATIONS		GOVERNMENT’S RESPONSE

4.	Improve Results Analysis Processes and Reporting

	We recommend that the Public Trustee and Ministry of Human Services improve the performance reporting for the operations of the Public Trustee.	Accepted. The Public Trustee and the Ministry of Human Services have commenced the preparation of both an annual report and a business plan to be issued during the 2016-17 fiscal year.

Justice and Solicitor General – Victims of Crime Fund – Systems to Manage Sustainability and Assess Results

5.	Develop and Publicly Report on a Plan for the Victims of Crime Fund Program

	We recommend that the Department of Justice and Solicitor General:	Accepted. The Department of Justice and Solicitor General will develop a business plan that:
	● develop and approve a business plan with measurable desired results for the Victims of Crime Fund ● publicly report on the results of this business plan	● clearly identifies the current and anticipated future needs of the victims of crime population; ● identifies current gaps in service;
● shows the amount of funding that will be required to meet these needs and address these gaps and what the impact on Albertans will be if funding is not made available; and
● can be monitored by setting achievable, measurable goals and targets, including timelines and milestones.

This recommendation is expected to be implemented by Spring 2017.

6.	Determine Best Use of Victims of Crime Fund Accumulated Surplus

	We recommend that the Department of Justice and Solicitor General, supported by sufficient analysis, determine an appropriate use of the Victims of Crime Fund accumulated surplus.	Accepted. The Department of Justice and Solicitor General will determine an appropriate use for the Victims of Crime Fund accumulated surplus taking into account:

● funding required to meet anticipated long-term
obligations;
● the level of net assets that should be maintained; and
● the need for a reserve fund and the amount of such a fund.

The analysis, to determine the appropriate use of the accumulated surplus, is expected to be completed by February 2017.

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AUDITOR GENERAL’S RECOMMENDATIONS		GOVERNMENT’S RESPONSE
Municipal Affairs – Disaster Recovery Program
Transition
7.	Implement Transition Plan

We recommend that the Department of Municipal

Affairs implement its transition work plan to improve its disaster recovery program delivery systems by:

●  obtaining skilled project managers and implementing project management practices that will achieve the objectives outlined in the plan

●  improving project oversight to monitor implementation of the plan to ensure desired results are achieved within an acceptable timeframe

Accepted. The Department of Municipal Affairs:

●  established a project management office in November 2015 to monitor and report on all projects supporting transition;

●  contracted experienced project managers to improve project management planning and processes; and

●  formed a Disaster Recovery Program (DRP) oversight committee to ensure cross-department transition related activities are coordinated efficiently.

All key projects supporting DRP transition are expected to be completed by June 2018.

Treasury Board and Finance – Economy and Efficiency of Cash Management in the Government of Alberta
8.	Evaluate Cash Management for Efficiency and Economy

We recommend that the Department of Treasury Board and Finance:

●  evaluate how it can use excess liquidity within government-controlled entities to reduce government debt and minimize borrowing costs, and implement mechanisms to utilize excess liquidity

●  evaluate the Consolidated Cash Investment Trust Fund and pursue opportunities to increase its use or modify its current structure to ensure it remains a relevant cash management tool

Accepted. The Department of Treasury Board and Finance will continue with initiatives already in progress, including:

●  identifying and consolidating excess cash within government; and

●  evaluating the purpose and structure of the Consolidated Cash Investment Trust Fund with the goal of allowing the government to use these resources.

Initial work is expected to be completed during the 2016-17 fiscal year.

9.	Develop Policies to Prevent Early Payment of Grants and an Accumulation of Large Cash Balances
We recommend that the Department of Treasury Board and Finance issue policies and guidance for departments to monitor the working capital needs of government-controlled entities to ensure departments only provide cash when needed.

Accepted. The Department of Treasury Board and Finance will develop policies and guidelines to provide guidance to departments regarding the working capital requirements of government-controlled entities and the timing of payments from government to government-controlled entities. These policies are expected to be developed during the 2017-18 fiscal year.

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AUDITOR GENERAL’S RECOMMENDATIONS		GOVERNMENT’S RESPONSE
10.	Implement and Use Information Technology to Manage Cash

We recommend that the Department of Treasury Board and Finance implement an integrated treasury management system to manage treasury functions and processes, including government-wide cash pooling and management.

Accepted. Implementation of an integrated treasury management system is an essential tool to implement improvements to cash management. A treasury management system is expected to support automation of processes, reconciliations, cash forecasting and timely reporting of information. Implementation is expected to be completed in the 2018-19 fiscal year.

11.	Use Leading Banking and Related Practices and Evaluate Cost Benefits of Bank Accounts

We recommend that the Department of Treasury Board and Finance work with departments to implement leading banking practices and evaluate the benefits of existing bank accounts compared to the costs of administering them, and make changes where the costs exceed the benefits.

Accepted. The Department of Treasury Board and Finance:

●  has completed a review of banking within the government. The conclusions from this review will be used to identify opportunities to work with departments and government entities to improve banking and related business practices; and

●  will continue to actively monitor requests to open new bank accounts and explore opportunities to consolidate existing bank accounts to minimize banking costs.

12.	Improve Policies for Payments
	We recommend that the Department of Treasury Board and Finance:	Accepted. The Department of Treasury Board and Finance will:

●  periodically analyze payment data to identify non-compliance with policies and seek opportunities for improvements

●  ensure that cost recoveries between government entities consider costs and benefits, and a transaction threshold

●  work with the Department of Service Alberta to analyze payment data and identify opportunities for improvements and will develop policies and guidance for payment methods; and

●  examine the impact of setting transaction thresholds for cost transfers and develop appropriate policies that will reduce administration costs. Development of policies and tools to analyze payment data are expected to be completed by the 2017-18 fiscal year.

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AUDITOR GENERAL’S RECOMMENDATIONS		GOVERNMENT’S RESPONSE
Advanced Education – Keyano College
13.	Improve Financial Reporting Processes

We recommend that Keyano College improve its

financial reporting by:

●  training staff on Canadian Public Sector Accounting Standards (PSAS)

●  improving its monitoring and reviewing processes to ensure accurate financial information

Accepted. Five key staff involved in financial
reporting have completed Public Sector Accounting
Standards training.
In addition, Keyano College has:
● hired a new VP, Administration and CFO as of January 25, 2016, to provide financial oversight;
● established processes for monthly reconciliations;
● improved availability of monthly financial statements for VP’s and budget managers to facilitate budget management; and
● hired an additional accountant as of January 7, 2016, to provide additional resources within the Finance department.
Advanced Education – Lakeland College
14.	Improve Segregation of Duties
	We recommend that Lakeland College improve	Accepted. Lakeland College has implemented user
	segregation of duties within the finance department.	access controls and regular monitoring to improve
segregation of duties within the finance department
during the 2015-16 fiscal year.
Advanced Education – Olds College
15.	Improve Access Controls to Information Systems

We recommend that Olds College strengthen its information systems access controls to ensure it:

●  promptly removes system access privileges when staff or contractors leave the college

●  discontinues the practice of leaving accounts open for email access after staff are terminated

Accepted. Olds College has implemented improved user access controls to information systems that include the following measures when an employee leaves:

●  terminate employee’s email account;

●  transfer ownership of electronic files; and

●  delete old account after the termination date.

These measures have been implemented as of January 2016.

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AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE
Advanced Education – Red Deer College
16. Improve General Computer Control Environment – Repeated

We again recommend that Red Deer College improve its general computer control environment by:

●  finalizing its risk assessment process and implementing a comprehensive IT control and governance framework for its key processes

●  managing changes to computer programs

●  testing its disaster recovery plan and then assessing its adequacy

Accepted. Red Deer College continues work to improve:

●  documentation of the implementation and review processes for the ITS governance and control framework;

●  the change management process which is currently being reviewed for functional alignment; and

●  backups and recovery to ensure they are fully tested and operational. The University of Alberta has been engaged as the peer institution to house monthly and yearly backups for the purpose of disaster recovery.

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RESPONSE TO THE AUDITOR GENERAL – APRIL 2016

EDUCATION AND INFRASTRUCTURE – SYSTEMS TO MANAGE THE SCHOOL-BUILDING PROGRAM

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following are the recommendations in the Auditor General’s report titled Report of the Auditor General of Alberta – April 2016 – Education and Infrastructure – Systems to Manage the School-Building Program and the government’s response to each of them.

AUDITOR GENERAL’S RECOMMENDATIONS		GOVERNMENT’S RESPONSE
1.

Clarify Roles and Responsibilities

We recommend that the Department of Education improve its oversight of the school-building program by:

●  working with the Department of Infrastructure to clarify the roles and responsibilities of each department and establishing supporting policies and procedures

●  developing clear decision-making authorities for the program

Accepted. The Department of Education and the Department of Infrastructure have worked together to:

●  clarify roles and responsibilities and define clear decision-making authorities;

●  develop an agreed-upon governance structure for decision-making and escalation of issues; and

●  develop a communications plan that articulates the respective roles and responsibilities of each department for communicating each stage of the school-building program/project lifecycle.

In addition, the Department of Education will undertake a comprehensive review of its capital planning policies and procedures. This recommendation is expected to be implemented by September 2018.

2.	Improve the Planning and Approval Process

We recommend that the Department of Education improve project approvals for new schools and modernization by:

●  implementing a gated approval process

●  identifying the approval gates, required deliverables and responsibilities for completion of the deliverables

Accepted. The Department of Education will:

●  develop gated approval processes for school capital projects, which will include checkpoints to ensure necessary review and approvals have been satisfied prior to proceeding to the next stage. These processes are expected to begin by March 2017; and

●  request that its budget include annual block funding for planning in order to bring projects to the final readiness “gate” prior to approval to next stage. This request is expected to form part of the Department of Education’s submission to the provincial capital planning process for Budget 2017.

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AUDITOR GENERAL’S RECOMMENDATIONS		GOVERNMENT’S RESPONSE
3.	Improve Systems to Manage and Control Projects

We recommend that the Department of Education improve its systems to manage and control school-capital projects by:

●  agreeing on project expectations promptly with school jurisdictions and Infrastructure, including scope, budget and key milestones

●  developing and implementing change-management policies and procedures

Accepted. The Department of Education:

●  has implemented grant agreements for school jurisdiction-managed projects and will work to strengthen these agreements to ensure compliance with gated approval processes; and

●  will review and modify the value scoping approach that it uses to define the scope of complex projects, in order to incorporate improved data collection, user engagement and technical inputs.

In addition, the Department of Education and the Department of Infrastructure will work jointly

●  on an improved process and development of a template document for Infrastructure-managed projects that clearly identifies the agreed upon project expectations (scope, time and cost); and

●  to define, develop and implement a post tender budget adjustment process and template(s).

This recommendation is expected to be implemented by June 2017.

4.	Improve Systems to Manage and Control Projects

We recommend that the Departments of Education and Infrastructure improve the planning process by:

●  identifying who must review and approve project planning deliverables and formally communicate these approvals to school jurisdictions or the Department of Infrastructure’s contractors

●  basing oversight of projects managed by school jurisdictions on risk

Accepted. The Department of Education and the Department of Infrastructure have developed a tool to be used for evaluating risk, resource availability, experience and expertise of school jurisdictions in order to assess the level of oversight required.

In addition, the Department of Infrastructure has put into place “enhanced oversight” for some projects and has developed a Terms of Reference document to formalize this approach.

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AUDITOR GENERAL’S RECOMMENDATIONS		GOVERNMENT’S RESPONSE
5.	Improve Reporting Systems and Controls
We recommend that the Department of Infrastructure improve its systems for publicly reporting on the status of school capital projects.

Accepted. The Department of Infrastructure has completed:

●  a review of the current process, procedures and systems for updating the website, to ensure all publicly reported data is accurate; and

●  work to ensure that publicly reported milestones are reasonable and supported by project schedules that consider project status, project complexities and estimated timeframes from remaining activities.

In addition, the Department of Education and the Department of Infrastructure have formalized and documented a monthly reporting process for updating the Department of Infrastructure’s school projects website.

6.	Improve Reporting Systems and Controls
We recommend that the Department of Education define and report on the key performance indicators of the school-building program.

Accepted. The Department of Education is:

●  providing monthly reporting on program and project status; and

●  establishing appropriate key performance indicators to adequately assess performance and risk at the program level. This recommendation is expected to be implemented by September 2017.

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AUDITOR GENERAL’S RECOMMENDATIONS		GOVERNMENT’S RESPONSE

7.	Improve Reporting Systems and Controls

We recommend that the departments of Education and Infrastructure improve reporting on the school-building program by:

●  defining reporting requirements, including measures to assess project performance

●  using a common reporting system that specifies where information will be retained, who will update it and how it will be updated

Accepted. The Department of Infrastructure:

●  has defined measures for assessing and reporting on project cost, scheduled performance and potential delays. Bi-weekly reporting identifies and reports on project-specific issues and risks and the respective impacts these have on schedule and/or cost;

●  is providing monthly reporting to the Department of Education on project-specific measures; and

●  will establish appropriate key performance indicators to adequately assess performance and risk at the project level. Implementation is expected to be completed by September 2017.

The Department of Education:

●  has implemented monthly reporting from school jurisdictions on project-specific measures; and

●  has revised grant agreements for school jurisdiction-managed projects to clearly outline jurisdiction responsibilities related to projecting and reporting all aspects of a school capital project, status and cost

In addition, the Department of Education and the Department of Infrastructure are working to develop a School Capital Tracking System, a common reporting system for data management and workflow, to address issues of data security, ownership, integrity, accessibility and continuity. Implementation is expected to be completed by December 2019.

8.	Match Capital Funding to Project Progress
We recommend that the Department of Education improve its cash-flow forecasting systems and ensure capital funding requests are supported by assumptions tied to project progress.

Accepted. The Department of Education:

●  will develop, document and implement a process to ensure that project assumptions related to cash flow requirements are accurately documented. This process is expected to be implemented by March 2017; and

● has implemented “just in time” grant funding payments for school jurisdiction-managed projects to match cash flow to project progress.

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AUDITOR GENERAL’S RECOMMENDATIONS		GOVERNMENT’S RESPONSE
9.	Submit Revised Plan for Approval
	We recommend if Treasury Board adjusts the Department of Education’s funding request, the Department of Education should submit its revised school-building program plan to the Treasury Board for approval. The revised plan should align with the approved funding and should clearly identify the impact on project progress.	Accepted. The Department of Education will lead the development of a procedure for submitting revised capital plans to Treasury Board (TB), in the event a funding adjustment is made by TB, to clearly identify and communicate the impact on program/projects if capital targets are changed. This recommendation is expected to be completed by March 2017.

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RESPONSE TO THE AUDITOR GENERAL – JULY 2016

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following are the recommendations in the Auditor General’s report titled Report of the Auditor General of Alberta – July 2016 and the government’s response to each of them.

AUDITOR GENERAL’S RECOMMENDATIONS			GOVERNMENT’S RESPONSE
Justice and Solicitor General – Office of the Chief Medical Examiner – Contracting Transporters of Deceased Rural Albertans
1.	Develop Guidelines for Contract Requests
	We recommend that the Department of Justice and Solicitor General develop guidelines that clearly identify:		Accepted. The Department of Justice and Solicitor General will:
	●	when a program area must provide a business case to support a contract request and what information must be included	● ●

establish guidelines as to when a business case must be provided to support a contract request; and

develop business case and/or project analysis templates. This recommendation is expected to be completed by April 2017.

	●	who can make a decision not to require a business case and in what circumstances, and what must be documented to support this decision
2.	Determine When Contracted Vendors will be Used
	We recommend that the Department of Justice and Solicitor General determine and include as part of its pre-qualification contract posting process:		Accepted. The time frame for only using vetted and contracted vendors to provide the requested services under a Pre-Qualified Resource (PQR) is 60 days after the date for conducting the initial evaluation of responses to the PQR.
	●	a date after which only vetted and contracted vendors are eligible to provide services in the normal course of business
	●	circumstances in which it may need to use non-contracted vendors	The circumstance in which non-prequalified vendors may be used depends on the particular type of service being requested. These circumstances will be established and identified in the PQR when it is posted.

In the case of the Office of the Chief Medical Examiner (OCME), non-prequalified vendors will only be engaged during certain extenuating circumstances as determined by the OCME. This was implemented by the OCME in October 2016.

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AUDITOR GENERAL’S RECOMMENDATIONS		GOVERNMENT’S RESPONSE
Labour – Evaluating Occupational Health and Safety Systems
3.	Improve Planning and Reporting – Repeated from 2010
We again recommend that the Department of Labour improve its planning and reporting systems for occupational health and safety by evaluating and reporting on whether key OHS programs and initiatives achieve the desired results.

Accepted. The Department of Labour has made changes to the program, including the establishment of an Occupational Disease and Injury Prevention Unit, which will increase capacity to make evidence-informed decision-making in the areas of research, surveillance, informatics and evaluation. This recommendation is expected to be completed during the 2016-17 fiscal year.

4.	Enforce Compliance – Repeated from 2010
	We again recommend that the Department of Labour clarify and enforce its procedures to approve giving employers extra time to fix worksite health and safety problems.	Accepted. The Department of Labour:
		●	has updated training to ensure Occupational Health and Safety officers document the use of Stop-Use and Stop-Work orders properly; and
		●	will be exploring changes to the Compliance Information Management System that will incorporate the requirement for manager approval for second extensions to orders during the 2016-17 fiscal year.

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RESPONSE TO THE AUDITOR GENERAL – JULY 2016

HUMAN SERVICES – SYSTEMS TO DELIVER CHILD AND FAMILY SERVICES TO INDIGENOUS CHILDREN IN ALBERTA

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following are the recommendations in the Auditor General’s report titled Report of the Auditor General of Alberta – July 2016 – Human Services – Systems to Deliver Child and Family Services to Indigenous Children in Alberta and the government’s response to each of them.

AUDITOR GENERAL’S RECOMMENDATIONS		GOVERNMENT’S RESPONSE
1.	Enhance Early Support Services
We recommend that the Department of Human

Accepted. The Prevention and Early Intervention

Framework will be reviewed to better reflect the

needs of Indigenous children and families. This

review will include processes to measure and report on the outcomes and effectiveness of these programs for Indigenous participants. A plan for the review of the framework has been developed.

Services:
● enhance its processes so that they include the needs of Indigenous children and families in the design and delivery of its early support services

● report to the public regularly on the effectiveness of early support services

2.	Ensure a Child-Centred Approach

Accepted. A review of current standards, reporting, accountabilities and analysis will be undertaken to strengthen and expand the focus on results for Indigenous children. This includes greater accountability for planning activities for all infants, children, youth and families with the expectation that services to Indigenous children meet the standards of care the department sets for all children in Alberta. A plan for the review has been developed.

We recommend that the Department of Human Services improve its systems to:

● ●

ensure the care plan for each Indigenous child requiring intervention services is adhered to and meets the standards of care the department sets for all children in Alberta analyze the results of services to Indigenous children and report to the public regularly on its progress in achieving planned results

3.	Strengthen Intercultural Understanding
We recommend that the Department of Human Services continue to enhance its staff training of the history and culture of Indigenous peoples, as well as its training of intercultural understanding. The department should seek the expertise of Indigenous leaders and communities when developing the training.

Accepted. Staff training is being developed to augment and complement current training to increase staff knowledge and competency of Indigenous culture and understanding. A review of the available training supports will be undertaken to identify opportunities that strengthen the department’s current training options. This will occur collaboratively with Indigenous leaders and communities and will be completed with other training updates and enhancements currently underway. A plan for the development and review of staff training has been developed.

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RESPONSE TO THE AUDITOR GENERAL – OCTOBER 2016

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following are the recommendations in the Auditor General’s report titled Report of the Auditor General of Alberta – October 2016 and the government’s response to each of them.

AUDITOR GENERAL’S RECOMMENDATIONS			GOVERNMENT’S RESPONSE
Agriculture and Forestry – Agriculture Financial Services Corporation – Systems to Manage the Lending Program
1.	Define Strategic Objectives, Articulate Sector Credit Needs and Re-evaluate the Relevance of the Lending Program
	We recommend that the Agriculture Financial Services Corporation:		Accepted. Agriculture Financial Services Corporation (AFSC) will:
	●	clearly define the strategic objectives of the lending program; these objectives should be consistent with AFSC’s legislative mandate	● ● ●

continue its strategic review of its lending mandate and associated activities including a market needs assessment;

evaluate individual program objectives to ensure alignment with the act, regulations and strategic objectives; and

work with the Department of Agriculture and Forestry and the board of directors of AFSC to develop practices to ensure the relevancy of the mandate is reviewed periodically.

	●	clearly articulate the credit needs of the agriculture sector in Alberta, which should drive its lending activities
	●	develop a process to periodically re-evaluate the relevance of the lending products it offers to ensure they continue to be relevant
2.	Define Oversight Responsibilities

We recommend that the Department of Agriculture and Forestry and the board of directors of the Agriculture Financial Services Corporation clearly define the oversight responsibilities of both parties for the lending program.

Accepted. AFSC is in the process of:
● replacing the existing Memorandum of Understanding with a more comprehensive Mandate and Roles document with the Department of Agriculture and Forestry; and
●

implementing a more comprehensive Enterprise Risk Management framework, which will facilitate enhanced documentation and reporting necessary to support the required oversight by the board of directors of AFSC and the department.

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AUDITOR GENERAL’S RECOMMENDATIONS		GOVERNMENT’S RESPONSE

3.	Develop a Funding Model and Costing System

We recommend that the Agriculture Financial Services Corporation:

Accepted. Agriculture Financial Services Corporation (AFSC) is nearing completion of a practical model to facilitate allocation of lending costs to the program level. Once implemented, AFSC will engage in discussions to develop product specific funding to support key priorities and initiatives.

● develop a product-specific government funding model
● develop a costing system capable of allocating, tracking and reporting product-specific costs
4.	Monitor the Performance of the Loan Portfolio We recommend that the Agriculture Financial Services Corporation set up an independent function to monitor the performance of the loan portfolio.

Accepted. AFSC has an operational risk area that is currently responsible to provide economic analysis of industry sectors to management and the board of directors of AFSC on a quarterly basis. This group has been tasked with the additional responsibility of conducting independent reviews of the lending portfolio and providing quarterly reports to senior management and the board of directors of AFSC.

Human Services – Systems to Manage the Assured Income for the Severely Handicapped (AISH) Program

5.	Improve Program Accessibility

	We recommend that the Department of Human Services ensure its application processes are user friendly.	Accepted. The Department of Community and Social Services (formerly the Department of Human Services) is committed to ensuring the Assured Income for the Severely Handicapped (AISH) program is accessible and responsive to the needs of Albertans. The department is taking action to improve accessibility by simplifying the AISH application form and making information about the AISH program more available to Albertans.

6.	Set Service Standards and Improve Eligibility Procedures and Guidelines

	We recommend that the Department of Human Services:	Accepted. The Department of Community and Social Services (formerly the Department of Human Services) is committed to setting high quality standards and ensuring the AISH program is responsive to the needs of Albertans. The department is developing provincial standards for the program, targets for staff training and taking action to improve provincial reporting.
● set service standards for application processing times and regularly monitor against these standards
● improve procedures and guidelines to ensure staff apply policy in a consistent manner

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AUDITOR GENERAL’S RECOMMENDATIONS		GOVERNMENT’S RESPONSE

7.	Improve Reporting on Efficiency

	We recommend that the Department of Human Services improve its processes to measure, monitor and report on the efficiency of the AISH program.	Accepted. The Department of Community and Social Services (formerly the Department of Human Services) is committed to better monitoring and reporting to ensure the Assured Income for the Severely Handicapped (AISH) program is effective in meeting the needs of Albertans. The department is developing provincial standards for processing times and finding ways to better track AISH client feedback.

Executive Council – Contracting Processes Follow-up

8.	Improve Contracting Processes – Repeated

	We again recommend that the Department of Executive Council improve its contracting processes by documenting:	Accepted. The Department of Executive Council enhanced contracting processes to ensure appropriate documentation is in place to support the decision to contract the selection of a sole-source vendor and to substantiate the rates paid provide good value to government. The department has also established a Contract Review Committee and is redrafting its contracting policy to reflect enhancements being made.
● the rationale for contracting services and selecting vendors when entering into sole-sourced contracts
● its assessment of whether proposed contract rates are reasonable, and ensuring contracts are authorized and in place before contracted services are received

Advanced Education – Athabasca University

9.	Establish Information Technology Resumption Capabilities – Repeated
	We again recommend that Athabasca University:	Accepted. Athabasca University is embarking on a multi-year, multi-phase project to provide defined business continuity services, including:
● ●

assess the risks and take the necessary steps to establish appropriate off-site disaster recovery facilities that include required computer infrastructure to provide continuity of critical IT systems

complete and test its existing disaster recovery plan to ensure continuous services are provided in the event of a disaster

● the redesign and upgrading of its network;
● virtualizing its server environment; and
● utilization of cloud-based services.

This recommendation is expected to be implemented in the 2019-20 fiscal year.

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AUDITOR GENERAL’S RECOMMENDATIONS			GOVERNMENT’S RESPONSE

10.	Improve Procedures to Monitor and Report Access and Security Violations – Repeated

	We again recommend that Athabasca University formalize its access and security monitoring procedures to:		Accepted. Athabasca University has implemented several information and communication technology security policies and has created a new Director of IT security position. The university plans to implement automated log management and log review tools to address security remediation and network renewal issues. This recommendation is expected to be implemented in the 2017-18 fiscal year.
	●	detect and assess security threats to critical information systems
	●	report access and security violations to senior management
	●	identify and resolve the root causes of security threats and violations

Agriculture and Forestry – Agriculture Financial Services Corporation

11.	Ensure Compliance with Established Policies

We recommend that the Agriculture Financial Services Corporation:

Accepted. Agriculture Financial Services Corporation (AFSC) has reviewed its training and development policy and approved changes to increase oversight, as well as provide additional guidance relating to return service agreements.

AFSC will review all legal options in order to continue its efforts to recover payments.

	●	ensure that agreements between AFSC and its employees comply with the corporation’s established policies. If deviations from policies are necessary, adequate justification and support should be documented
	●	improve its training policy and reimbursement agreements to make them more specific and in line with the guidance by Government of Alberta Corporate Human Resources
	●	consider recovering expenses that do not comply with AFSC’s policies

12.	Strengthen Processes to Report Senior Executives’ Expenses to the Board of Directors

We recommend that the Agriculture Financial Services Corporation regularly report to its board of directors on the expenses of senior executives.

Accepted. AFSC has implemented a process to regularly report significant senior executive travel expenses to the board of directors of AFSC. Management will also prepare and report on training initiatives provided to executive members.

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AUDITOR GENERAL’S RECOMMENDATIONS		GOVERNMENT’S RESPONSE

Culture and Tourism

13.	Improve Financial Statement Preparation Processes

We recommend that the Department of Culture and Tourism improve its financial statement preparation processes for transactions that do not occur regularly.		Accepted. The Department of Culture and Tourism is documenting in more detail, assessments completed for unusual non-routine material transactions.

Economic Development and Trade

14.	Improve Financial Reporting Processes

	We recommend that the Department of Economic Development and Trade improve its internal controls and quality review processes to ensure prompt preparation of accurate financial reporting.	Accepted. The Department of Economic Development and Trade will improve its internal controls and quality review processes to ensure prompt preparation of accurate financial reporting.

15.	Assess Investment Impairment Losses

	We recommend that the Alberta Enterprise Corporation develop and implement policies and procedures to assess investment impairment losses.	Accepted. Alberta Enterprise Corporation has developed an investment impairment policy. The policy was accepted by the corporation’s board of directors in November 2016.

Energy

16.	Improve Controls Over Access to Key Business Systems

	We recommend that the Department of Energy document conflicting roles within its key business systems and ensure appropriate controls are in place where conflicting roles are identified	Accepted. The Department of Energy has developed an implementation plan to document conflicting roles within key business systems and any related compensating controls.

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AUDITOR GENERAL’S RECOMMENDATIONS		GOVERNMENT’S RESPONSE
Environment and Parks
17.	Improve Capital Asset Monitoring and Recording Processes

We recommend that the Department of Environment and Parks improve its processes for monitoring and recording dam and water management structure assets by:

●  reconciling the Environment Infrastructure Management System with the asset management accounting system so that the assets listed in one reasonably correspond to those in the other

●  completing a comprehensive analysis of assets to verify existence, completeness and valuation in order to maintain reliable accounting records

●  applying criteria to decide when to write down an asset, and documenting the assessment of such decisions

Accepted. In the 2017-18 fiscal year, the Department of Environment and Parks will:

●  complete significant updates and corrections in the Asset Management module;

●  develop a plan to align the two systems; and

●  determine criteria for analyzing assets to decide when to write down an asset and document the assessment.

Indigenous Relations

18.	Improve Financial Reporting Processes – Repeated

We again recommend that the Department of Indigenous Relations improve its financial reporting processes to ensure its estimates are reasonable and properly supported.

Accepted. The Department of Indigenous Relations is working with the Department of Seniors and Housing and the Department of Municipal Affairs to document the Southern Alberta floods project process to reassess reasonableness and completeness of financial reporting estimates and disclosure. The department made progress on developing a series of tables to review expenditure forecasts on a monthly basis.

Work is expected to be completed by March 2017 to provide evidence that processes are documented and estimates are reasonable and properly supported.

148             RESPONSE TO THE AUDITOR GENERAL  •  FISCAL PLAN 2017–20